    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 9, 2004
                                                 REGISTRATION NO. 333-__________
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM F-10
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------
                            HYDROGENICS CORPORATION -
                            CORPORATION HYDROGENIQUE
             (Exact name of Registrant as specified in its charter)

  ONTARIO, CANADA                      3629                     NOT APPLICABLE
 (Province or other             (Primary Standard             (I.R.S. Employer
  jurisdiction of            Industrial Classification       Identification No.)
 incorporation or                  Code Number)
    organization)




                             5985 MCLAUGHLIN ROAD
                      MISSISSAUGA, ONTARIO L5R 1B8. CANADA
                                 (905) 361-3660
   (Address and telephone number of Registrant's principal executive offices)
                             ----------------------
                              CT CORPORATION SYSTEM
                                111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8400
    (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

                          Copies of communications to:

   MARK L. MANDEL, ESQ.        MARK A. TRACHUK, ESQ.          JEFFREY D. KARPF, ESQ.            PATRICIA L. OLASKER, ESQ.
     WHITE & CASE LLP        OSLER, HOSKIN & HARCOURT       CLEARY, GOTTLIEB, STEEN &           DAVIES WARD PHILLIPS &
1155 AVENUE OF THE AMERICAS             LLP                         HAMILTON                         VINEBERG LLP
 NEW YORK, NEW YORK 10036     1 FIRST CANADIAN PLACE             1 LIBERTY PLAZA             44TH FLOOR, 1 FIRST CANADIAN
       UNITED STATES         TORONTO, ONTARIO M5X 1B8        NEW YORK, NEW YORK 10006                    PLACE
      (212) 819-8546                  CANADA                      UNITED STATES                TORONTO, ONTARIO M5X 1B1
                                  (416) 362-2111                  (212) 225-2000                        CANADA
                                                                                                    (416) 863-0900

                ------------------------------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                           PROVINCE OF ONTARIO, CANADA
                (Principal jurisdiction regulating this offering)
                ------------------------------------------------
    It is proposed that this filing shall become effective (check appropriate box):

A. [ ] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.   [X] at some future date (check the appropriate box below):


     1. [ ] pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).


     2. [ ] pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date).



     3. [ ] pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.



     4. [X] after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box: [ ]

                ------------------------------------------------
                         CALCULATION OF REGISTRATION FEE





                                                            PROPOSED             PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO   AMOUNT TO BE    MAXIMUM OFFERING     MAXIMUM AGGREGATE    AMOUNT OF REGISTRATION FEE(3)
             BE REGISTERED             REGISTERED(1)    PRICE PER UNIT(2)    OFFERING PRICE(2)
-------------------------------------  --------------   -----------------    ------------------   -----------------------------
  Common shares                          12,650,000         U.S.$6.33         U.S.$80,074,500               U.S.$6,479


(1) Includes Common Shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of determining the registration fee under the Securities Act of 1933.

(3) Calculated pursuant to Rule 457(c) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(c) OF THE ACT, MAY DETERMINE.

================================================================================

                                     PART I

                     INFORMATION REQUIRED TO BE DELIVERED TO
                             OFFEREES OR PURCHASERS

INFORMATION HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR
QUALIFICATION    UNDER    THE    SECURITIES   LAWS    OF    ANY    SUCH   STATE.

                 SUBJECT TO COMPLETION, DATED           , 2004

PROSPECTUS

                               (HYDROGENICS LOGO)

                                          COMMON SHARES
                           $         PER COMMON SHARE
                               ------------------

     We are offering           of our common shares under this prospectus. We
have granted the underwriters an option to purchase up to           additional
common shares to cover over-allotments.

     Our common shares are quoted on the Nasdaq National Market under the symbol "HYGS" and listed on the Toronto Stock Exchange under the symbol "HYG." The last reported sale price of our common shares on January 8, 2004 on the Nasdaq National Market was $6.36 and on the Toronto Stock Exchange was Cdn. $8.18 per common share. Unless otherwise stated, all dollar amounts herein are stated in U.S. dollars.

                               ------------------

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

     WE ARE A FOREIGN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH THE DISCLOSURE REQUIREMENTS OF OUR HOME COUNTRY, CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED OR INCORPORATED HEREIN HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND MAY BE SUBJECT TO FOREIGN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     THE ENFORCEMENT BY INVESTORS OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT WE ARE INCORPORATED UNDER THE LAWS OF CANADA, THAT SOME OR ALL OF OUR OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY, THAT SOME OR ALL OF THE UNDERWRITERS OR EXPERTS NAMED IN THE REGISTRATION STATEMENT MAY BE RESIDENTS OF A FOREIGN COUNTRY, AND THAT ALL OR A SUBSTANTIAL PORTION OF OUR ASSETS AND SAID PERSONS MAY BE LOCATED OUTSIDE OF THE UNITED STATES.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                                                                PER SHARE         TOTAL
                                                              -------------   --------------
Public Offering Price                                         $                $
Underwriting Discount                                         $                $
Proceeds to Hydrogenics Corporation (before expenses)         $                $

     The underwriters expect to deliver the common shares to purchasers on or
about           , 2004.

                               ------------------
                                   CITIGROUP
                               ------------------
NATIONAL BANK FINANCIAL                              TD SECURITIES (U.S.A.) INC.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. NEITHER WE NOR THE UNDERWRITERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY DIFFERENT INFORMATION. NEITHER WE NOR THE UNDERWRITERS ARE MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE SUCH AN OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS SHORT FORM PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS SHORT FORM PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Forward-Looking Statements..................................     ii
Exchange Rates..............................................     ii
Summary.....................................................      1
Documents Incorporated by Reference.........................      8
Recent Developments.........................................      9
Risk Factors................................................     10
Presentation of Financial and Other Information.............     23
Use of Proceeds.............................................     23
Dividend Policy.............................................     23
Capitalization..............................................     24
Dilution....................................................     25
Selected Financial Data.....................................     26
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     28
Business....................................................     38
Management..................................................     54
Corporate Governance........................................     56
Certain Transactions........................................     58
Description of Capital Stock................................     60
Shares Eligible for Future Sale.............................     61
Income Tax Consequences.....................................     63
Underwriting................................................     69
Legal Matters...............................................     71
Experts.....................................................     72
Where You Can Find More Information.........................     73
Index to Financial Statements...............................    F-1

     Unless the context otherwise requires, all references to "Hydrogenics", "the Company", "we", "us" and "our" refer to Hydrogenics Corporation -- Corporation Hydrogenique.

     We have applied for registration of the trademarks "Hydrogenics", "FCATS", "FCAVS", "HyTEF", "HyAL", "SCREENER", "POTENZ" and "MREF" in Canada. All other trademarks or service marks appearing in this short form prospectus are the trademarks or service marks of their respective owners.

                           FORWARD-LOOKING STATEMENTS

     Statements under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business" and elsewhere in this short form prospectus and in the documents incorporated by reference about our future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances and these statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this short form prospectus.

     In some cases, you can identify forward-looking statements by our use of words such as "may", "will", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "seeks", "strategy", "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

     Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. We are under no duty to update any of our forward-looking statements after the date of this short form prospectus, other than as required by law. You should not place undue reliance on forward-looking statements.

                                 EXCHANGE RATES

     On January 8, 2004, the noon buying rate in New York City for cable transfers in Canadian dollars was Cdn. $1.00 equals U.S. $0.7820. The following table sets forth, for each period presented, the high and low exchange rates, the average of the exchange rates on the last day of each month during the period indicated and the exchange rates at the end of the period indicated for one Canadian dollar expressed in U.S. dollars, based on the inverse of the noon buying rate for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon-buying rate").

                                                YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------   NINE MONTHS ENDED
                                     1999      2000      2001      2002      2003     SEPTEMBER 30, 2003
                                    -------   -------   -------   -------   -------   ------------------
End of period.....................  $0.6925   $0.6669   $0.6279   $0.6329   $0.7710        $0.7404
Average for period................   0.6745    0.6725    0.6444    0.6368    0.7146         0.7012
High for period...................   0.6925    0.6969    0.6697    0.6612    0.7733         0.7492
Low for period....................   0.6535    0.6410    0.6241    0.6209    0.6382         0.6329

     Unless stated otherwise, all references to "$" or "U.S. $" in this short form prospectus refer to United States dollars and all references to "Cdn. $" refer to Canadian dollars.

                                    SUMMARY

     This summary highlights information contained elsewhere in or incorporated in this short form prospectus. Before deciding to invest in our common shares, you should carefully read this entire short form prospectus, including the section entitled "Risk Factors".

                            HYDROGENICS CORPORATION

     We are a leading developer and manufacturer of fuel cell and related new energy technologies that produce clean electricity. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We are also beginning to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and the balance of plant components for reformer-based hydrogen generation systems. Our business is divided into two segments: fuel cell test and diagnostic equipment and fuel cell power products.

                           OUR BUSINESS AND PRODUCTS

FUEL CELL TEST AND DIAGNOSTIC EQUIPMENT

     We are a leading developer and manufacturer of fuel cell testing equipment. We have sold over 450 fuel cell test stations to approximately 55 customers in North America, Asia and Europe. Our test and diagnostic equipment is used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.

     Automotive companies, energy companies, fuel cell developers, component suppliers and others are currently spending significant capital on the development and improvement of their own fuel cell programs. We believe our test stations and diagnostic products will become an important element to many of these programs as broad commercial markets for fuel cells eventually develop.

FUEL CELL POWER PRODUCTS

     Fuel Cell Power Modules. We have developed and recently begun selling scalable fuel cell power modules that allow "plug and play" integration into our own fuel cell products or those of original equipment manufacturers, or OEMs. The low pressure configuration of our power module architecture results in fewer moving parts, greater system simplicity, lower cost, enhanced reliability, quieter operation and increased versatility when compared to the high pressure systems offered by other companies. Our goal is to apply our power module architecture across a wide range of applications with early market appeal and, in addition, to achieve commercialization through strategic partners that have established market channels.

     Fuel Cell Systems. We are also developing fuel cell system products for specific end-use markets. Our fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 50 kW range. The diversity of our technology portfolio allows us to design and manufacture fuel cell systems with integrated refueling capabilities, using either reformer or electrolyzer technology. For instance, in conjunction with General Motors Corporation, we have developed a 25 kW regenerative fuel cell backup power generator that is targeted at the telecommunications market to provide reliable power at cellular tower sites. We have also developed a 50 kW HySTAT energy station that is capable of powering multi-dwelling complexes or small commercial buildings as well as serving as a hydrogen refueling station for fuel cell vehicles. In addition, we have a proprietary line of electrolyzers that we incorporate into our regenerative fuel cell systems. We are also developing stand-alone electrolyzer refuelers that utilize our electrolyzer technology.

     System Integration and Engineering. Our power products business unit also provides systems integration and engineering services to key customers and strategic partners.

                                  OUR STRATEGY

     We have implemented the following strategies to further our goal of being a leader in the development and commercialization of fuel cell test and diagnostic equipment and new energy technologies:

     - INITIALLY TARGET PREMIUM POWER MARKETS. We believe that the best way to ensure our participation in the mass commercial markets of the future is to initially focus on selling fuel cell products to the smaller premium power markets that exist today. Premium power markets such as specialty off-road mobility, military, aerospace, research, mission critical back-up power and funded demonstrations yield premium prices for workable solutions, a key factor in meeting our overriding goal of commercial sustainability. We hope that the premium pricing and smaller production runs associated with selling into these markets will provide us with positive margins and, more importantly, additional technical expertise with a minimal level of capital investment.

     - DEPLOY CAPITAL EFFICIENTLY THROUGH HORIZONTAL BUSINESS MODEL. We save money by leveraging the research and development efforts of our component suppliers and the supply, distribution and marketing initiatives of our OEM partners and customers. We concentrate our research and development initiatives on our core competencies and encourage our suppliers and channel distribution partners to develop and invest in aspects of the supply and distribution chain that are in their areas of expertise. We also focus on establishing and strengthening key relationships with OEMs, like General Motors and Deere & Company (John Deere), that have mature sales and distribution networks. Our goal is to utilize these existing sales and distribution networks and thereby minimize the costs associated with investing in our own marketing, sales and distribution networks.

     - DEVELOP A PORTFOLIO OF COMPLEMENTARY TECHNOLOGIES AND PROVIDE CUSTOMERS WITH COMPLETE FUEL CELL SOLUTIONS. We are developing a comprehensive portfolio of technologies to address the mobility, stationary and portable power markets, as well as the hydrogen generation infrastructure that is required to support these markets. We believe that the breadth of our portfolio of fuel cell and hydrogen generation technologies enables us to provide customers with complete energy solutions. By selling products and services that combine features and value streams that other fuel cell developers are not able to offer, we expect to realize improved pricing, revenues and gross margins. We expect that our portfolio of fuel cell and hydrogen technologies will, in the long term, yield multiple value streams for our shareholders and, in the short term, serve to insulate us from single point market failures and reduce technology risks.

     - CONTINUE TO PURSUE STRATEGIC RELATIONSHIPS. We look to strategic partners as a source of funding and technology and as a potential means of market distribution and view these partners as critical to our long-term success. As part of our strategy we are continually evaluating markets for fuel cell products and identifying potential strategic partners whose brands, distribution channels, technical expertise and customer knowledge can be accessed to bring fuel cell products to market. In addition, we are exploring opportunities to work with governments to provide them with innovative energy solutions. We work closely with our strategic partners to understand their goals and specific requirements and then rapidly develop prototypes and products to provide solutions to our partners' needs. Our relationships with General Motors and John Deere illustrate how we have successfully collaborated with industry leaders to develop fuel cell applications for their respective markets.

     - CONSERVE CASH THROUGH FISCAL DISCIPLINE. We believe it is important at this early stage of our industry to match our investment in headcount and research and development to the adoption rate and developmental pace of fuel cell technology. We believe that this deliberate pacing will reduce the risk of over-investment in production capacity prior to the emergence of a robust commercial market. The alignment of our resources with current market and development opportunities remains a fundamental discipline that we believe is critical to growing at a sustainable pace.

     - EXTEND GLOBAL REACH AND MAKE STRATEGIC ACQUISITIONS. We will continue to direct sales, business development and service capabilities to global markets where there are current and future needs for fuel cell related technologies. We also expect to continue to complement our organic growth through strategic acquisitions of businesses and technology. For example, the acquisition of EnKAT GmbH in Germany established our foothold in the European test station market. Likewise, the acquisition of our principal competitor in the test market, Greenlight Power Technologies, Inc., solidified our position as a leading developer and manufacturer of fuel cell test stations and diagnostic equipment. We have also acquired proprietary technology, including our license to certain General Motors stack technology and certain patents used in connection with our vehicle-to-grid initiatives.

                           OUR COMPETITIVE ADVANTAGES

     We believe that the following competitive advantages have enabled us to be a leader in the design, development, manufacture and sale of fuel cell test and diagnostic equipment and new energy technologies:

     - PREMIER CUSTOMER BASE. We sell fuel cell test and diagnostic equipment to most significant fuel cell development programs in the world and to many of the world's leading fuel cell component suppliers. Our customer relationships have helped, and we believe will continue to help, us capitalize on the opportunities developing in the industry for fuel cell and hydrogen generation products and services. For example, we currently provide products and services to General Motors, John Deere, Johnson Matthey Inc. and ChevronTexaco Corporation.

     - STRATEGIC ALLIANCE WITH GENERAL MOTORS CORPORATION AND OTHER KEY RELATIONSHIPS. Our alliance with General Motors includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. This alliance has given us the opportunity to participate in the development of fuel cell systems for automotive applications, the largest potential market for fuel cells, and has also helped us form key customer relationships with other OEMs such as John Deere and ChevronTexaco. We are currently providing power modules to John Deere for use in a variety of its commercial work vehicles and we are working with ChevronTexaco to develop a natural gas refueler, utilizing ChevronTexaco's proprietary fuel processor. See "Certain
       Transactions -- Alliance with General Motors Corporation".

     - FUEL CELL SYSTEMS EXPERTISE. We have gained significant expertise from our fuel cell test and diagnostic business in the operation of fuel cell stacks and balance of plant and systems integration. We believe that our expertise in optimizing the operation of a fuel cell system gives us the platform to transform current fuel cell technology into workable and cost-effective real-life applications. We believe that this expertise will continue to provide us with an ability to respond rapidly to market opportunities and technological changes in our industry. In addition, we believe that we are among a small number of companies around the world that have successfully demonstrated the ability to integrate a variety of hydrogen generation systems together with a fuel cell to make complete, self-contained fuel cell energy stations.

     - MODULAR ARCHITECTURE DEPLOYABLE IN MULTIPLE MARKETS. We believe the versatility and scalability of our multi-application power and electrolyzer module technology is unique among our competitors. By versatility, we mean that our current power modules are particularly well suited to address diverse markets including off-road mobility, buses, materials handling, back-up and stationary power, portable military generators, vehicular auxiliary power units and a number of other applications. By scalability, we mean that our power and electrolyzer modules can be combined in series or in parallel to provide complete solutions for our customers' power and hydrogen requirements.

     - PROPRIETARY TECHNOLOGY. We believe we have proprietary technology across our product offerings. We have increased our patent portfolio to ten patents on our technology in the United States and Canada, and we currently have approximately 230 patent applications pending in a number of countries. We also believe that our access to two proven stack technologies is unique among our competitors. The development of our own fuel cell stack, combined with our access to certain of General Motors' fuel cell stack technology, provides us with significant product and market flexibility. Our HyPM power modules have been built to accommodate either a Hydrogenics or a General Motors stack.

     - SUPERIOR TESTING CAPABILITIES. In addition to our expertise in the area of fuel cell testing, we have one of the largest fuel cell development and testing facilities in North America, which provides us with an advantage over our competitors. We are able to quickly and efficiently conduct comprehensive product testing and thereby quicken the development of our technology and the evaluation of our suppliers' technologies.

                               INDUSTRY OVERVIEW

     The search for sustainable energy sources and alternative low or zero emission energy technologies has grown in importance in recent years. Our business is premised on the belief that fuel cell technology, utilizing hydrogen as a fuel, offers a number of benefits:

     - Improved energy efficiency

     - Abundant and locally accessible hydrogen supply

     - Lower emissions

     - Noise reduction

     - Distributed generation

     A June 2002 study by Fuel Cells Canada and PricewaterhouseCoopers LLP entitled "Fuel Cells -- The Opportunity for Canada" reviewed the economic rationale and direction for continued participation in the fuel cell industry by the Canadian government. This report projected that global demand for fuel cells could reach $46 billion in 2011. The report further projected that if an annual growth rate of 50% is maintained to 2021, the market could exceed $2.6 trillion worldwide.

     In his 2003 State of the Union speech, President Bush articulated a goal of energy independence for the United States. To assist in advancing that goal, the U.S. Department of Energy stated that the United States government committed to spend more than $1.0 billion for the first five years of a long-term energy technology and infrastructure development program, including hydrogen powered automobiles. We believe governmental support of fuel cell and hydrogen fuel initiatives is increasing in other countries as well. The Japanese government provided over $175 million in support of fuel cell research and development and commercialization in 2002 and has announced that it expects its annual expenditure to exceed $240 million per year in future years, starting in 2003. The European Commission has also announced a plan to spend $2.1 billion from 2003 to 2006 on renewable energy -- mostly on hydrogen fuel technologies and fuel cells. Canada has increased funding for hydrogen fuel and fuel cell initiatives, with recent announcements of expenditures totaling approximately $135 million over five years.

               ACQUISITION OF GREENLIGHT POWER TECHNOLOGIES, INC.

     In January 2003, we acquired Greenlight, our principal competitor in the fuel cell test business, in a transaction valued at approximately $19 million. This acquisition enabled us to solidify our position in the fuel cell testing business, while creating additional capacity and aligning dedicated resources to our emerging fuel cell power products business. This acquisition combined the number one and number two providers of fuel cell test equipment and testing services to North America and Europe and almost doubled the size of our test business.
                            ------------------------

     We are incorporated under the laws of Canada. Our registered office and principal executive offices are located at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada, and our telephone number is (905) 361-3660.
                            ------------------------

                                  THE OFFERING

Common shares offered.........             common shares  (               common
                                 shares   if  the  underwriters  exercise  their
                                 over-allotment option in full)

Common shares to be
outstanding after this
offering......................             common shares  (               common
                                 shares   if  the  underwriters  exercise  their
                                 over-allotment option in full)

Use of proceeds...............   For   general   corporate   purposes,   capital
                                 expenditures, investments in product
                                 development   and  potential  acquisitions  and
                                 investments. See "Use of Proceeds".

Nasdaq National Market
symbol........................   HYGS

Toronto Stock Exchange
symbol........................   HYG

     The information set forth above is based on common shares outstanding as of January 7, 2004 and excludes the following:

     - outstanding options as of January 7, 2004 to purchase 3,306,407 common shares under our stock option plan at a weighted average exercise price of Cdn. $4.11 per share;

     - 2,765,045 common shares available for future grants under our stock option plan;

     - outstanding warrants held by General Motors as of the date of this prospectus to purchase 2,470,436 of our common shares at an exercise price of $4.00 per share.

                            ------------------------

     Unless we state otherwise, the information in this short form prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The data for each of the years ended December 31, 2000, 2001 and 2002 and as at December 31, 2001 and 2002 are derived from our audited consolidated financial statements as at December 31, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002, which are included and incorporated by reference in this short form prospectus. The data for the nine-months ended September 30, 2003 and 2002 are derived from our unaudited consolidated interim financial statements for the nine months ended September 30, 2003 and 2002, which are incorporated by reference in this short form prospectus. The data as at and for the nine months ended September 30, 2003 include the operating results of Greenlight from January 7, 2003. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Canadian GAAP differs in some significant respects from U.S. GAAP. The principal differences between Canadian GAAP and U.S. GAAP as they apply to us are disclosed in note 22 of our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, and note 13 of our unaudited consolidated interim financial statements for the nine month periods ended September 30, 2003 and 2002. You should read the following summary consolidated financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements together with the notes thereto either included in or incorporated by reference in this prospectus.

                                                                            NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                              ---------------------------------------   -------------------------
                                 2000          2001          2002          2002          2003
                              -----------   -----------   -----------   -----------   -----------
                                                                               (UNAUDITED)
                                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Canadian GAAP:
Revenues....................  $     8,883   $     7,418   $    15,840   $    10,022   $    20,778
Cost of revenues............        6,485         4,941        10,703         6,888        13,849
                              -----------   -----------   -----------   -----------   -----------
Gross profit................        2,398         2,477         5,137         3,134         6,929
Loss from operations........         (545)       (8,438)      (21,783)      (16,631)      (19,064)
Net loss for the period.....  $    (1,736)  $    (2,816)  $   (20,611)  $   (15,480)  $   (14,438)
                              ===========   ===========   ===========   ===========   ===========
Basic and diluted net loss
  per share.................  $     (0.08)  $     (0.07)  $     (0.43)  $     (0.32)  $     (0.27)
                              ===========   ===========   ===========   ===========   ===========
Shares used in calculating
  basic and diluted net loss
  per share.................   22,341,370    38,217,593    48,437,813    48,338,097    52,957,526

U.S. GAAP:
Net loss for the period.....  $    (4,843)  $    (4,284)  $   (21,054)  $   (15,763)  $   (14,579)
                              ===========   ===========   ===========   ===========   ===========
Basic and diluted net loss
  per share.................  $     (0.22)  $     (0.11)  $     (0.43)  $     (0.33)  $     (0.28)
                              ===========   ===========   ===========   ===========   ===========

     The impact on loss per share of the non-cash amortization of intangibles was $0.18 per share for the nine months ended September 30, 2003 and $0.31 per share for the year ended December 31, 2002.

     Basic net loss per share excludes outstanding options to purchase 3,306,407 common shares under our stock option plan outstanding as of January 7, 2004 at a weighted average exercise price of Cdn. $4.11 per share, 2,765,045 common shares available for future grants under our stock option plan and outstanding warrants held by General Motors to purchase 2,470,436 common shares at a price of $4.00 per share. The issued options and warrants are also excluded from the computation of diluted net loss per share for each of the periods presented, as the effects of their inclusion would be anti-dilutive.

                                                               AS AT DECEMBER 31
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Canadian and U.S. GAAP:
Cash and short-term investments.............................  $ 65,809   $ 60,051
Working capital.............................................    72,397     66,387
Total assets................................................   107,633     90,677
Total shareholders' equity..................................   105,821     85,432

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents have been filed with the securities commission or similar authority in each of the provinces of Canada where this short form prospectus is being filed and are specifically incorporated by reference in, and form an integral part of, this short form prospectus:

          (a) our annual report on Form 20-F dated June 5, 2003 for the year ended December 31, 2002;

          (b) our audited consolidated financial statements for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon;

          (c) management's discussion and analysis of financial condition and results of operations as at December 31, 2002 and for the three years ended December 31, 2002;

          (d) our unaudited consolidated financial statements for the nine months ended September 30, 2003 and September 30, 2002;

          (e) management's interim discussion and analysis of financial condition and results of operations for the third quarter ended September 30, 2003;

          (f) our information circular dated April 30, 2003 relating to our annual general meeting of shareholders held on May 30, 2003, except for the information set out therein relating to the composition of the compensation committee and its report on executive compensation, the statement of corporate governance and any performance graph therein; and

          (g) material change report dated January 15, 2003 pertaining to our acquisition of Greenlight Power Technologies, Inc.

     Any documents of the type referred to above and any material change report, excluding confidential reports, filed by us with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and prior to the termination of any offering hereunder shall be deemed to be incorporated by reference into this short form prospectus.

     The information permitted to be omitted from this short form base PREP prospectus will be contained in a supplemented PREP prospectus and will be incorporated by reference herein as of the date of such supplemented PREP prospectus.

     ANY STATEMENT CONTAINED IN THIS SHORT FORM PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH PRIOR STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS, EXCEPT AS SO MODIFIED OR SUPERSEDED.

     INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES COMMISSIONS OR SIMILAR AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 5985 McLaughlin Road, Mississauga, Ontario, L5R 1B8, Canada or by telephone at (905) 361-3660. For the purpose of the Province of Quebec, this short form prospectus contains information to be completed by consulting the permanent information record, a copy of which permanent information record may also be obtained from the Corporate Secretary at the address noted above. Copies of documents incorporated by reference or forming part of the permanent information record may also be obtained by accessing the website located at www.sedar.com.

                              RECENT DEVELOPMENTS

     As part of our quarterly report on the nine months ended September 30, 2003, we disclosed that revenues for the year ended December 31, 2003 were likely to be in the range of $28 million to $30 million. This guidance was down from our original revenue guidance of $30 million to $32 million for the year and was due primarily to timing of revenue recognition and tight delivery deadlines around year-end. Due specifically to certain shipments and revenue recognition being deferred to 2004, we now expect revenue to be in the range of $26 million to $27 million for the year ended December 31, 2003, with a strong backlog flowing into 2004.

     We anticipate that our engineering services contract with General Motors will end in the third quarter of 2004. Revenues from engineering services provided to General Motors represented 14% of our total revenue for the first nine months of 2003. We do not expect this to have an impact on our ongoing relationship with General Motors or other sales to General Motors.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained or incorporated by reference in this short form prospectus before purchasing our common shares. If any of the following risks occur, our business, operating results and financial condition could be materially hurt, the trading price of our common shares could decline and you may lose all or part of your investment.

RISK FACTORS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, AND BECAUSE OUR MIX OF REVENUES IN THE RECENT PAST DOES NOT REFLECT OUR CURRENT BUSINESS STRATEGY, IT MAY BE DIFFICULT TO ASSESS OUR BUSINESS AND FUTURE PROSPECTS.

     We commenced operations of our fuel cell business in 1995, and since that time, we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and development relating to fuel cell systems and subsystems. For the nine months ended September 30, 2003, we derived $15.9 million, or 76% of our revenues, from sales of fuel cell test and diagnostic equipment; $2.9 million, or 14%, from the provision of engineering services to General Motors Corporation; and $2.0 million, or 10%, from sales or lease of fuel cell power products. For the year ended December 31, 2002, we derived $5.6 million, or 35%, from sales of fuel cell test and diagnostic equipment, $5.7 million, or 37% of our revenues, from the provision of engineering services to General Motors, and $4.5 million, or 28%, from sales or leases of fuel cell power products and related services. Our current business strategy is to use the experience we have gained in the fuel cell test and diagnostic equipment business to develop, manufacture and sell fuel cell power products in larger quantities. Because we have made limited sales of fuel cell power products to date, our historical operating data may be of limited value in evaluating our future prospects.

BECAUSE WE EXPECT TO CONTINUE TO INCUR NET LOSSES, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY, AND THE PRICE OF OUR COMMON SHARES MAY DECLINE.

     We have not generated any positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to use the experience we have gained in the fuel cell test and diagnostic equipment business to manufacture and sell fuel cell power products in larger quantities. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these increased costs, we will need to generate significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $14.4 million for the nine months ended September 30, 2003 and a net loss of $20.6 million for the year ended December 31, 2002. Our accumulated deficit as of September 30, 2003 was $39.7 million and as of December 31, 2002 was $25.3 million. We will continue to incur losses in the remainder of 2003 and beyond, and we may never achieve profitability. Accordingly, our ability to operate our business and implement our business strategy may be harmed and the value of our common shares may decline.

WE MAY NEVER COMPLETE THE DEVELOPMENT OF COMMERCIALLY VIABLE FUEL CELL POWER PRODUCTS, AND IF WE FAIL TO DO SO, WE WILL NOT BE ABLE TO MEET OUR BUSINESS AND GROWTH OBJECTIVES.

     We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen generation devices for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products. We will face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our proposed markets. Our future success depends upon our ability to develop and sell fuel cell products. We will be unable to meet our business and growth objectives if we do not complete the development of commercially viable fuel cell products.

WE MUST LOWER THE COST OF OUR FUEL CELL PRODUCTS AND DEMONSTRATE THEIR RELIABILITY, OR CONSUMERS WILL BE UNLIKELY TO PURCHASE OUR PRODUCTS AND WE WILL THEREFORE NOT GENERATE SUFFICIENT REVENUES TO ACHIEVE AND SUSTAIN PROFITABILITY.

     Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.

OUR REVENUE AND FUTURE PROSPECTS DEPEND TO A GREAT EXTENT ON OUR RELATIONSHIP WITH GENERAL MOTORS CORPORATION AND GENERAL MOTORS CORPORATION'S COMMITMENT TO THE COMMERCIALIZATION OF FUEL CELL MARKETS.

     Our largest shareholder and historically our largest customer by revenue is General Motors, which following this offering is expected to own approximately 18% of our outstanding common shares. General Motors accounted for 29% of our revenues for the nine months ended September 30, 2003, 60% for the year ended December 31, 2002 and 33% for the year ended December 31, 2001. Revenue from General Motors in 2004 may decline due to the expected termination of our engineering services contract in the third quarter of 2004. Our business and results of operations would be materially hurt if General Motors were to change or terminate its relationship with us. There is no guarantee that the interests of Hydrogenics will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors' strategy with respect to fuel cells, whether as a result of market, economic or competitive pressures, could also harm our business by reducing or eliminating a substantial portion of our revenue. Such a change in strategy could include, for example, any decision by General Motors to:

     - alter its commitment to fuel cell technology in favor of other competing technologies;

     - delay its introduction of fuel cell products and vehicles; or

     - increase the internal development of fuel cell products or purchase them from another supplier.

     In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

WE CURRENTLY DEPEND UPON A LIMITED NUMBER OF CUSTOMERS FOR A MAJORITY OF OUR REVENUES AND A DECREASE IN REVENUE FROM THESE CUSTOMERS COULD MATERIALLY REDUCE OUR REVENUES AND EARNINGS.

     To date, a small number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our three largest customers, including General Motors, as discussed above, accounted for 55% of our revenues for the nine months ended September 30, 2003, 75% for the year ended December 31, 2002 and 70% for the year ended December 31, 2001. The identities of some of our three largest customers have changed from year to year. If we lose any of these customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues and our financial results will be materially adversely affected. Furthermore, our arrangements with these customers are generally non-exclusive, have no volume commitments and are often done on a purchase-order basis. We cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenue.

Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay us on a timely basis, our business, financial condition and results of operations could be materially adversely affected.

OUR STRATEGY FOR THE SALE OF FUEL CELL POWER PRODUCTS DEPENDS UPON DEVELOPING STRATEGIC PARTNERSHIPS WITH SYSTEMS INTEGRATORS, OEMS, GOVERNMENTS, SUPPLIERS AND OTHER MARKET CHANNEL PARTNERS WHO WILL INCORPORATE OUR PRODUCTS INTO THEIRS.

     Other than with respect to a limited number of specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. The success of our business depends on our ability to develop relationships with other parties who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the developmental and research costs and risk associated with fuel cell technology. Our ability to sell our products to the OEM markets depends to a significant extent upon our strategic partners' worldwide sales and distribution network and service capabilities. In addition, our agreements with General Motors require that we provide for shared intellectual property rights in certain situations, and there can be no assurance that any future strategic relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell or alternative fuel strategies of one of our strategic partners could have a material adverse effect on our business and future prospects. We can offer no guarantee that systems integrators, OEMs, governments, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results.

WE CURRENTLY FACE AND WILL CONTINUE TO FACE SIGNIFICANT COMPETITION FROM OTHER DEVELOPERS AND MANUFACTURERS OF FUEL CELL TEST AND DIAGNOSTIC EQUIPMENT AND OTHER FUEL CELL POWER PRODUCTS. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE COULD EXPERIENCE A LOSS OF MARKET SHARE AND REDUCED GROSS MARGINS FOR OUR EXISTING PRODUCTS AND A FAILURE TO ACHIEVE ACCEPTANCE OF OUR PROPOSED PRODUCTS.

     We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. Because fuel cell test and diagnostic equipment essentially acts as the balance of plant component, which regulates the type and level of power transferred from the fuel cell or the fuel cell stack, our customers for fuel cell test and diagnostic equipment may develop their own internal test stations.

     In the commercial production of fuel cell systems and subsystems, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to market before we do. To the extent that any one of our competitors does so, it could limit our ability to gain market share or market acceptance for our products, which could harm our revenues and impair our ability to expand our business. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating these specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell and hydrogen generation technologies that we are developing.

     New developments in technology may negatively affect the development or sale of some or all of our products or make our products or proposed products uncompetitive or obsolete. Many of our competitors or potential competitors have substantially greater resources than us and may be better able to market, promote and advertise their products. To the extent that they already have name recognition, their products may enjoy greater initial market acceptance among our potential customers. These competitors may also be better able to adapt quickly to customers' changing demands and to changes in technology.

WE FACE COMPETITION FOR FUEL CELL POWER PRODUCTS FROM DEVELOPERS AND MANUFACTURERS OF TRADITIONAL POWER TECHNOLOGIES AND OTHER ALTERNATIVE POWER TECHNOLOGIES.

     Given that PEM fuel cells have the potential to replace existing power sources, competition in our target markets will also come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies including other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully, we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

WE HAVE NO EXPERIENCE MANUFACTURING FUEL CELL PRODUCTS ON A LARGE SCALE BASIS, AND IF WE DO NOT DEVELOP ADEQUATE MANUFACTURING PROCESSES AND CAPABILITIES, WE WILL BE UNABLE TO ACHIEVE OUR GROWTH AND PROFITABILITY OBJECTIVES.

     We have manufactured only a limited number of fuel cell power products for prototypes and initial sales, and we have no experience manufacturing fuel cell power products on a large scale. In order to produce fuel cell power products at affordable prices we will have to manufacture a large volume of fuel cell products. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our fuel cell products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.

OUR PRODUCTS MAY NOT MEET PERFORMANCE EXPECTATIONS IN FIELD TESTS, WHICH COULD NEGATIVELY AFFECT OUR CUSTOMER RELATIONSHIPS AND INCREASE OUR MANUFACTURING COSTS.

     We regularly field test our products, and we plan to continue to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays in product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether originating from our technology, from our design, or from third parties, could hurt our reputation and the reputation of our products and limit our sales. Such failures with our field tests may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales, and require us to develop further our technology to account for more failures than anticipated prior to the field tests.

WE ARE DEPENDENT UPON THIRD PARTY SUPPLIERS FOR KEY MATERIALS AND COMPONENTS FOR OUR PRODUCTS. IF THESE SUPPLIERS BECOME UNABLE OR UNWILLING TO PROVIDE US WITH SUFFICIENT MATERIALS AND COMPONENTS ON A TIMELY AND COST-EFFECTIVE BASIS, WE MAY BE UNABLE TO MANUFACTURE OUR PRODUCTS COST-EFFECTIVELY OR AT ALL, AND OUR REVENUES AND GROSS MARGINS WOULD SUFFER.

     We rely upon third party suppliers to provide materials and components for our fuel cell products. A supplier's failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our fuel cell products. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable fuel cell products.

THE COMPONENTS OF OUR FUEL CELL PRODUCTS MAY CONTAIN DEFECTS OR ERRORS THAT COULD NEGATIVELY AFFECT OUR CUSTOMER RELATIONSHIPS AND INCREASE OUR MANUFACTURING AND WARRANTY COSTS.

     Our fuel cell products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell products may contain undetected errors or defects, especially when first introduced, which could result in the failure of our fuel cell products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.

WE MAY NOT BE ABLE TO MANAGE SUCCESSFULLY THE EXPANSION OF OUR OPERATIONS.

     The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.

OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY AND MAY FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, WHICH MAY CAUSE OUR SHARE PRICE TO DECLINE.

     Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and expensive to produce and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our operating results may continue to fluctuate significantly from quarter to quarter and our share price may decline and quarter to quarter comparisons of our revenues and operating results may not be meaningful.

WE WILL NEED TO RECRUIT, TRAIN AND RETAIN KEY MANAGEMENT AND OTHER QUALIFIED PERSONNEL TO SUCCESSFULLY EXPAND OUR BUSINESS.

     Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. If we do not attract and retain such personnel, we may not be able to expand our business. Competition for qualified personnel in our industry is intense. In the past we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining appropriate personnel. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

     Our success also depends upon the continuing contribution of our key management, research, product development, engineering, marketing and manufacturing personnel, many of whom would be difficult to replace.

WE DEPEND UPON INTELLECTUAL PROPERTY AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS.

     Failure to protect our existing intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Our patent protection is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:

     - any of the U.S., Canadian or other patents owned by us or third party patents that are licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

     - any of our pending or future patent applications will be issued with the breadth of protection sought by us, if issued at all.

     In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries. Furthermore, although we typically retain sole ownership of the intellectual property we develop, our strategic alliance with General Motors provides for shared intellectual property rights in certain situations. We have also entered into agreements with both Dow Corning Corporation and Johnson Matthey, Inc. that involve shared intellectual property rights. Any development made under these agreements will be available for future commercial use by all parties to the agreement.

     We also seek to protect our proprietary intellectual property through contracts, including, when possible, confidentiality agreements and inventors' rights agreements with our customers and employees. We cannot be assured that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture, shipment of products or our use of processes which exploit such intellectual property.

     Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.

OUR INVOLVEMENT IN INTELLECTUAL PROPERTY LITIGATION COULD NEGATIVELY AFFECT OUR BUSINESS.

     Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. Our ability to establish and maintain such a competitive position may be achieved in part by prosecuting claims against others who we believe are infringing our rights and by defending claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sales of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, whether or not such litigation is resolved in our favor. If we are found to infringe the intellectual property rights of others, we may, among other things, be required to:

     - pay substantial damages;

     - cease the development, manufacture, use, sale or importation of products that infringe upon the intellectual property rights of others;

     - discontinue processes incorporating infringing technology;

     - expend significant resources to develop or acquire non-infringing intellectual property; or

     - obtain licenses to the intellectual property which we are found to be infringing.

     We cannot offer any assurance that we will prevail in any intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing would be available on commercially reasonable terms, if at all. The costs of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.

WE MAY ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE, AND THESE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND DILUTE OUR SHAREHOLDERS' INTERESTS IN US.

     In January 2003, we completed the acquisition of Greenlight Power Technologies, Inc. We cannot assure you that we will be able to successfully complete the integration of Greenlight into our operations or that the cost savings or synergies we anticipate will be fully realized. Our failure to effectively integrate Greenlight into our operations or achieve cost savings and synergies could have a material adverse effect on our business and financial condition.

     We may acquire additional technologies or other companies in the future. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

     - diversion of management's attention from other business concerns;

     - failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

     - the loss of key employees from either our current business or the acquired business; and

     - assumption of significant liabilities of the acquired company.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO PURSUE OUR COMMERCIALIZATION PLANS AND MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE OUR SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

     We may not have sufficient capital to fund our operations, and we may not be able to raise additional capital or may not be able to do so on acceptable terms. Either of these outcomes could adversely affect our ability to respond to competitive pressures upon us or prevent us from conducting all or a portion of our planned operations. Based on our business plan for the next 36 months, we expect that the estimated net proceeds from this offering together with cash on hand will be sufficient to meet our working capital and capital expenditure needs. After that time, we may need to raise additional funds through financing which may not be available on acceptable terms, if at all. Alternatively, we may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies.

     The development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities. If we issue additional equity securities in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.

RISK FACTORS RELATED TO THE FUEL CELL INDUSTRY

SIGNIFICANT MARKETS FOR FUEL CELL PRODUCTS MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE, WHICH WOULD ADVERSELY AFFECT OUR REVENUE GROWTH.

     Significant markets may never develop for fuel cell products or they may develop more slowly than we anticipate. If significant markets fail to develop or develop more slowly than we anticipate, we may be unable to recover the losses we have incurred, and expect to continue to incur, in the development of our products, and we may never achieve profitability. Any delay in, or failure of, the development of significant markets for fuel cell products would significantly harm our revenues and could cause our business to fail. Fuel cell products represent an emerging market, and we do not know whether end-users will want to use them. The development of a significant market for fuel cell products may be affected by many factors, some of which are out of our control, including:

     - the emergence of newer, more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

     - the future cost of hydrogen and other fuels used by our fuel cell systems;

     - the future cost of membrane electrode assemblies, or MEA's, used in our fuel cell systems;

     - the future cost of platinum, a key metal used in our fuel cell systems;

     - the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products;

     - government support of fuel cell technology;

     - the manufacturing and supply costs for fuel cell components and systems;

     - the perceptions of consumers regarding the safety of our products;

     - the willingness of consumers to try new technologies;

     - the continued development and improvement of existing power technologies; and

     - the future cost of fuels used in existing technologies.

HYDROGEN MAY NOT BE READILY AVAILABLE ON A COST-EFFECTIVE BASIS.

     If our customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air typically can supply the necessary oxygen, our fuel cells rely on hydrogen being derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We are currently developing devices called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we will be unable to compete successfully.

OUR PRODUCTS USE FLAMMABLE FUELS THAT ARE INHERENTLY DANGEROUS SUBSTANCES AND COULD SUBJECT US TO PRODUCT LIABILITIES.

     Our results of operations could be materially harmed by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because demand for fuel cells and fuel cell products could suffer and our sales could decline. Our products use hydrogen which is typically generated from gaseous and liquid fuels, such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.

CHANGES IN GOVERNMENT POLICIES AND REGULATIONS COULD HURT THE MARKET FOR OUR PRODUCTS.

     The fuel cell industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities, and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell products and, therefore, harm our business.

     Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There can be no guarantee that these laws and regulations will not change. Changes in these laws and regulations could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these jurisdictions as well as in other jurisdictions, demand for vehicular fuel cells may be limited.

     The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.

     Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.

RISK FACTORS RELATED TO THIS OFFERING

IF AT ANY TIME WE QUALIFY AS A PASSIVE FOREIGN INVESTMENT COMPANY UNDER UNITED STATES TAX LAWS, OUR SHAREHOLDERS MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES.

     We would be a passive foreign investment company if 75% or more of our gross income in any year is considered "passive income" for United States tax purposes. For this purpose, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.

     Based upon our current and projected income and the market value of the common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2003. However, since the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company for any fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse U.S. tax consequences to our United States Holders (as defined below, in "Income Tax Considerations -- United States Federal Income Tax Considerations"), including having gain recognized on the sale of our common shares be treated as ordinary income, that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sales proceeds.

     United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.

A LIMITED NUMBER OF SHAREHOLDERS COLLECTIVELY OWN A MAJORITY OF OUR COMMON SHARES AND MAY ACT, OR PREVENT CORPORATE ACTIONS, TO THE DETRIMENT OF OTHER SHAREHOLDERS.

     Prior to this offering, our principal shareholders, excluding General Motors, currently own approximately 34% of our outstanding common shares. See "Dilution". General Motors currently owns approximately 21% of our outstanding common shares and is expected to own approximately 18% of our outstanding common shares following the completion of this offering. In addition, General Motors currently owns warrants to acquire 2,470,436 of our common shares. Should these warrants be exercised prior to completion of this offering, General Motors would own 25% of our outstanding common shares and would be expected to own approximately 21% of our outstanding common shares following the completion of this offering. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could be otherwise beneficial to our shareholders.

FUTURE SALES OF COMMON SHARES BY OUR EXISTING SHAREHOLDERS COULD CAUSE OUR SHARE PRICE TO FALL AND REDUCE THE VALUE OF A SHAREHOLDER'S INVESTMENT.

     If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. The perception among investors that these sales will occur could also produce this effect. Share price declines may be exaggerated if the low trading volume of our common shares that we have experienced to date continues. Also, the contractual resale restrictions and the approximately 4.2 million shares issued for the acquisition of Greenlight to Greenlight majority shareholders will expire progressively from January to July 2004. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.

OUR ARTICLES OF INCORPORATION AUTHORIZE US TO ISSUE AN UNLIMITED NUMBER OF COMMON AND PREFERRED SHARES AND SIGNIFICANT ISSUANCES OF COMMON OR PREFERRED SHARES COULD DILUTE THE SHARE OWNERSHIP OF OUR SHAREHOLDERS, DETER OR DELAY A TAKEOVER OF US THAT OUR SHAREHOLDERS MAY CONSIDER BENEFICIAL OR DEPRESS THE TRADING PRICE OF OUR COMMON SHARES.

     Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While the rules of the Nasdaq National Market and the Toronto Stock Exchange may require us to obtain shareholder approval of significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on the Nasdaq National Market and the Toronto Stock Exchange. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.

U.S. INVESTORS MAY NOT BE ABLE TO ENFORCE U.S. CIVIL LIABILITY JUDGMENTS AGAINST US OR OUR DIRECTORS, CONTROLLING PERSONS AND OFFICERS.

     We are organized under the laws of Canada. A majority of our directors, controlling persons and officers, as well as some of the experts named in this short form prospectus, are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.

     However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws provided that those laws that govern the shareholder's claim according to applicable Canadian law, are proven by expert evidence, are not contrary to public policy as the term is applied by a Canadian court or are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.

     Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:

     - the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

     - the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;

     - the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

     - a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

     - the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

     - the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

     - there has not been compliance with applicable Canadian law dealing with the limitation of actions.

OUR SHARE PRICE HAS BEEN VOLATILE AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE OFFERING PRICE.

     Since our common shares were initially offered to the public at a price of $12 per share in November 2000, the last reported sale price of our common shares on the Toronto Stock Exchange has varied from Cdn. $18.65 per share on October 27, 2000 to Cdn. $2.65 per share on September 19, 2001 and the last reported sale price of our common shares on the Nasdaq National Market has varied from $12.25 per share on October 27, 2000 to $1.87 per share on September 19, 2001. In recent years, the stock markets have experienced significant price and volume fluctuations, especially in the technology sector. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:

     - performance of other companies in the fuel cell or alternative power businesses;

     - news announcements, securities analysts' reports and recommendations and other developments with respect to our industry or our competitors; and

     - changes in general economic conditions.

IF THE CANADIAN DOLLAR WEAKENS AGAINST THE U.S. DOLLAR, WE MAY EXPERIENCE FOREIGN EXCHANGE LOSSES.

     Our monetary assets and liabilities denominated in a currency other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar weakens against the U.S. dollar, we may incur net foreign exchange losses. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price. In addition, sales to our customers have traditionally been denominated primarily in U.S. dollars while certain of our expenses are denominated primarily in Canadian dollars. If the value of the Canadian dollar strengthens against the U.S. dollar, the profit margin on our products will be reduced. We currently do not hedge our currency exposure through financial instruments. However we do carry a portion of our short-term investments in Canadian dollars. In addition, a portion of our revenue is denominated in euros, and we are therefore subject to the risk of exchange rate fluctuations between those currencies and the U.S. dollar.

YOU WOULD LIKELY RECEIVE MUCH LESS THEN THE AMOUNT YOU PAID FOR YOUR SHARES IF WE LIQUIDATE OUR ASSETS AND DISTRIBUTE THE PROCEEDS.

     The offering price of our common shares will significantly exceed the net tangible book value per share of our common shares. Accordingly, if you purchase common shares in this offering, you will incur immediate and substantial dilution of your investment. As a result, you would likely receive much less than the amount you paid for your shares if we liquidate our assets and distribute the proceeds.

AS OF JANUARY 7, 2004, THERE WERE 3,306,407 OPTIONS TO PURCHASE OUR COMMON SHARES AND WARRANTS TO PURCHASE UP TO 2,470,436 COMMON SHARES OUTSTANDING. IF THESE SECURITIES ARE EXERCISED, YOU WILL INCUR SUBSTANTIAL DILUTION.

     A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of January 7, 2004, we have issued and outstanding 3,306,407 options to purchase our common shares at an average price of Cdn. $4.11 per common share. In addition, in October 2001, we issued General Motors warrants to acquire 2,470,436 of our common shares at a price of $4.00 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised or, to the extent General Motors exercises its warrants, you could experience significant dilution. As a result you would likely receive less than you paid for your shares if we were to liquidate our assets and distribute the proceeds.

WE WILL HAVE BROAD DISCRETION REGARDING THE USE OF PROCEEDS FROM THIS OFFERING. IF WE DO NOT USE THE PROCEEDS EFFECTIVELY TO DEVELOP AND EXPAND OUR BUSINESS, THE VALUE OF YOUR INVESTMENT COULD BE REDUCED.

     We have not identified specific uses for the proceeds from this offering. As a result, our management will have broad discretion in how we use the net proceeds from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of the net proceeds from this offering and we may use these proceeds in ways that do not increase our operating results or market value.

                PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Unless we indicate otherwise, financial information in this short form prospectus has been prepared in accordance with Canadian generally accepted accounting principles, or GAAP. Canadian GAAP differs in some significant respects from U.S. GAAP and thus our consolidated financial statements may not be comparable to the financial statements of U.S. companies. The principal differences as they apply to us are summarized in note 22 of our audited consolidated financial statements for the year ended December 31, 2002 and note 13 of our unaudited consolidated interim financial statements for the nine month periods ended September 30, 2003 and 2002, each of which are included in or incorporated by reference into this short form prospectus.

     Our reporting currency is the U.S. dollar. Effective January 1, 2002, our functional currency is also the U.S. dollar. Prior to January 1, 2002, our functional currency was the Canadian dollar.

                                USE OF PROCEEDS

     We expect to receive approximately $     million in net proceeds from the
sale of           common shares being offered by us in this offering, based on
the estimated offering price of $          per common share. We expect that we
will receive approximately $          from the sale of           common shares
if the underwriters' over-allotment option is exercised in full.

     As of the date of this short form prospectus, we have not made any specific expenditure plans with respect to the net proceeds of this offering, except as described below. We expect to use the net proceeds of this offering for general corporate purposes, capital expenditures, investments in product development and potential acquisitions and investments. We expect to make capital expenditures in 2004 and 2005 to purchase equipment, make leasehold improvements, expand our production capacity and fund research and development programs. We believe that there will be significant opportunities to make acquisitions of, or investments in, businesses, products or technologies that expand, complement or are otherwise related to our current business and we may also use net proceeds from this offering for these purposes. However, we currently have no specific acquisitions planned. Pending these uses, we expect to invest the net proceeds in short-term, interest bearing investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings to fund the development and growth of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as at September 30, 2003 on an actual basis and as adjusted to give effect to the offering, based on the
offering price of $          (Cdn. $          ) per common share, after
deducting underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the underwriters' over-allotment option.

                                                               AS AT SEPTEMBER 30, 2003
                                                              --------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   ---------------
                                                                     (UNAUDITED)
                                                                    (IN THOUSANDS)
Cash and short-term investments.............................  $ 51,010
                                                              ========
Long term debt..............................................  $    608
                                                              --------

Shareholders' equity:
  Share capital and other equity(2).........................   131,658
  Foreign currency translation adjustment...................    (4,046)
  Deficit...................................................   (39,708)
                                                              --------
          Total shareholders' equity........................    87,904
                                                              --------
          Total capitalization..............................  $ 88,512
                                                              ========

---------------

(1) Reflects the receipt of the net proceeds from the sale of           common
    shares offered by the company at the offering price of $          (Cdn.
    $          ) per common share, after deducting underwriting discounts and commissions and estimated offering expenses, which pending application as described in "Use of Proceeds" will be invested in short-term interest bearing investment grade securities.

(2) Unlimited number of common shares authorized: 53,088,804 common shares
    issued and outstanding (actual);           common shares issued and
    outstanding (as adjusted).

     The preceding table excludes 3,306,407 common shares reserved for issuance under our stock option plan with a weighted average exercise price of Cdn. $4.11 per share and warrants to purchase 2,470,436 common shares at an exercise price of $4.00 per share held by General Motors.

                                    DILUTION

     Our consolidated net tangible book value as at September 30, 2003 was $63.3 million, or $1.19 per common share. Consolidated net tangible book value per share is determined by dividing the amount of our total consolidated tangible assets, less total consolidated liabilities, by the number of common shares outstanding on September 30, 2003. Dilution in net tangible book value per common share represents the difference between the assumed offering price and the pro forma net tangible book value per common share immediately after the completion of this offering.

     After giving effect to the sale of the           common shares offered at
the estimated offering price of $     per share and after deducting the
underwriting commissions and estimated offering expenses payable by us, our consolidated net tangible book value as at September 30, 2003, would have been
$          million, or $     per common share. This represents an immediate
increase in consolidated net tangible book value of $     per share to existing
shareholders and an immediate dilution in consolidated net tangible book value
of $     per share to new investors in common shares who purchased such common
shares in this offering. This amount is equal to      % of our estimated
offering price of $     per common share. The following table illustrates this
dilution on a per share basis:

                                                              (IN THOUSANDS, EXCEPT
                                                                PER SHARE AMOUNTS)
Assumed offering price per common share.....................              $
                                                                          ========
  Consolidated net tangible book value per common share as
     of September 30, 2003..................................   $1.19
  Increase in net tangible book value per common share
     attributable to new investors..........................
                                                               -----
Pro forma consolidated net tangible book value per common
  share after this offering.................................
                                                                          --------
Dilution in consolidated net tangible book value per common
  share to new investors....................................              $
                                                                          ========

     The following table sets forth, as at September 30, 2003, the difference between the number of common shares purchased, the total consideration paid and the average price per common share paid by the existing holders of our common shares and by the new investors, before deducting underwriting commissions and estimated offering expenses payable by us at the assumed offering price of
$     per share:

                                             SHARES PURCHASED     TOTAL CONSIDERATION
                                           --------------------   --------------------   AVERAGE PRICE
                                             NUMBER     PERCENT    AMOUNT     PERCENT      PER SHARE
                                           ----------   -------   ---------   --------   -------------
                                                       (IN THOUSANDS, EXCEPT SHARE AMOUNT)
Existing shareholders....................  53,088,804         %   $126,862          %        $2.39
New investors............................
                                           ----------    -----    --------     -----         -----
Total....................................                100.0%   $            100.0%        $
                                           ==========    =====    ========     =====         =====

     The table above excludes the following:

     - outstanding options as of January 7, 2004 to purchase 3,306,407 common shares under our stock option plan at a weighted average exercise price of Cdn. $4.11 per share;

     - 2,765,045 common shares available for future grants under our stock option plan; and

     - outstanding warrants held by General Motors to purchase 2,470,436 of our common shares at an exercise price of $4.00 per share.

     To the extent that any common shares are issued upon the exercise of options that were outstanding as of September 30, 2003 or granted after that date, or reserved for future issuance under our stock option plan, there will be further dilution to new investors. For a more detailed discussion of our stock option plan and outstanding options to purchase common shares, see notes 9 and 10 to our audited consolidated financial statements as at and for the years ended December 31, 2002 and 2001 which are included in this short form prospectus.

                            SELECTED FINANCIAL DATA

     The data as at December 31, 2001 and 2002 and for each of the years in the three year period ended December 31, 2002 are derived from our audited consolidated financial statements included in and incorporated by reference in this prospectus. The selected consolidated financial data as at September 30, 2003 and for the nine month periods ended September 30, 2002 and 2003 are derived from the unaudited consolidated interim financial statements, which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods and are included and incorporated by reference in this short form prospectus. The data as at and for the nine months ended September 30, 2003 includes the operating results of Greenlight from January 7, 2003. Results for any interim period are not necessarily indicative of the results that may be expected for any other interim period or for a full year. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Canadian GAAP differs in some significant respects from U.S. GAAP. The principal differences between Canadian GAAP and U.S. GAAP as they apply to us are disclosed in note 22 of our consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 and note 13 of our unaudited consolidated interim financial statements for the nine month periods ended September 30, 2003 and 2002. You should read the following selected financial data with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements together with the notes thereto appearing elsewhere or incorporated by reference in this short form prospectus.

                                                                                              NINE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                     ----------------------------------   --------------------------
                                                       2000        2001         2002          2002           2003
                                                     ---------   ---------   ----------   -------------   ----------
                                                                                                 (UNAUDITED)
                                                      (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Canadian GAAP:
Revenues...........................................   $ 8,883     $ 7,418     $ 15,840       $ 10,022      $ 20,778
Cost of revenues...................................     6,485       4,941       10,703          6,888        13,849
                                                      -------     -------     --------       --------      --------
Gross profit.......................................     2,398       2,477        5,137          3,134         6,929
                                                      -------     -------     --------       --------      --------
Operating expenses:
  Selling, general and administrative..............     2,069       4,403        6,658          4,424         8,837
  Research and development.........................       790       3,518        4,235          3,358         6,641
  Research and development grants..................      (140)     (1,181)        (474)          (368)       (2,124)
  Depreciation of property, plant and equipment....       224         716        1,278            971         1,690
  Amortization of intangible assets................        --       3,459       15,223         11,380         9,700
  Integration costs................................        --          --           --             --         1,249
                                                      -------     -------     --------       --------      --------
                                                        2,943      10,915       26,920         19,765        25,993
                                                      -------     -------     --------       --------      --------
Loss from operations...............................      (545)     (8,438)     (21,783)       (16,631)      (19,064)
Other income (expenses)............................    (1,019)      5,778        1,426          1,263         4,746
                                                      -------     -------     --------       --------      --------
Loss before income taxes...........................    (1,564)     (2,660)     (20,357)       (15,368)      (14,318)
Current income tax expense.........................       172         156          254            112           120
                                                      -------     -------     --------       --------      --------
Net loss for the period............................   $(1,736)    $(2,816)    $(20,611)      $(15,480)     $(14,438)
                                                      =======     =======     ========       ========      ========
Basic and diluted net loss per share...............   $ (0.08)    $ (0.07)    $  (0.43)      $  (0.32)     $  (0.27)
                                                      =======     =======     ========       ========      ========

                                                                                           NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                 ------------------------------------   -----------------------
                                                    2000         2001         2002         2002         2003
                                                 ----------   ----------   ----------   ----------   ----------
                                                                                              (UNAUDITED)
                                                 (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Shares used in computing basic and diluted net
  loss per share...............................  22,341,370   38,217,593   48,437,813   48,338,097   52,957,526
                                                 ==========   ==========   ==========   ==========   ==========
U.S. GAAP:
Net loss for the period........................  $   (4,843)  $   (4,284)  $  (21,054)  $  (15,763)  $  (14,579)
Basic and diluted net loss per share...........       (0.22)       (0.11)       (0.43)       (0.33)       (0.28)

     The impact on loss per share of the non-cash amortization of intangibles was $0.18 per share for the nine months ended September 30, 2003 and $0.31 per share for the year ended December 31, 2002.

     Basic net loss per share excludes outstanding options to purchase 3,306,407 common shares under our stock option plan outstanding as of January 7, 2004 at a weighted average exercise price of Cdn. $4.11 per share, 2,765,045 common shares available for future grants under our stock option plan and outstanding warrants held by General Motors to purchase 2,470,436 common shares at a price of $4.00 per share. The issued options and warrants are also excluded from the computation of diluted net loss per share for each of the periods presented, as the effects of their inclusion would be anti-dilutive.

                                                              AS AT DECEMBER 31,       AS AT
                                                              ------------------   SEPTEMBER 30,
                                                                2001      2002         2003
                                                              --------   -------   -------------
                                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS OF DOLLARS)
CONSOLIDATED BALANCE SHEET DATA:
Canadian and U.S. GAAP:
Cash and short-term investments(1)..........................  $ 65,809   $60,051      $51,010
Working capital(2)..........................................    72,397    66,387       58,296
Total assets................................................   107,633    90,677       98,791
Total shareholders' equity..................................   105,821    85,432       87,904

---------------

(1) Total cash and short-term investments is comprised of the following:

                                                            AS AT          AS AT           AS AT
                                                         DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                             2001           2002           2003
                                                         ------------   ------------   -------------
                                                                                        (UNAUDITED)
                                                                  (IN THOUSANDS OF DOLLARS)
    Cash...............................................    $ 1,639        $   994         $ 2,309
    Short-term investments.............................     64,170         59,057          48,701
                                                           -------        -------         -------
                                                            65,809         60,051          51,010
                                                           =======        =======         =======

(2) Working capital is determined by subtracting the amount of our current liabilities from our current assets.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with the selected consolidated historical financial data and our consolidated comparative financial statements and the accompanying notes appearing elsewhere in this short form prospectus or incorporated by reference. This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Forward-Looking Statements".

OVERVIEW

     We are a leading developer and manufacturer of fuel cell and related new energy technologies that produce clean electricity. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We are also beginning to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and balance of plant components for reformer-based hydrogen generation systems.

     Our business is divided into two segments:

     FUEL CELL TEST AND DIAGNOSTIC EQUIPMENT. Our commercial series of fuel cell testing and diagnostic equipment are used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system.

     FUEL CELL POWER PRODUCTS. We are developing a comprehensive portfolio of fuel cell products which includes fuel cell stacks, scalable fuel cell power modules and stand alone fuel cell systems. We are also beginning to develop hydrogen generation devices. Our principal commercial product line is scalable fuel cell power modules that have been developed to allow "plug and play" integration into our own fuel cell products or those of OEMs. In addition, we are developing certain complete fuel cell system products for specific end-use markets. Our fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 50 kW range. Through this business unit we also provide system integration and engineering services to key customers and strategic partners.

  REVENUES

     We generate revenue through the sale of fuel cell test and diagnostic equipment and fuel cell power products. We also generate revenue by providing our customers system integration, engineering and testing services. Revenues related to the sale of fuel cell test and diagnostic equipment and fuel cell power products are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, title has passed to the customer and collection is reasonably assured. Where customer acceptance clauses are considered to be substantive, revenue is recognized only after customer acceptance is received. Revenues relating to system integration, engineering and testing services are generally recognized as services are rendered.

     Where we have long-term contracts with a customer, revenues are recognized under the percentage-of-completion method, whereby revenues and profits are recognized on a pro rata basis in relation to contract costs incurred. An example of such a contract would be in connection with a demonstration project spanning multiple quarters.

     On occasion, we enter into sales-type lease arrangements with our customers in connection with the provision of our products. For these arrangements, revenues are recognized when all the following criteria are met: persuasive evidence of an agreement exists, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

     We report our revenues in two segments: test and power products. Test revenues include revenues related to the manufacturing and sale of test equipment, upgrades to test equipment and in-house testing of customer supplied components. Power products revenues include revenues related to systems integration, fuel cell stacks, power modules, auxiliary power modules and engineering services. Power products revenues from engineering services are derived primarily from our long term contract with General Motors, pursuant to which we provide technician and support services to General Motors in connection with its fuel cell program. We expect that this contract will end in the third quarter of 2004.

     2003 Revenue. As part of our quarterly report on the nine months ended September 30, 2003, we disclosed that revenues for the year ended December 31, 2003 were likely to be in the range of $28 million to $30 million. This guidance was down from our original revenue guidance of $30 million to $32 million for the year and was due primarily to timing of revenue recognition and tight delivery deadlines around year-end. Due specifically to certain shipments and revenue recognition being deferred to 2004, we now expect revenue to be in the range of $26 million to $27 million for the year ended December 31, 2003, with a strong backlog flowing into 2004.

  COST OF REVENUES

     Cost of revenues consists primarily of materials and direct labor relating to engineering, design and build. The costs of providing engineering services, although heavily oriented towards research and development activities, are matched with corresponding revenues and are included in cost of revenues.

  GROSS PROFIT

     We calculate gross profit by deducting the cost of revenues from revenues. Increased gross profit due to revenue growth and consistent gross margins are important to the achievement of breakeven operating cash flow. Positive gross profit combined with grants received for R&D projects are used as the primary source of funding for our market and product development activities.

  OPERATING EXPENSES

     Selling, General and Administrative (SG&A). SG&A expenses consist primarily of wages, salaries and benefits relating to our sales, marketing and corporate staff, professional fees, travel, insurance and facilities costs.

     Research and Development (R&D). R&D expenses consist of materials, labor costs and benefits, legal fees for the protection of intellectual property and overhead attributable to R&D activity.

     R&D Grants. R&D grants are accounted for as a reduction of expense in our consolidated statements of operations and are not included in revenues. R&D grants include government funding and monies received under joint development agreements. The Canadian government represents our primary source of R&D grants. However, the value of grants received fluctuates significantly from year-to-year as programs wind down and new programs commence at varying schedules.

     Amortization of Intangible Assets. The majority of operating expenses recorded as amortization of intangible assets is attributable to the amortization of intangible assets that we purchased from General Motors in October 2001. Pursuant to that transaction we purchased a perpetual royalty free intellectual property license to use certain fuel cell stack technology, in exchange for common shares and share purchase warrants in Hydrogenics. Amortization expense also includes the amortization of intangible assets acquired upon the January 7, 2003 acquisition of Greenlight.

     Foreign Currency Translation. As a result of increased U.S. dollar denominated transactions, effective January 1, 2002 the U.S. dollar became our functional currency. Monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rate of exchange at the end of each period. Non-monetary assets are translated at historical rates of exchange. Revenues and expenses denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange on the date of the transaction, except for depreciation and amortization which are translated at historical rates. Translation gains and losses primarily arise from the translation of Canadian dollar denominated monetary assets and liabilities and although unrealized are reflected in the results of operations.

     Stock-Based Compensation. Effective January 1, 2002, we adopted the new Canadian GAAP standard for reporting stock-based compensation. This standard applies to all awards granted on or after January 1, 2002 and requires the fair value based method of accounting for direct awards of stock to employees and equity instruments granted to non-employees. For stock options granted to employees, this standard, for periods prior to our 2004 fiscal year, allows either the recognition of compensation expense based on the estimated fair value at the date of grant or, alternatively, note disclosure of pro forma net earnings and earnings per share data as if the stock-based compensation had been recognized. We have opted for note disclosure of the pro forma net earnings and earnings per share. The standard requires that such stock options granted to employees must be expensed commencing January 1, 2004, with earlier adoption encouraged.

ACQUISITIONS

     EnKAT GmbH (EnKAT). On May 1, 2002, we acquired, through our German subsidiary Hydrogenics GmbH, all the issued and outstanding shares of EnKAT based in Gelsenkirchen, Germany. EnKAT designs and manufactures test systems for fuel cells, reformers and electrochemical engines. Part of the purchase included management services contracts for five years with each of the two principals of the acquired company. The fair value of these contracts on the date of acquisition was $0.6 million, which is being amortized on a declining basis at an annual rate of 50%.

     Greenlight Power Technologies Inc. (Greenlight). On January 7, 2003, we acquired all the issued and outstanding shares of Greenlight based in Burnaby, British Columbia, Canada. Greenlight designs and manufactures fuel cell test systems. The purchase price was $19.0 million, exclusive of expenses of $1.1 million related to the acquisition. Consideration consisted of cash of $2.3 million and the issuance of 4,164,093 of our common shares with an aggregate value of $16.7 million at the acquisition date. The allocation of the purchase price to the assets acquired and liabilities assumed was as follows:

                                                               $ MILLIONS
Current assets..............................................         $ 3.0
Property, plant and equipment...............................           2.1
Future tax assets...........................................           5.4
Intangible assets --
  Order backlog(1)..........................................   0.5
  Customer relationships(2).................................   5.0
  Computer software(3)......................................   1.9
  Patentable technology(2)..................................   6.1    13.5
                                                              ----
Goodwill....................................................           5.3
Current liabilities.........................................          (3.6)
Long-term debt..............................................          (0.2)
Future tax liabilities......................................          (5.4)
                                                                     -----
                                                                     $20.1
                                                                     =====

---------------

(1) Being amortized over 1 year.

(2) Being amortized over 3 years.

(3) Being amortized over 2 years.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

     Revenues increased by $10.8 million, or 108%, to $20.8 million for the nine months ended September 30, 2003, compared with $10.0 million for the nine months ended September 30, 2002. The increase in revenues is primarily attributable to a significant increase in test revenues. Test revenues were $15.9 million for this period, or 76% of total revenues. Power products revenues were $4.9 million for this period, or 24% of total revenues. Revenues from engineering services provided to General Motors represented $2.9 million or 59% of power products revenues. We anticipate that our engineering services contract with General Motors will end sometime in 2004.

     Overall revenues from General Motors for the first nine months of 2003 were $6.0 million, or 29% of our total revenue for the period, compared with $6.0 million, or 60%, for the comparable period in 2002. Non General Motors-related revenues increased by $10.8 million, or 270%, year-over-year. In 2003, we expect power products revenues to be skewed heavily towards the second half of the year. Due to the early development stage of the markets for our power products we expect power products revenues to fluctuate significantly from period to period.

     Cost of revenues increased $6.9 million, or 100%, to $13.8 million for the nine months ended September 30, 2003, compared with $6.9 million for the nine months ended September 30, 2002. This increase results from the increase in revenues for the same period.

     Gross profit increased by $3.8 million, or 123%, to $6.9 million for the nine months ended September 30, 2003, compared with $3.1 million for the nine months ended September 30, 2002. Gross margins as a percentage of revenues were slightly improved for the period at 33% compared with 31% for the same period in the prior year. The increase in gross profit is primarily attributable to the increase in revenues for the period. The gross margin as a percentage of revenues fluctuates based on the mix of products or services sold, and the power range of equipment. The increase in gross margin percentage for the period is primarily attributable to the higher proportion of test revenues.

     SG&A expenses increased $4.4 million, or 100%, to $8.8 million for the nine months ended September 30, 2003, compared with $4.4 million for the nine months ended September 30, 2002. The increase in SG&A expenses is primarily attributable to the acquisition of Greenlight, increased salaries relating to our sales, marketing and corporate staff, increased insurance costs, higher legal costs and foreign exchange. Non recurring legal expenses of approximately $1.5 million were incurred in 2002 and 2003 in defence of a patent infringement lawsuit of which $1.0 million was incurred in the nine month period ended September 30, 2003. Excluding the effects of these non-recurring legal costs SG&A expenses would have been $7.8 million for the first nine months of 2003 compared with $3.9 million for the first nine months of 2002. Although $0.5 million was recovered from the plaintiff in the form of a promissory note received during the third quarter of 2003, no corresponding reduction was taken to SG&A expenses. The recovery is being accounted for as a contingent gain, to be booked as a reduction to SG&A in the future when we receive the cash.

     We expect SG&A to grow at a slower rate than the anticipated increase in gross profits as a result of cost savings from the integration of Greenlight with Hydrogenics and the corresponding economies of scale.

     R&D expenses increased $3.2 million, or 94%, to $6.6 million for the nine months ended September 30, 2003 compared with $3.4 million for the nine months ended September 30, 2002. The increase in R&D expenses is primarily attributable to our emerging power products business including development activity related to our 10 kW power module, hydrogen generation initiatives and foreign exchange. Specific R&D activities during the first nine months of 2003 include but are not limited to: the NRCan bus project, the development of our 10 kW power module, the HySTAT demonstration project for the City of Toronto, the development of our electrolyzer, vehicle-to-grid research and development and re-fueling initiatives.

     R&D grants increased $1.7 million, or 425%, to $2.1 million for the nine months ended September 30, 2003, compared with $0.4 million for the nine months ended September 30, 2002. This increase reflects the impact of new programs which received funding during the period including the NRCan bus project and the HySTAT demonstration project for the City of Toronto.

     Depreciation of property, plant and equipment expense increased $0.7 million, or 70%, to $1.7 million for the nine months ended September 30, 2003, compared with $1.0 million for the nine months ended September 30, 2002. The majority of the increase is attributable to higher levels of property, plant and equipment primarily associated with the acquisition of Greenlight.

     Amortization of intangible assets decreased $1.7 million, or 15%, to $9.7 million for the nine months ended September 30, 2003, compared with $11.4 million for the nine months ended September 30, 2002. The decrease is primarily the result of the reduction in amortization of the intangibles acquired from General Motors which are being amortized on a 50% declining balance basis. The corresponding impact on loss per share related to the non-cash amortization of intangible assets for the nine months ending September 30, 2003 was $0.18 per share.

     Integration costs related to the Greenlight acquisition were $1.2 million for the nine months ended September 30, 2003, without corresponding amounts for the same periods in 2002. The integration costs reflect incurred but non-recurring expenses relating to integrating Greenlight. These costs consist primarily of relocation of our employees, involuntary terminations and direct travel costs incurred, as resources are aligned and duplication of expenses eliminated.

     Interest income, net of bank charges and interest paid, declined $0.3 million, or 38%, to $0.5 million for the nine months ended September 30, 2003, compared with $0.8 million for the nine months ended September 30, 2002. The decrease, is primarily attributable to a reduction in short-term investments compared to the prior period, as well as lower interest rates.

     Foreign currency gains increased $3.9 million, or 780%, to $4.4 million for the nine months ended September 30, 2003, compared with foreign currency gains of $0.5 million for the nine months ended September 30, 2002. The foreign currency gains result primarily from the holding of Canadian dollar denominated short-term investments and the strengthening of the Canadian dollar against the U.S. dollar during the period.

     Net loss decreased $1.1 million, or 6%, to $14.3 million for the nine months ended September 30, 2003 compared with a net loss of $15.4 million for the nine months ended September 30, 2002. The year over year improvement for the first nine months is primarily attributable to increased gross profits of $3.8 million, increased net foreign currency gains of $3.9 million and a net decrease in combined depreciation and amortization of $1.0 million, which were partially offset by increased SG&A expenses of $4.4 million, integration costs of $1.2 million, and increased net R&D costs of $1.5 million. The increases in SG&A expenses and R&D were primarily caused by the impacts of the increase in the Canadian dollar and the acquisition of Greenlight.

     Basic and diluted loss per share decreased by $0.05, or 16%, to $0.27 for the nine months ended September 30, 2003, compared with a basic loss per share of $0.32 for the nine months ended September 30, 2002.

     A reconciliation of reported net loss computed in accordance with Canadian generally accepted accounting principles to EBITDA as defined by management is as follows:

                                                          NINE MONTHS ENDED    NINE MONTHS ENDED
                                                          SEPTEMBER 30, 2002   SEPTEMBER 30, 2003
                                                          ------------------   ------------------
                                                              $ MILLIONS           $ MILLIONS
Net loss for the period.................................        $(15.5)              $(14.4)
Interest, net...........................................          (0.9)                (0.5)
Current income tax expense..............................           0.1                  0.1
Provincial capital tax..................................           0.1                  0.1
Depreciation of property, plant and equipment...........           1.0                  1.8
Amortization of intangible assets.......................          11.4                  9.7
Foreign currency gains..................................          (0.5)                (4.4)
Integration costs.......................................            --                  1.2
                                                                ------               ------
EBITDA..................................................        $ (4.3)              $ (6.4)
                                                                ======               ======

     The Company's EBITDA loss for the period ending September 30, 2003 includes the impact of approximately $2.3 million in increased expenses related to the appreciation of the Canadian dollar, as well as $1.0 million of non-recurring SG&A expenses related to our successful defense of a patent infringement lawsuit. Excluding the effect of these unanticipated expenses, EBITDA loss before integration costs would have been $3.1 million for the year-to-date. Our decision to hold a significant portion of short-term investments in Canadian dollars has contributed a foreign currency gain of $4.4 million, as noted above, which more than offsets the approximate $2.3 million impact the rising Canadian dollar has had on year-to-date expenses and EBITDA.

     Management defines EBITDA as earnings (loss) before net interest income, income taxes, provincial capital taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign currency gains and losses and integration costs. EBITDA is presented because it is a widely accepted performance indicator of a company's ability to generate sufficient cash to meet its liabilities as they come due although it should be noted that, under Canadian GAAP, this indicator is not a measure of liquidity or of financial performance. EBITDA, as presented above, is not a specifically defined term and may not be comparable to similarly titled measures reported by other companies. While providing useful information, EBITDA should not be considered in isolation or as an alternative to net income or cash flows as determined under GAAP.

     SHARES OUTSTANDING. The number of common shares outstanding at September 30, 2003 was 53,088,804. Options granted under our stock option plan and share purchase warrants have not been included in the calculation of loss per share for the nine months ended September 30, 2003 as the effect would be anti-dilutive.

     As at September 30, 2003, there were 3,369,438 stock options issued and outstanding, of which 1,813,157 were exercisable. As at September 30, 2003 there were 2,470,436 share purchase warrants outstanding, of which 1,420,503 have been released from escrow.

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND 2001

     Revenues increased $8.4 million, or 114%, to $15.8 million in 2002 from $7.4 million in 2001. The year-over-year annual increase was driven by all revenue categories with test revenues up $1.5 million, or 37%, and power products revenues up $6.9 million, or 209%. Revenues from engineering services were up $5.3 million, or 1,325%, and represented 56% of power products revenue for the period.

     The increase in test revenues is due primarily to the emergence of in-house testing services as a significant contributor to 2002 test revenues. Test equipment orders improved considerably in 2002 following the launch of our new FCATS product models, resulting in a record backlog of confirmed orders for test equipment sales entering into 2003. The increase in power products revenues derived from product sales was the result of increased unit sales of fuel cell prototypes.

     Power product revenue derived from engineering services to General Motors, commenced in late 2001 and was not a significant part of revenues during 2001. These services peaked in 2002, and engineering services revenues have declined in 2003.

     During 2002 North American revenues from all sources represented the largest percentage of revenues at 82% or $12.9 million. Revenues from Europe grew 36% during the period increasing from $1.4 million in 2001 to $1.9 million in 2002. This growth was, in part, a result of the EnKAT acquisition in May 2002. Asian revenues declined during the period from $2.5 million in 2001 to $1.0 million in 2002. This decline is timing related as production of confirmed Asian orders was delayed until late 2002 and were shipped in the first quarter of 2003.

     The majority of our revenues in 2002 continued to be concentrated with three customers. Our three largest customers contributed 75% and 70% of total revenues for the years 2002 and 2001, respectively. Excluding our engineering services contract with General Motors, our three largest customers contributed 60% of total revenues for 2002 and 69% for 2001. Consistent with prior years, the composition of our three largest customers has changed in each of the years. For 2002, two of our top three customers were new and the revenues from these new customers were derived from power products.

     Revenues from General Motors for 2002 were $9.6 million, or 61% of total revenues, compared with $2.5 million, or 34% of total revenues, for 2001 with the vast majority of increased revenues derived from engineering services.

     Cost of revenues increased $5.8 million, or 118%, to $10.7 million in 2002 compared with $4.9 million in 2001. The year-over-year increase of $5.8 million, or 118%, is directly related to the increases in revenues described above. Certain cost of sales synergies have been realized as a result of the integration of Greenlight with Hydrogenics.

     Gross profits increased by $2.6 million, or 104%, to $5.1 million for 2002 compared with $2.5 million for 2001. Gross margins as a percentage of revenues were essentially flat with margins of 32% in 2002 and 33% in 2001. Gross margins from test and power products combined were 39% but overall gross margins were reduced somewhat by lower margins from engineering services which typically have comparatively low margins.

     SG&A expenses increased by $2.3 million, or 52%, to $6.7 million in 2002, compared with $4.4 million in 2001. The year-over-year increase in SG&A is attributable primarily to three factors (i) increased wages and salaries relating to our sales, marketing and corporate staff (average SG&A headcount grew, year-over-year from 25 to 40 people, with Germany and Japan contributing 12 people or approximately 75% of the growth); (ii) increased insurance costs, due to insurance rates that are up 30% year-over-year; and (iii) increased legal fees associated with our successful defence of a patent infringement claim against us.

     R&D expenses increased by $0.7 million, or 20%, to $4.2 million in 2002, from $3.5 million in 2001. The newest iteration of our fuel cell power module, a low-pressure, low-profile design we refer to as the "LP2" power module, was a substantial component of our increased R&D activity during 2002.

     R&D grants decreased by $0.7 million, or 58%, to $0.5 million in 2002 from $1.2 million in 2001. The value of our R&D grants fluctuates significantly from period-to-period as programs wind down and new programs commence at varying schedules. During 2002 a number of existing programs were completed or wound up which resulted in the decrease.

     Depreciation of property, plant and equipment expense increased by $0.6 million, or 86%, to $1.3 million for 2002, from $0.7 million in 2001. The majority of the increase is a result of additional test equipment purchased and manufactured during the year and the full year's depreciation of test equipment acquired and manufactured in 2001 for in house testing. The acquisition of Greenlight is expected to contribute up to $0.8 million of additional depreciation expense in 2003.

     Amortization of intangible assets increased by $11.7 million, or 334%, to $15.2 million in 2002, compared with $3.5 million in 2001. The majority of the increase is attributable to the amortization of intangible assets that we purchased from General Motors in October 2001.

     Assuming no additional intangible asset purchases or value impairment, and factoring in the intangibles related to the Greenlight acquisition in January 2003, the projected amortization charge for the next five years will be:

YEAR                                                           $ MILLIONS
----                                                           ----------
2003........................................................     $12.9
2004........................................................       8.5
2005........................................................       5.6
2006........................................................       1.0
2007........................................................       0.5

     Interest income, net of bank charges and interest expense, decreased by $1.8 million or 62%, to $1.1 million in 2002, from $2.9 million in 2001. The decrease in interest income is a direct result of lower rates of investment interest returns combined with lower cash balances.

     Foreign currency gain of $0.5 million was reflected in results of operations for 2002. This was a decline of $2.5 million or 83% from the net foreign exchange gain of $3.0 million in 2001. The 2002 foreign exchange gain was primarily attributable to holding Canadian denominated short-term investments at a time when the Canadian dollar strengthened against the U.S. dollar. During 2002 and 2001 we held over 50% of our short-term investments in Canadian dollars. Over time, we anticipate that the majority of our cash and short-term investments will be held in U.S. dollars, thereby minimizing our exposure to foreign currency translation gains and losses yet still maintaining sufficient Canadian dollar denominated short-term investments to provide an effective hedge on the movement in the Canadian dollar.

     Income tax expense increased by $0.1 million, or 50%, to $0.3 million in 2002 from $0.2 million in 2001. The expense is attributable to the federal large corporations tax, which is based on our taxable capital. Similar to the provincial capital tax, changes in this expense are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base.

     Due to historical losses, as at December 31, 2002 we have provided a valuation allowance against the full amount of the tax loss carry forwards of $12.2 million.

     Provincial capital tax expense increased by $0.1 million, or 100%, to $0.2 million in 2002 compared with $0.1 million in 2001. The increase was due to holding a higher proportion of net assets at year end in a form which is subject to tax.

     Net loss for the year increased by $17.8 million, or 636%, to $20.6 million in 2002, compared with $2.8 million in 2001. Excluding the non-cash amortization of intangibles of $15.2 million in 2002 and $3.5 million in 2001, net loss would have been $5.4 million in 2002, compared with net income of $0.7 million in 2001. The non-cash amortization of intangibles has been highlighted because of its significant impact on operating results without a corresponding impact on cash flow.

     The year-over-year reduction in earnings of $17.8 million is primarily attributable to:

Gross profit................................................   $  2.6
Non-cash amortization intangible assets.....................    (11.7)
Other income and expenses -- including foreign exchange and
  interest..................................................     (4.4)
Other operating expenses....................................     (4.2)
Other.......................................................     (0.1)
                                                               ------
  Total.....................................................   ($17.8)
                                                               ======

     Loss per share was $0.43 for the year ended December 31, 2002, compared with $0.07 for the year ended December 31, 2001. Excluding the non-cash amortization of intangibles of $0.31 per share in 2002 and $0.09 per share in 2001, basic and diluted loss per share was $0.12 for the year ended December 31, 2002, compared with basic and diluted earnings per share of $0.02 for the year ended December 31, 2001.

     SHARES OUTSTANDING. For the year ended December 31, 2002, the weighted average number of shares used in calculating the loss per share was 48,437,813 shares. The number of common shares outstanding at December 31, 2002 was 48,796,121 shares. For the year ended December 31, 2001, the weighted average number of shares used in calculating the loss per share was 38,217,593 shares. The number of common shares outstanding at December 31, 2001 was 47,918,446.

     Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the loss per share as the effect would be anti-dilutive.

     Stock options outstanding were 2,624,820 as at December 31, 2002 of which 1,652,874 were exercisable. There were 2,470,436 share purchase warrants outstanding, of which 864,654 were exercisable. Consistent with Canadian and U.S. GAAP, information on stock options has been disclosed in notes 10 and 22 of our comparative consolidated audited financial statements for the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 2003, we held cash and short-term investments of $51.0 million compared with $60.1 million as of December 31, 2002. The following contributed to the decrease of $9.1 million, or 15%, in cash and short-term investments:

     - business acquisition costs related to the Greenlight transaction of approximately $5.5 million, including cash paid on acquisition, transaction and integration costs, as well as the repayment of Greenlight outstanding debt;

     - $1.5 million was related to EBITDA loss of $6.4 million, which was partially offset by unrealized foreign exchange gains of $4.6 million and net interest income of $0.5 million; and

     - $2.1 million related to capital expenditures, investment in working capital and other.

     At December 31, 2001, we held cash and short-term investments of $65.8 million. The decrease of $5.7 million in cash and short term investments from December 31, 2001 was attributable to cash used to fund our operations. Our investments are held exclusively in short-term high quality corporate or government backed notes. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short-term investment balances.

     Cash used in operating activities during the nine months ended September 30, 2003 was $8.6 million compared with $3.6 million during the comparable period in 2002. Cash used in operating activities in 2002 was $3.9 million, compared with $5.7 million used 2001. Non-cash working capital decreased during the year by $0.4 million despite the doubling of revenues.

     Accounts receivable increased $1.3 million at December 31, 2002 to $5.7 million from $4.4 million at December 31, 2001 as a result of a 82% increase in revenues during the fourth quarter of 2002 compared with the fourth quarter of 2001.

     Inventories increased $1.8 million at December 31, 2002 to $4.8 million from $3.0 million at December 31, 2001 primarily as a result of the significant increase in confirmed orders at December 31, 2002. Raw material inventories, many of which have long lead times, have increased to $2.2 million at December 31, 2002 from $2.0 million at December 31, 2001. Work-in-progress increased to $2.2 million at December 31, 2002 from $0.5 million at December 31, 2001. Finished goods inventory remained constant at $0.5 million;

     Trade payables increased to $2.4 million at December 31, 2002, compared with $1.1 million at December 31, 2001.

     Capital expenditures increased $0.3 million, or 33%, to $1.2 million for the nine months ended September 30, 2003, compared with $0.9 million for the nine months ended September 30, 2002. Property, plant and equipment of $2.1 million were acquired through the acquisition of Greenlight. During this period, expenditures for R&D test equipment represent the primary outlays for capital expenditures. In 2002 property, plant and equipment purchases declined by $1.6 million, or 52%, to $1.5 million, from $3.1 million in 2001. In 2001, we invested capital in the expansion of our testing facilities for internal and customer directed research and development programs which accounts for the higher capital expenditure in 2001. Capital expenditure plans for 2003 and subsequent years will result in further increases in property, plant and equipment as we continue our manufacturing and development initiatives.

     During 2002, 877,675 shares were issued for $0.2 million under our stock option plan compared with 994,440 shares issued for $0.1 million during 2001. During the nine months ended September 30, 2003 4,292,683 shares were issued for $16.9 million, principally in connection with the Greenlight acquisition.

     We have an operating line of credit available of up to $0.6 million bearing interest at prime plus 0.5%. We use this facility for overdraft protection and, when necessary, letters of guarantee or letters of credit. The facility is collateralized by a general security agreement over all assets of the Company. There is currently nothing outstanding under this facility.

     We will use our funds to meet net funding requirements for the development and commercialization of our products including fuel cell test stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We will also use our funds to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refuelling systems and reformer systems. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe that the net proceeds from this offering, together with our existing cash balances and cash generated from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 36 months based on our current business plan for the next 36 months. At this time, we have no plans for additional financing. However, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit.

                                    BUSINESS

OVERVIEW

     We are a leading developer and manufacturer of fuel cell and related new energy technologies that produce clean electricity. Our principal business is the development and commercialization of proton exchange membrane, or PEM, fuel cell test and diagnostic stations, PEM fuel cell stacks and PEM fuel cell power generation systems for portable, stationary and mobile applications. We are also beginning to develop and manufacture hydrogen generation products to complement our fuel cell product development initiatives, which include PEM electrolyzer stacks, PEM electrolyzer refueling systems and the balance of plant components for reformer-based hydrogen generation systems. Our business is divided into two segments: fuel cell test and diagnostic equipment and fuel cell power products.

  FUEL CELL TEST AND DIAGNOSTIC EQUIPMENT

     Our test and diagnostic equipment is used to develop and optimize the performance of fuel cell technology by simulating, monitoring and controlling the effect of power load, temperature, pressure, humidity and potential contaminants on a fuel cell and to measure the effect of changes in these variables on fuel cell performance. This equipment has become a critical tool for fuel cell technology developers, allowing fuel cell stacks to operate as part of a fully integrated power system. In January 2003, we acquired Greenlight Power Technologies, Inc., our principal competitor in the fuel cell test equipment business. The acquisition of Greenlight facilitated the creation of two dedicated business groups -- one, located in Burnaby, British Columbia, focused solely on our test business and the other, located in Mississauga, Ontario, focused primarily on developing our fuel cell power products business.

     We have sold our test equipment to most significant fuel cell development programs in the world. Building on the experience gained in designing, manufacturing and selling over 450 fuel cell test stations to approximately 55 customers in North America, Asia and Europe, we have developed an extensive portfolio of test equipment and diagnostic products. Our test equipment and diagnostic products currently range from basic component and stack research products to full system and production grade test stations and diagnostic products. In addition to selling test equipment to third parties, we have over 40 test stations installed in our facilities that we use to provide testing services to key customers and strategic partners and to support our own significant research and development requirements. We believe that this substantial collection of test stations represents one of North America's most comprehensive fuel cell development and testing capabilities and, as such, offers us an important source of revenue.

     Automotive companies, energy companies, fuel cell developers, component suppliers and others are currently spending significant capital on the development and improvement of their own fuel cell programs. We believe that our test stations and diagnostic products will become an important element to many of these programs as broad commercial markets for fuel cells eventually develop. Currently our fuel cell test and diagnostic business unit employs approximately 90 full-time people in Canada, Germany and Japan. We now market all of our test equipment under the Greenlight brand.

  FUEL CELL POWER PRODUCTS

     Our expertise in the fuel cell testing business has provided a platform for the development and growth of our power products business. We are developing a comprehensive portfolio of fuel cell products. We are also beginning to develop and manufacture hydrogen generation products. We believe that we are strongly positioned to put fuel cells into commercial products by virtue of the breadth of our power products portfolio, which includes fuel cell stacks, scalable fuel cell power modules, stand-alone fuel cell systems and a variety of hydrogen generation devices.

     FUEL CELL POWER MODULES. We have developed and recently begun selling scalable fuel cell power modules that allow "plug and play" integration into our own fuel cell products or those of OEMs. The low pressure configuration of our power module architecture results in fewer moving parts, greater system simplicity, lower cost, enhanced reliability, quieter operation and increased versatility when compared to the high pressure systems offered by other companies. Our goal is to apply our power module architecture across a wide range of applications with early market appeal and, in addition, to achieve commercialization through strategic partners that have established market channels.

     FUEL CELL SYSTEMS. We are also developing fuel cell system products for specific end-use markets. Our full fuel cell systems cover a range of portable, mobile and stationary power applications in the 500 watt to 50 kW range. The diversity of our technology portfolio allows us to design and manufacture fuel cell systems with integrated refueling capabilities, using either reformer or electrolyzer technology. For instance, in conjunction with General Motors, we have developed a 25 kW regenerative fuel cell backup power generator that is targeted at the telecommunications market to provide reliable power at cellular tower sites. We have also developed a 50 kW HySTAT energy station that is capable of powering multi-dwelling complexes or small commercial buildings as well as serving as a hydrogen refueling station for fuel cell vehicles.

     We have a proprietary line of electrolyzers that we incorporate into our regenerative fuel cell systems. We are also developing stand-alone electrolyzer refuelers that utilize our electrolyzer technology. In addition to these fuel cell products, we have invested in a fuel cell vehicle-to-grid, or V2G, concept and the development of related V2G technology. A fuel cell vehicle is essentially a power generator on wheels that can provide clean power to off-board users at any time when the fuel cell power module is not being used for mobility purposes. Such off-board uses include the powering of electrical devices such as power tools, or alternatively, interconnection to the electrical grid to supply power to a building or even to supplement the grid's supply of power from existing centralized power stations. This V2G concept is still in the early phase of development.

     SYSTEM INTEGRATION AND ENGINEERING. Our power products business unit also provides systems integration and engineering services to key customers and strategic partners. System integration services entail working with our clients to integrate their proprietary components, typically a fuel cell stack or a natural gas fuel processor, into a fully functional fuel cell system. These services include engineering, design, prototyping, testing, contract manufacturing and project management. Our power products business unit is operated out of our Mississauga, Ontario facility and employs 120 people.

OUR STRATEGY

     We have implemented the following strategies to further our goal of being a leader in the development and commercialization of fuel cell test and diagnostic equipment and new energy technologies:

     - INITIALLY TARGET PREMIUM POWER MARKETS. We believe that the best way to ensure our participation in the mass commercial markets of the future is to initially focus on selling fuel cell products to the smaller premium power markets that exist today. Premium power markets such as specialty off-road mobility, military, aerospace, research, mission critical back-up power and funded demonstrations yield premium prices for workable solutions, a key factor in meeting our overriding goal of commercial sustainability. We believe that the premium pricing and smaller production runs associated with selling into these markets will provide us with positive margins and, more importantly, additional technical expertise with a minimal level of capital investment. In addition, by targeting niche premium power markets, we expect to build enduring customer relationships that will sustain our growth as fuel cells gain more widespread commercial acceptance.

     - DEPLOY CAPITAL EFFICIENTLY THROUGH HORIZONTAL BUSINESS MODEL. We save money by leveraging the research and development efforts of our component suppliers and the supply, distribution and marketing initiatives of our OEM partners and customers. We concentrate our research and development initiatives on our core competencies and encourage our suppliers and channel distribution partners to develop and invest in aspects of the supply and distribution chain that are in their areas of expertise. For example, in the production of our power modules we rely on numerous suppliers to develop component parts such as MEA's, bi-polar plates, wiring harnesses, blowers and power conditioning components and thereby avoid costs associated with internally developing these components. We also focus on establishing and strengthening key relationships with OEMs, like General Motors and Deere & Company (John Deere), that have mature sales and distribution networks. Our goal is to utilize these existing sales and distribution networks and thereby minimize the costs associated with investing in our own marketing, sales and distribution networks. This strategy allows us to efficiently deploy our capital.

     - DEVELOP A PORTFOLIO OF COMPLEMENTARY TECHNOLOGIES AND PROVIDE CUSTOMERS WITH COMPLETE FUEL CELL SOLUTIONS. We are developing a comprehensive portfolio of technologies to address the mobility, stationary and portable power markets, as well as the hydrogen generation infrastructure that is required to support these markets. We believe the breadth of our portfolio of fuel cell and hydrogen generation technologies enables us to provide customers with complete energy solutions. For example, we are positioned to sell our fuel cell stack in conjunction with a test station or, alternatively, to sell a hydrogen refueler together with one of our fuel cell power products. By selling products and services that combine features and value streams that other fuel cell developers are not able to offer, we expect to realize improved pricing, revenues and gross margins. We expect that our portfolio of fuel cell and hydrogen technologies will, in the long term, yield multiple value streams for our shareholders and, in the short term, serve to insulate us from single point market failures and reduce technology risks. We also believe that our strategy of developing a comprehensive portfolio of technologies will position us favorably to participate in a larger number of government-sponsored initiatives that should stimulate early revenue opportunities.

     - CONTINUE TO PURSUE STRATEGIC RELATIONSHIPS. We look to strategic partners as a source of funding and technology and as a potential means of market distribution capabilities and view these partners as critical to our long-term success. As part of our strategy, we are continually evaluating markets for fuel cell products and identifying potential strategic partners whose brands, distribution channels, technical expertise and customer knowledge can be accessed to bring fuel cell products to market. In addition, we are exploring opportunities to work with governments to provide them with innovative energy solutions. We work closely with our strategic partners to understand their goals and specific requirements and then rapidly develop prototypes and products to provide solutions to our partners' needs. Our relationships with General Motors and John Deere illustrate how we have successfully collaborated with industry leaders to develop fuel cell applications for their respective markets. We also strive to secure key government and industry opportunities to demonstrate our technology in order to prove the viability of fuel cell power and hydrogen generation products in high visibility environments that provide significant feedback to our development programs.

     - CONSERVE CASH THROUGH FISCAL DISCIPLINE. We believe it is important at this early stage of our industry to match our investment in headcount and research and development to the adoption rate and developmental pace of fuel cell technology. We believe that this deliberate pacing will reduce the risk of over-investment in production capacity prior to the emergence of a robust commercial market. The alignment of our resources with current market and development opportunities remains a fundamental discipline that we believe is critical to growing at a sustainable pace. Our product development efforts remain focused on near term commercial applications and are funded, in order, by (i) positive gross profits (revenues minus the cost of revenues); (ii) government grants; (iii) joint development agreements; and, only to the extent necessary, by (iv) existing cash reserves.

     - EXTEND GLOBAL REACH AND MAKE STRATEGIC ACQUISITIONS. We will continue to direct sales, business development and service capabilities in global markets where there are current and future needs for fuel cell related technologies. By doing so, we hope to develop customers and suppliers in the key markets of Japan, Europe and North America. We also expect to continue to complement our organic growth through strategic acquisitions of businesses and technology. For example, the acquisition of EnKAT GmbH in Germany established our foothold in the European test station market. Likewise, the acquisition of our principal competitor in the test market, Greenlight, solidified our position as a leading developer and manufacturer of fuel cell test stations and diagnostic equipment. We have also acquired proprietary technology, including our license to certain General Motors stack technology and certain patents used in connection with our V2G initiatives.

       We will continue to expand our global operations and consider strategic acquisitions as opportunities arise.

OUR COMPETITIVE ADVANTAGES

     We believe that the following competitive advantages have enabled us to be a leader in the design, development, manufacture and sale of fuel cell test and diagnostic equipment and new energy technologies:

     - PREMIER CUSTOMER BASE. We sell fuel cell test and diagnostic equipment to most significant fuel cell development programs in the world and to many of the world's leading fuel cell component suppliers. Our customer relationships have helped, and we believe, will continue to help, us capitalize on the opportunities developing in the industry for fuel cell and hydrogen generation products and services. For example, we currently provide products and services to General Motors, John Deere, Johnson Matthey and ChevronTexaco. In addition, we continue to seek strategic relationships and significant customer relationships with market leaders because we believe that they will have the potential to provide us with access to some of the largest distribution channels for fuel cell technology.

     - STRATEGIC ALLIANCE WITH GENERAL MOTORS CORPORATION AND OTHER KEY RELATIONSHIPS. We entered into an alliance with General Motors in October 2001. Our alliance with General Motors includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. This alliance has given us the opportunity to participate in the development of fuel cell systems for automotive applications, the largest potential market for fuel cells, and has also helped us form key customer relationships with other OEMs such as John Deere and ChevronTexaco. We are currently providing power modules to John Deere for use in a variety of their commercial work vehicles and we are working with ChevronTexaco to develop a natural gas refueler, utilizing ChevronTexaco's proprietary fuel processor. See "Certain
       Transactions -- Alliance with General Motors Corporation".

     - FUEL CELL SYSTEM EXPERTISE. Through the development and maturation of our fuel cell test and diagnostic business, we have gained an in-depth understanding of the intricacies of fuel cell technology. In particular, we have gained significant expertise from our fuel cell test and diagnostic business in the operation of fuel cell stacks and balance of plant and systems integration. We believe that our expertise in optimizing the operation of a fuel cell system gives us the platform to transform current fuel cell technology into workable and cost-effective real-life applications. We believe that this expertise will continue to provide us with an ability to respond rapidly to market opportunities and technological changes in our industry. In addition, we believe that we are among a small number of companies around the world that have successfully demonstrated the ability to integrate a variety of hydrogen generation systems together with a fuel cell to make complete, self-contained fuel cell energy stations. Many of these systems have been integrated with "back-to-grid" capabilities, where the fuel cell supplies power not only to the immediate application but also is capable of transferring excess power back to the local electrical grid. We believe that our fuel cell system expertise will continue to provide us with the ability to respond rapidly to market opportunities and technological changes in our industry.

     - MODULAR ARCHITECTURE DEPLOYABLE IN MULTIPLE MARKETS. We believe the versatility and scalability of our multi-application power and electrolyzer module technology is unique among our competitors. By versatility, we mean that our current power modules are particularly well suited to address diverse markets including off-road mobility, buses, materials handling, back-up and stationary power, portable military generators, vehicular auxiliary power units and a number of other applications. By scalability, we mean that our power and electrolyzer modules can be combined in series or in parallel to provide complete solutions for our customers' power and hydrogen requirements. By deploying our module architecture across a variety of applications we are able to be more cost-effective and efficient with our research and development activities and investments.

     - PROPRIETARY TECHNOLOGY. We believe we have proprietary technology across our product offerings. We have increased our patent portfolio to ten patents on our technology in the United States and Canada, and we have approximately 230 patent applications pending in a number of countries. We also believe that our access to two proven fuel cell stack technologies is unique among our competitors. The development of our own fuel cell stack, combined with our access to certain of General Motors' fuel cell stack technology, provides us with significant product and market flexibility. Our HyPM power modules have been built to accommodate either a Hydrogenics or a General Motors stack.

     - SUPERIOR TESTING CAPABILITIES. In addition to our expertise in the area of fuel cell testing, we have one of the largest fuel cell development and testing facilities in North America, which provides us with an advantage over our competitors. We are able to quickly and efficiently conduct comprehensive product testing and thereby quicken the development of our technology and the evaluation of our suppliers' technologies. This testing capability leads to rapid prototyping of our power and electrolyzer stack and module technology. Furthermore, the use of our own test equipment products provides valuable feedback to our test equipment product development process.

INDUSTRY OVERVIEW

     The search for sustainable energy sources and alternative low or zero emission energy technologies has grown in importance in recent years. Our business is premised on the belief that fuel cell technology, utilizing hydrogen as a fuel, offers a number of benefits:

     - IMPROVED ENERGY EFFICIENCY. Fuel cells produce power more efficiently than conventional power systems, such as the internal combustion engine. According to industry sources, fuel cells are expected to have at least twice the energy conversion efficiencies of a conventional internal combustion engine.

     - ABUNDANT AND LOCALLY ACCESSIBLE HYDROGEN SUPPLY. Hydrogen is the most abundant element on the earth and can be extracted from water or fossil fuels. Subject to perfecting cost-efficient methods of hydrogen extraction, the potential supply is almost limitless. By contrast, the supply of fossil fuels is considered finite. Additionally, hydrogen can be generated from water through electrolysis, or from natural gas through reformation, making it a "synthetic fuel" accessible to most geographic locations, unlike oil, which is found only in certain geographic locations and must be transported from production regions to end users.

     - LOWER EMISSIONS. PEM fuel cells discharge zero or extremely low quantities of greenhouse gases into the atmosphere. Certain other technologies, such as internal combustion engines or high temperature fuel cells, are incapable of these low emissions levels.

     - NOISE REDUCTION. Fuel cell systems have few moving parts and the electrochemical conversion process is soundless. As a result, a fuel cell power generator or appliance is significantly quieter than an internal combustion engine.

     - DISTRIBUTED GENERATION. Fuel cells can generate electricity and heat locally, offering an advantage over centralized generation. A multiplicity of decentralized generators operating in parallel offer enhanced reliability and security compared to a centralized generator, which is more vulnerable to single point failure.

     Fuel cell industry participants and a number of governments are currently focusing on a wide range of applications for fuel cells that span the transportation, stationary power and portable power markets. As fuel cell technology evolves and related costs decrease through economies of scale and material science advancements, we believe that a significant market may develop for fuel cell powered products to meet the expanding global need for energy.

     In 2001, PricewaterhouseCoopers LLP was retained by Fuel Cells Canada to undertake an independent study of the economic rationale and direction for continued participation by Canadian governments in the fuel cell industry. The study sought to stimulate discussion about the future of the Canadian fuel cell industry, what it would take for Canadian companies to remain competitive and how government and industry can work together. The resulting June 2002 report by Fuel Cells Canada and PricewaterhouseCoopers LLP entitled "Fuel Cells -- The Opportunity for Canada" projected that global demand for fuel cells could reach $46 billion in 2011. The report further projected that if an annual growth rate of 50% is maintained to 2021, the market could exceed $2.6 trillion worldwide. We believe this information is useful in assessing our market opportunities. However, PricewaterhouseCoopers LLP did not undertake an independent evaluation of the fuel cell market. The fuel cell industry is rapidly evolving and information can quickly become outdated, and we cannot guarantee future results, levels of activity, performance or achievements or other future events.

     We believe that recent events related to energy security have served to illustrate the growing significance and the rising need for the commercial advancement of the fuel cell industry. In his 2003 State of the Union speech, President Bush articulated a goal of energy independence for the United States. To assist in advancing that goal, the U.S. Department of Energy stated that the United States government committed to spend more than $1 billion for the first five years of a long-term energy technology and infrastructure development program, including hydrogen powered automobiles. We believe governmental support of fuel cell and hydrogen fuel initiatives is increasing in other countries as well. The Japanese government provided over $175 million in support of fuel cell research and development and commercialization in 2002 and has announced that it expects its annual expenditure to exceed $240 million per year in future years, starting in 2003. The European Commission has also announced a plan to spend $2.1 billion from 2003 to 2006 on renewable energy -- mostly on hydrogen fuel technologies and fuel cells. Canada has increased funding for hydrogen fuel and fuel cell initiatives, with recent announcements of expenditures totalling approximately $135 million over five years.

     In addition to these stated commitments by individual countries, totalling $7 billion over the next five years, U.S. Energy Secretary, Spencer Abraham, has convened an international meeting of 15 energy ministers in Washington on November 20, 2003 to establish the International Partnership for a Hydrogen Economy, or IPHE. The IPHE is the first attempt at establishing a concerted international approach to the revision of energy policies within the most energy-dependent economies.

     In parallel to the announcement of this meeting, in September 2003, the Chicago Climate Exchange (CCX) began trading greenhouse gas emissions, providing an unprecedented opportunity for international voluntary participation in a global Climate Change Program that will be supplemental and complementary to the Kyoto Accord. Companies and governments will now be able to "buy" emissions credits from parties implementing energy technology, such as fuel cells, with low greenhouse gas emissions, thus engaging market forces in favor of sustainable energy sources. Similar trading initiatives have been announced in other parts of the world, notably Japan and in Europe, signalling an important trend that could fundamentally affect clean energy technologies and our sector.

     We believe that the recent funding announcements, governmental policies and legislation will continue to act as drivers for the emerging hydrogen economy in general, and for fuel cells in particular. The ability of fuel cells to penetrate commercial markets will also be driven by the following factors: increased demand for reliable, high-quality, secure energy sources and power; deregulation in the electricity market; international emissions trading; the desire for decreased dependence on foreign oil resources; operational benefits of fuel cells over more traditional sources of power; concerns regarding the environmental impact of current energy sources; and the increasing costs of extracting and transporting fossil fuels.

     Nevertheless, significant technical and logistical hurdles still impede the broad commercial application of fuel cell technology. For example:

     - current fuel cell technology does not yet have the proven reliability and durability of many existing alternative technologies in our target markets;

     - the high raw material and manufacturing costs currently associated with fuel cell production currently make it too expensive for many commercial applications in our target markets;

     - the integration of fuel cell systems into existing appliances and infrastructure may be difficult;

     - hydrogen, in a form that can be used by fuel cells, due to the lack of a hydrogen fuel cell infrastructure, is not as readily accessible as fuels such as gasoline and methanol; and

     - the costs of hydrocarbon fuels, such as natural gas, and electricity, which are used today to produce hydrogen for fuel cells, are rising, which may impede the growth of hydrogen-powered fuel cells as a cost-efficient alternative means of producing energy.

     Although hydrogen is not yet a fuel that is readily available to consumers in the marketplace, it has been produced for many years in significant quantities for industrial purposes using existing reliable technologies. Hydrogen can be produced using electrolysis, which uses electricity to break apart water into hydrogen and oxygen. Hydrogen can also be produced from hydrocarbon fuels such as natural gas, methanol, ethanol, coal or gasoline through a process known as reformation. While the use of fossil fuels to produce hydrogen does not result in zero emissions, reformation coupled with fuel cell technology is able to exploit the existing fuel infrastructure and still offers significant environmental improvements over traditional internal combustion engine systems.

ACQUISITION OF GREENLIGHT POWER TECHNOLOGIES, INC.

     On January 7, 2003, we acquired Greenlight, our principal competitor in the fuel cell test business, in a transaction valued at approximately $19 million, exclusive of expenses of approximately $1.1 million relating to the acquisition. This acquisition enabled us to solidify our position in the fuel cell testing business, while creating additional capacity and aligning dedicated resources to our emerging fuel cell power products business. This acquisition combined the number one and number two providers of fuel cell test equipment and testing services in North America and Europe and almost doubled the size of our test business. Assets acquired through the acquisition of Greenlight include Greenlight's manufacturing facility on leased premises in Burnaby, British Columbia and all of its intellectual property. Under the terms of the transaction, Greenlight shareholders received cash consideration of approximately $2.3 million and approximately 4.2 million of our common shares, representing approximately 8% of our then outstanding common shares. A portion of these common shares are subject to contractual restrictions on resale in Canada and are not yet freely tradeable in the United States. See "Shares Eligible for Future Sale".

     As part of the post-closing integration, we have combined the respective fuel cell test businesses of Hydrogenics and Greenlight and now operate this combined business under the Greenlight brand as the test equipment and services division of Hydrogenics, based in Burnaby, British Columbia. The consolidation of our test businesses into an independent operating division has allowed us to be better able to focus on the expansion of our rapidly growing fuel cell power products business in our facility in Mississauga, Ontario, Canada.

     Audited financial statements of Greenlight for the year ended December 31, 2002 have been included in this prospectus. Our unaudited interim financial statements for the nine months ended September 30, 2003, which are incorporated by reference in this short form prospectus, include the operating results of Greenlight from January 7, 2003.

PRODUCTS AND SERVICES

 FUEL CELL POWER PRODUCTS AND SERVICES

     We design and manufacture fuel cells, fuel cell power modules, hydrogen generation devices and integrated fuel cell systems, and provide system integration services. Our fuel cell power products unit is operated from our Mississauga, Ontario facility.

     FUEL CELL STACKS. Our fuel cell stack technology is suited to a wide range of power applications ranging from sub-kilowatt remote power to multi-kilowatt mobile, stationary and portable applications. The power densities of our current series offer high performance in a power range of 500 W to 25 kW. In addition to our own fuel cell stack program, we also have access to certain of General Motors' fuel cell

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

technology for use in certain applications. We believe our access to two proven fuel cell stack technologies provides us with significant product and market flexibility.

     FUEL CELL POWER MODULES. In the development of our proprietary power modules, we have integrated our fuel cell stacks with "balance of plant" subsystems and components to create fully integrated electrochemical generators that are suitable for integration into a wide range of applications spanning the stationary, mobile and portable power markets. Each power module runs on pure hydrogen and produces DC power. We market our power modules to OEMs and systems integrators under the trade name "HyPM" for incorporation into their products. Our latest design is a low profile, low pressure 10 kW power module. We have developed a 20 kW version and are also developing a 50 kW module. Our HyPM power modules have been designed to accommodate either a Hydrogenics or a General Motors fuel cell stack.

     HYDROGEN GENERATION DEVICES. We have developed devices to generate hydrogen as a fuel source. We have a proprietary line of electrolyzers which we incorporate into our regenerative fuel cell power systems, which are marketed under the trade names of HyUPS and HyPORT E. We have also developed our electrolyzer technology as a stand-alone product for hydrogen generation. This stand-alone electrolyzer product is marketed under the trade name of HyLYZER. Our standalone electrolyzer device is capable of supplying hydrogen for up to 50 kW of fuel cell power. In addition, we have developed a hydrogen generation device using our proprietary chemical hydride technology and have incorporated this into an integrated system, which is marketed under the trade name of HyPORT C.

     While we have developed our own proprietary line of electrolyzers, we have chosen to purchase reformers from third parties for integration into certain of our stationary power products. Our HySTAT energy station, described below, contains a reformer, or fuel processor, that is capable of supplying hydrogen fuel for up to 50 kW of fuel cell power. Under a joint development agreement with Johnson Matthey, we developed a fully integrated fuel processor system that incorporates Johnson Matthey's proprietary fuel processing technology and our integrated system controls and balance of plant subsystems. We also designed and manufactured an integrated natural gas reformer for ChevronTexaco, which they market under the brand name HALIAS.

     INTEGRATED FUEL CELL SYSTEMS. We have developed portable and stationary fuel cell power generation systems, on a per order basis, as a complete power generation solution for the end user. To date we have designed integrated fuel cell systems for use in a range of applications:

                        HYPORT C                HYPORT E                HYUPS                   HYSTAT
                        --------                --------                -----                   ------
Power Specification...  Up to 500 W             Up to 5 kW              10-25 kW                50 kW

Uses..................  Portable device for     Portable device         Alternative to diesel   Stationary power
                        use in remote           particularly suited to  generators and battery  generator that can
                        locations (e.g.         vehicles (e.g. can be   banks to provide power  provide peak shaving
                        military field          used to power on board  for critical backup     power generation and
                        operations).            and off-board           applications (e.g.      hydrogen refuelling
                                                electrical loads).      cellular towers).       for vehicles. It is
                                                                                                capable of producing
                                                                                                enough electricity to
                                                                                                meet the needs of
                                                                                                10-15 average homes.

Features..............  Produces its own        Produces its own        Produces its own        A refueler system
                        hydrogen to meet        hydrogen through        hydrogen fuel from      produces the hydrogen
                        electrical load demand  integration with an     water using an          fuel for the HySTAT
                        by mixing chemical      electrolyzer which      integrated              fuel cells and it also
                        hydride with water.     uses power from a       electrolyzer module.    supplies hydrogen to
                                                vehicles alternator                             an adjacent hydrogen
                                                while the vehicle is                            dispenser for vehicle
                                                running to generate                             refuelling through an
                                                hydrogen. The fuel                              integrated natural gas
                                                cell can then be run                            reformer.
                                                using the stored
                                                hydrogen after the
                                                vehicle's engine is
                                                turned off.

     SYSTEM INTEGRATION AND ENGINEERING SERVICES. We have gained substantial expertise in fuel cell operating systems through our work on the design and assembly of fuel cell test stations. This expertise is in demand by fuel cell developers that require a third party to integrate their technology into an operational system and ultimately a power product. To this end, we provide system integration services to select customers. These services include engineering, design, prototyping, testing, contract manufacturing and project management. The ownership of intellectual property that arises from these relationships is determined on a case-by-case basis.

     In December 2001, we entered into a contract to supply General Motors with engineering support and related services at a General Motors fuel cell research facility in Honeyoye Falls, New York. A two year contract extension was signed on March 31, 2003. Under the terms of this contract we supply ongoing engineering, technical, testing, design and administrative support to General Motors' fuel cell development efforts at its Honeyoye Falls development center.

  FUEL CELL TEST AND DIAGNOSTIC EQUIPMENT AND TESTING SERVICES

     FUEL CELL TEST EQUIPMENT. In order to perform testing and diagnostic functions, our test stations provide the necessary balance of plant components and subsystems to simulate, monitor and control key parameters of a fuel cell such as power load, temperature, pressure, humidity and potential contaminants. Our test stations measure the effect of these variables on fuel cell performance and provide real-time data to our customers' development programs.

     Our current product line includes test stations for fuel cell stacks, components, fuel reformers, electrolyzers and fuel cell systems. Our commercially available test stations are used in testing stationary, portable and mobile fuel cell applications in the PEM, molten carbonate and solid oxide chemistries. The test stations are built with proprietary software and advanced safety features, which permit unattended automated operation. The software controls, alters and monitors:

     - gas flow rates -- higher gas flow rates result in higher power output;

     - pressure -- increasing pressure achieves higher power output;

     - individual cells -- the testing and monitoring of individual cells within a stack to validate each cell and quickly locate problems in stack performance;

     - temperature -- a temperature that is too high threatens to evaporate water in the fuel cell, creating "dry" or sub-optimal operating conditions; and

     - humidity -- fuel cells operate best when they are humidified or moist; however, over- or under-humidification can impair performance; humidification testing helps to identify the optimal operating humidity and therefore optimizes the fuel cell's performance.

     We market our automated test stations under the trade name FCATS. Our FCATS product line covers fuel cell stack testing from 2 kW to 120 kW, which we believe covers the power range for most PEM fuel cell stacks currently in development. We also manufacture a smaller, more economical FCATS Screener model, which is an industrial-grade test station with a variety of features for testing single fuel cells. In addition, we provide custom design and manufacturing of test stations to meet specific customer needs. FCATS test stations are designed to keep pace with current manufacturing requirements as fuel cell commercialization progresses from the research and development stage to prototype production and potentially to mass production.

     DIAGNOSTIC EQUIPMENT. Our diagnostic modules measure the electrical performance of fuel cells and fuel cell stacks using automated, real-time non-invasive techniques. They are divided into two functional categories: measurement and monitoring of a fuel cell's internal resistance (electrical efficiency) and measurement and monitoring of a fuel cell's DC voltage. Our first diagnostics product was marketed under the trade name IMPACT. This module can be sold as a stand-alone unit or integrated as an option in our test stations. The IMPACT module utilizes an AC impedance measurement technique to determine the electrical efficiency of a fuel cell stack, which allows developers to characterize the internal components of fuel cells and to optimize a fuel cell stack for rigorous practical applications. We also offer a diagnostics module marketed under the trade name FCVM. This module measures DC voltages in real time to identify the performance of individual fuel cells within a fuel cell stack. The FCVM module can also be integrated as an option in our test stations as well as our fuel cell power modules. Further diagnostic devices are in product development stages.

     TESTING SERVICES. We offer a full range of testing services as a cost-effective solution for customers who wish to initiate a test program through an outside supplier. Through our testing services, we are able to offer our customers rapid implementation, improved productivity, lowered financial risk and independent test validation.

HOW A FUEL CELL WORKS

     A fuel cell is a device that converts chemical energy from hydrogen and oxygen into electrical energy and produces an electrical current. It is similar to a battery in that it has an anode and a cathode. However, a battery is only capable of storing power, whereas the fuel cell can generate it, so long as hydrogen, the fuel, is being supplied. As such, the fuel cell system also has similarities to an internal combustion engine, except that it operates very efficiently at low temperatures and with minimal moving parts. In the process of electrochemical conversion to create electricity, the only by-products of the fuel cell are water and heat.

     To produce a usable amount of electricity, multiple fuel cells must be combined into a fuel cell stack. The stack is essentially an assembly of fuel cells, designed to produce a sufficient quantity of electricity to power an appliance or engine. The electricity generated can be increased or decreased by altering the number and size of cells in the stack.

     Producing electrical power for a working application, such as an engine or an appliance, requires much more than just the fuel cell stack. A fuel cell system is comprised of three major sets of components: a hydrogen source; a fuel cell or stack of fuel cells; and the necessary balance of plant subsystems to regulate the flow of gas and pressure and the level of power transferred from the fuel cell. In the case of a regenerative fuel cell system, discussed elsewhere in greater detail, there is a fourth component, a hydrogen generation device, typically an electrolyzer. Without this supportive operating system, the fuel cell stack cannot produce usable power. The successful integration of an entire fuel cell system is critical to achieving the desired power performance. The collective components and subsystems of a fuel cell system, other than the fuel cell stack, are known in our industry as the "balance of plant" of a fuel cell system.

     Fuel cells operate on hydrogen. Hydrogen can be produced using electrolysis, a process that uses electricity to break apart water into its constituent parts: hydrogen and oxygen. Hydrogen can also be produced by reforming a hydrocarbon fuel such as natural gas, methanol, ethanol, coal or gasoline.

SALES AND MARKETING

  FUEL CELL POWER PRODUCTS AND SERVICES

     Our sales and marketing efforts for our fuel cell power products are currently focused on the premium power market, consisting primarily of customers in the research, military, aerospace and backup power segments, that we view as the likely early adopters of fuel cell power products. We believe that these market segments are more likely to be early adopters based on the benefits that fuel cell power technology offers notwithstanding the high cost of fuel cells relative to conventional means of generating power. In addition, the customers in this market generally possess a high degree of technical sophistication allowing us to develop a close collaborative relationship to tailor our products to their specific requirements and applications.

  FUEL CELL TEST AND DIAGNOSTIC EQUIPMENT

     We currently sell our test stations to automotive companies, fuel cell developers, component suppliers and government agencies. Our marketing efforts are global in scope and we have current plans to establish sales and service offices in strategic locations around the world. In addition to distributorship arrangements in Japan and Korea, we have established an Asia-Pacific regional office in Tokyo with a manager and five service and after-sales personnel. We have established our presence in Europe through our office in Germany that was acquired in the EnKat acquisition. Our sales force is primarily organized by region for our test station line of products, and by product line for our fuel cell system products. Our direct sales force for fuel cell test and diagnostic equipment currently consists of 16 employees based in Canada, Germany and Japan. We plan to expand our sales staff to cover our growing markets.

MANUFACTURING

     We assemble and test our fuel cell testing products at the facilities of our wholly-owned subsidiary, Greenlight, in Burnaby, British Columbia. We assemble and test our fuel cell power products at our headquarters in Mississauga, Ontario. Most of our fuel cell power products are currently in a pre-commercialization phase and are therefore manufactured in very limited quantities. On occasion, we outsource some of the manufacturing that we require to local manufacturers who produce prototype components to our specifications. We also outsource the production of components such as steel frames and enclosures used in the production of certain of our power products to third party manufacturers. We believe that this practice allows us to manage our capital costs and to focus on our core business. We are dependent upon third party suppliers for certain key materials and components for our products. We believe that we have sufficient sources and supply of our key materials and key components, and to date, the pricing of our key materials and components has been stable.

STRATEGIC RELATIONSHIPS AND DEVELOPMENT PROGRAMS

     In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology into global commercial markets. This alliance includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. During the first nine months of 2003, revenue from General Motors accounted for approximately 29% of our total revenue. In 2002, we celebrated the one-year anniversary of our relationship with General Motors with the successful demonstration of our regenerative fuel cell auxiliary power unit on a General Motors hybrid-diesel truck developed for the U.S. military. Our partnership with General Motors positions us in what we anticipate will eventually become the largest market for fuel cell applications. See "Alliance with General Motors Corporation."

     In April 2002, we entered into an agreement with Dow Corning to jointly commercialize our "Seal-in-Place" technology, an innovative method of cost-effectively sealing fuel cell stacks, electrolyzers and MEA's. We share jointly in the intellectual property rights resulting from this agreement. Under the agreement, the parties jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to Seal-in-Place sealing and sealing materials for fuel cell and electrolyzer assemblies conceived or made under the agreement.

     In August 2002, we launched a new development effort with John Deere that culminated in the delivery of an innovative power module that was used to power a John Deere commercial work vehicle. We are currently working on additional projects with John Deere to extend our power modules to additional John Deere applications.

     In April 2002, we entered into an agreement with Johnson Matthey to collaborate on the development of a natural gas reformer based on Johnson Matthey's fuel processor technology. We will continue to seek strategic relationships that help us bring our products and technologies to market quickly and cost-effectively.

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

CUSTOMERS

     The following is a list of customers that each have accounted for at least $100,000 in revenues since 2000:

3M Company                                         Hyundai Motor Company
Adam Opel AG                                       IMRA America, Inc.
AeroVironment Inc.                                 Industrial Technology Research Institute
Asia Pacific Fuel Cell Technologies, Ltd.            (Taiwan)
Ballard Power Systems Inc.                         UTC Fuel Cells
ChevronTexaco Corporation                          Johnson Matthey plc
Dalian Institute of Applied Technology             Morganite Special Carbons Ltd.
Deere & Company                                    Plug Power Inc.
Delphi Automotive Systems Inc.                     PSA Peugeot Citroen
Department of National Defence (Canada)            QuestAir Technologies, Inc.
DuPont Canada Inc.                                 Radian Inc.
E. I. du Pont de Nemours and Company               Sartorius AG
Engelhard Corporation                              United Technologies Corporation
European Community                                 U.S. Army Tank-automotive and Armaments
European Fuel Cell Group Ltd.                        Command
Gas Technologies Institute                         Toyota Tsusho Corporation
General Hydrogen Corporation                       Volvo Group
General Motors Corporation                         Zentrum fur Sonnenenergie-und
Government of Canada                                 Wasserstoff-Forschung
High Technology Development Corporation

GOVERNMENT SPONSORED INITIATIVES

     We believe that government and industry demonstration initiatives provide premier opportunities to showcase the capabilities of our power product portfolio. Technology demonstrations often result in the identification of potential customers and strategic partners, give rise to important technical learning and/or educate future stakeholders. Typically, when we enter into agreements with either the Canadian or U.S. government, that government receives the right to be paid royalties and also receives a non-exclusive license on any intellectual property created during the term of the project or agreement which allows it to use or to sublicense the resulting intellectual property rights. Certain of these agreements allow the applicable government additional rights to the resulting intellectual property if it believes that we are not exploiting the technology in the manner agreed.

     Currently we are participating in the following government grants and development programs:

          IdaTech. On October 22, 2003, we entered into to an agreement with IdaTech LLC, the fuel cell subsidiary of IDACORP, Inc. to develop a 50 kW fuel cell system that can serve as an independent energy source for large facilities such as hotels, hospitals and office buildings. This project is partially funded by the United States Department of Energy. The fully integrated PEM fuel cell system will combine IdaTech's patented multi-fuel fuel processing technology with a Hydrogenics fuel cell power module and will deliver both electricity and thermal energy to building systems. Additional applications include multi-family dwellings, prison systems, hospital/medical care facilities and defense market applications.

          SDTC. On October 21, 2003, we were approved by Sustainable Development Technology Canada (SDTC) to lead a consortium of technology and end-user partners to develop, demonstrate and pre-commercialize fuel cell-powered forklifts. The project aims to demonstrate a number of value propositions for this potentially early-adopting market. The consortium members include Deere & Company, FedEx Canada, General Motors of Canada, HERA Hydrogen Storage Systems, NACCO Materials Handling Group and the City of Toronto. SDTC is an independent agency that administers

     Canadian Government funding for climate change solutions. The contractual terms of these arrangements are pending final negotiations.

          HTDC. On July 24, 2003, we entered into a contract with the High Technology Development Corporation (HTDC) in Hawaii to provide HyPM power modules for a 30-foot fuel cell hybrid bus. This initiative is being funded by the U.S. Air Force to evaluate advanced ground transportation technologies. Under the terms of the contract, we will supply a fully integrated 20 kW fuel cell power system.

          City of Toronto. On April 15, 2003, the Toronto City Council approved a three-year project in which the city's Energy Efficiency Office and Fleet Services Division, in partnership with us and Exhibition Place, will demonstrate, in three phases, the ability of fuel cell technology to provide mobile and stationary power without harmful emissions. In phase one, our 50 kW HySTAT energy station demonstrated "peak shaving" by supplying power to the Exhibition grounds during periods of high electricity consumption when power is more expensive to buy. During phase one, we also operated a fuel cell-powered John Deere commercial work vehicle to demonstrate how fuel cell technology can deliver quiet, zero emissions power to vehicles. This vehicle was developed in conjunction with John Deere's ePower Technology group using our HyPM power modules. During phase one, the HySTAT unit was also used to refuel the John Deere commercial work vehicle. In phase two, the HySTAT unit will continuously generate the electricity required at the National Trade Center to demonstrate its ability to supply continuous, or primary, power. In phase three, we plan to integrate our electrolyzer technology with a renewable energy source to make hydrogen for vehicle refuelling. The final phase will also aim to demonstrate our V2G technology. The three phases of demonstration will allow the public to learn about hydrogen and fuel cells as the energy of the future in a hands-on setting.

          Government of Canada. In the fourth quarter of 2002, we entered into a contribution agreement with the Government of Canada, pursuant to which the Government of Canada, through the Efficiency and Alternative Energy Program and Natural Resources Canada, or NRCan, will support the integration of our power module technology into a next-generation fuel cell-powered transit bus. In the current phase of the project, the Government of Canada will contribute Cdn. $2.0 million towards the project which is scheduled for completion in March 2004. The balance of the Cdn. $5.75 million project, comprised of material costs and labor and other in-kind contributions, will be contributed by us and other project partners. We expect a second phase of the project, with additional funding, to commence immediately upon completion of phase one. We expect that the project will be completed by March 2005.

          NRCan. On January 10, 2001, we entered into a two-year contribution agreement with NRCan and the Climate Change Action Fund relating to the development of a stationary fuel cell system capable of generating power for use in multi-dwelling clusters and small commercial buildings. The agreement was subsequently amended on April 11, 2001. The agreement has resulted in the development of our HySTAT system, a 50 kW stationary power generator complete with an integrated natural gas reformer and hydrogen storage. The total cost of the project has been approximately Cdn $6.0 million, of which the Government of Canada has contributed Cdn. $2.0 million: Cdn. $1.6 million from the Technology Early Action Measures, or TEAM, a component of the Climate Change Action Fund, and Cdn. $400,000 from NRCan. We have contributed the balance of the cost, which is comprised of material costs, labor and other in-kind contributions. The HySTAT was demonstrated in August 2003 at the Canadian National Exhibition as part of our three-year initiative with the City of Toronto and Exhibition Place. We expect to continue to make improvements to the HySTAT in our efforts to develop a commercial product line based on this technology.

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

RESEARCH AND DEVELOPMENT

     Our research and development activities are conducted internally at our facilities in Mississagua, Ontario and Burnaby, British Columbia by a research and development staff consisting of approximately 50 full time employees. We direct our research and development initiatives towards development of integrated fuel cell systems rather than to the individual components and materials that comprise a fuel cell system. We actively encourage and assist our suppliers to develop materials and individual components of a fuel cell system. For example, in the production of our power modules, we rely on numerous suppliers to develop component parts such as MEAs, bi-polar plates, wiring harnesses, blowers and power conditioning components and thereby avoid the costs associated with internally developing these components. We believe this strategy allows us to efficiently deploy our capital by leveraging the research and development efforts of our component suppliers.

     As a result of this strategy, one of our key research and development initiatives is the development of a line of fuel cell power modules across a power range of 500 watts to 50 kW which we believe will provide a modular and scalable building block for future power products, as well as for OEM customers. Since 2001, our power module development team has developed four distinct generations of fully integrated "plug and play" HyPM power modules, ranging in size from 10 to 25 kW.

     Our most recent development efforts resulted in our HyPM 10 which was released in November 2003. Although now in production, we expect ongoing development of our HyPM power module technology. HyPM power modules have been designed to be adaptable to a wide variety of commercial applications without major modifications. The primary focus of our research and development efforts on power modules is on cost reduction, system simplification, durability, controls and manufacturability.

     Hydrogen generation is also a focus of our research and development program. We have been developing our PEM electrolyzer technology for several years. In 2003, we initiated the development of stand-alone PEM electrolyzer modules that we market and sell under the name HyLYZER. We also incorporate our electrolyzer technology in our proprietary regenerative systems. In addition, we are integrating reformer technology into our products but our strategy is to work with reformer suppliers rather than develop the technology ourselves.

     We also dedicate research and development resources to the development of standalone PEM fuel cell power generating systems, initially targeting premium power applications for which fuel cell power provides a solution to specific power requirements. Examples of these systems include our HyPORT-E regenerative Auxiliary Power Unit (APU), which is comprised of a fuel cell power module, a PEM electrolyzer module and a metal hydride hydrogen storage module. This product was developed under contract with the U.S. military and was subsequently unveiled in a General Motors hybrid-diesel truck in January 2003. Our development team is currently working on a more compact second generation HyPORT-E unit. In August 2003, we demonstrated a 50 kW HySTAT stationary power generator complete with an integrated natural gas reformer and refueler. This product was developed over the past three years with funding support from Natural Resources Canada. We have not yet begun to manufacture commercial fuel cell systems in significant quantities.

     The development of fuel cell diagnostics tools is also a key focus of our research and development program. These diagnostics tools have direct applications to both our fuel cell test system business, as available options for our test station customers, and to our power product development program as imbedded "windows" into the performance of fuel cells that are integrated into a functional system.

     Our core stack technology continues to be research and development intensive with emphasis on the testing of new materials, manufacturing techniques and cost reduction.

INTELLECTUAL PROPERTY

     We believe that an active policy of protecting intellectual property is an important component of our strategy of becoming a leader in the commercialization of fuel cell and hydrogen related products and technologies. We rely on a combination of patent, copyright, trademark, trade secret and contract laws, as well as international treaties, to protect our proprietary rights to our intellectual property which includes technical know-how, designs, special materials, manufacturing techniques, test equipment and procedures for fuel cells, fuel cell components and fuel cell systems. Most of our products have been delivered to customers pursuant to confidentiality agreements, which restrict the recipient from reverse engineering such products.

     We typically retain sole ownership of the intellectual property we develop on our own. However, our strategic alliance with General Motors and contractual relationships with some other companies provide for shared intellectual property rights in certain situations. As part of the agreement with General Motors, we have a non-exclusive, royalty-free license to use certain of General Motors proprietary fuel cell stack intellectual property in certain applications and markets. We have these rights in perpetuity, including subsequent improvements to the licensed technology. Our agreement with Dow Corning to jointly commercialize our "Seal-in-Place" technology provides for certain shared intellectual property rights. Under the agreement, we and Dow Corning jointly own a U.S. patent application, together with all inventions falling within the description of such patent application specific to Seal-in-Place sealing and sealing materials, for fuel cell and electrolyzer assemblies conceived or made under the agreement. In addition, our joint development agreement with Johnson Matthey provides for certain shared intellectual property rights. Under the agreement, we and Johnson Matthey have granted each other a non-exclusive, irrevocable, global, royalty-free license to the patents and technology owned by the inventing party and also the right to sublicense such patents and technology in order to further the parties' work on the balance of plant system for Johnson Matthey's fuel processor reactors. Additionally, all inventions conceived in the course of work performed under the agreement and made jointly by both parties will be owned jointly by both parties. When the agreement is terminated, the licenses continue to the extent needed to allow the parties to use the jointly owned patents and technology invented under the agreement.

     We have been granted ten patents on our technology in the United States and Canada. We currently have approximately 230 patent applications pending worldwide representing over 100 separate inventions.

COMPETITION

     We expect to compete against current conventional technologies, other fuel cell developers and other alternative power sources in all of our targeted markets. In the fuel cell industry, we expect to compete in the fuel cell products, hydrogen generation and fuel cell automated test station markets.

  FUEL CELL TEST STATIONS

     In the fuel cell automated test station market, we compete primarily on the basis of product features, performance, reliability, price and access to service. A number of companies currently manufacture fuel cell automated test stations. These companies include Emprise Corporation, Chino Corp., ElectroChem, Inc., Lynntech, Inc. and Teledyne Energy Systems, Inc. In addition to the companies which currently manufacture test stations, most large fuel cell developers and original equipment manufacturers have some degree of internal test station development.

  POWER PRODUCTS AND HYDROGEN GENERATION

     In the commercial production of fuel cell systems and subsystems and the provision of systems integration services, we expect to compete with companies who currently have fuel cell and fuel cell system development programs. We expect to compete on the basis of product flexibility, performance, product reliability and price. Companies involved in fuel cell development programs include Ballard Power Systems Inc., United Technologies Corporation, Analytic Power Corporation, DeNora spa, Energy Partners, Inc., Honda Motor Co. Ltd., Plug Power Inc., Toshiba Corporation, Toyota Motor Corporation, Giner, Inc., Quantum Technologies Inc. and Distributed Energy Systems Inc. Companies with programs for fuel cells other than PEM fuel cells include Fuel Cell Energy Inc., Fuji Electric Co., Ltd., Global Thermoelectric Inc., Hitachi, Ltd. and United Technologies Corporation. Certain of our competitors have announced corporate alliances with major vehicle manufacturers such as Daimler-Chrysler, Honda and Ford.

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

     In addition, the following companies are involved in hydrogen generation:
Praxair, Inc., Air Liquide Group, Linde AG, BOC Group, Air Products and Chemicals, Inc., Stuart Energy Systems Corporation, Distributed Energy Systems Inc. and a number of large multinational oil and gas companies.

BACKLOG

     As of November 6, 2003, the backlog of confirmed orders for our products and services was approximately $17.5 million. We include only signed purchase orders in our backlog.

EMPLOYEES

     We have approximately 250 full-time employees. Approximately 100 of our employees are professional staff, including engineers, scientists, and other professionals. We believe that our ability to attract and retain qualified personnel is critical to our success and the achievement of our business plan. None of our employees are represented by a collective bargaining agreement. We believe that our relations with our employees are good.

ORGANIZATIONAL STRUCTURE

     We have five wholly-owned subsidiaries: Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware), Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario), Hydrogenics GmbH and EnKat GmbH, wholly owned by Hydrogenics GmbH, (each incorporated under the laws of Germany) and Greenlight Power Technologies, Inc. (incorporated under the laws of Canada).

PROPERTY, PLANT AND EQUIPMENT

     Our executive offices are located in Mississauga, Ontario, Canada. Our main activities at this facility are the manufacture, research and development of our fuel cell power products. On January 7, 2003, we acquired all of the issued and outstanding common shares of Greenlight Power Technologies, Inc. and the lease on Greenlight's 54,000 square foot headquarters and testing services facility in Burnaby, British Columbia. We use this facility to develop and manufacture our test and diagnostic products.

     In July 2000, we opened a sales office in Japan. This office coordinates our sales, service and marketing efforts in the Asia-Pacific region.

     We currently lease manufacturing, research and development and general office facilities in the locations set forth below:

                                                                          SQUARE
LOCATION                            PRINCIPAL USE                         FOOTAGE   LEASE EXPIRY DATE
--------                            -------------                         -------   -----------------
Mississauga, Ontario..............  Corporate offices, manufacturing,     96,000      August 31, 2005
                                    research and development and
                                    testing services
Burnaby, British Columbia.........  Corporate offices and testing         54,000    December 31, 2004
                                    services
Gelsenkirchen, Germany............  Sales and marketing, manufacturing     6,000    November 30, 2005
Tokyo, Japan......................  Sales and marketing offices            1,000         May 27, 2005

     We believe that our facilities are presently adequate for our operations and that we will be able to maintain suitable space needed on commercially reasonable terms.

LEGAL PROCEEDINGS

     We are not currently party to any material proceedings.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information with respect to our executive officers and directors as of the date of this short form prospectus:

NAME                                     AGE   POSITION
----                                     ---   --------
Pierre Rivard..........................  47    President, Chief Executive Officer and Director
Norman M. Seagram(1)(2)(3).............  69    Chairman of the Board of Directors
Boyd J. Taylor.........................  43    Vice President, Business Development, Sales and
                                               Marketing and Director
Joseph Cargnelli.......................  33    Chief Technology Officer and Director
Gary Brandt............................  45    Chief Financial Officer
Dr. Ravi B. Gopal......................  42    Vice President Systems and Applications Engineering
Don J. Morrison(2).....................  43    Director
Donald J. Lowry(2)(3)..................  51    Director
Wesley Twiss(1)(2).....................  58    Director
Frank Colvin...........................  61    Director
Charley Pappas.........................  45    Vice President, Infrastructure Applications
James Sardo(1)(3)......................  60    Director
Jonathan Lundy.........................  40    Vice President General Counsel and Corporate
                                               Secretary

---------------

(1) Member of the Human Resources and Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Nomination and Corporate Governance Committee

     PIERRE RIVARD is one of our founders and has served as our President and a director since the inception of our fuel cell related business in August 1995. Mr. Rivard has served as our Chief Executive Officer since July 2000. From June 1994 to July 1995, Mr. Rivard served as a research engineer at the University of Toronto with the Department of Mechanical Engineering. Mr. Rivard earned a Master's degree in Mechanical Engineering from the University of Toronto, a Master's degree in Business Administration from the University of Western Ontario, and a Bachelor's degree in Mechanical Engineering from the Royal Military College of Canada. Mr. Rivard resides in Toronto, Ontario.

     NORMAN M. SEAGRAM was elected Chairman of our board of directors in July 2000. Mr. Seagram was President of Sportsco International LP from February 2001 to March 2003. From September 1996 to May 1997, Mr. Seagram was President and Chief Executive Officer of Molson Inc., a brewery, sports and entertainment company that he had previously served for 24 years in a variety of senior management positions. From October 1992 to August 1996, Mr. Seagram was Chairman and Chief Executive Officer of Air Liquide Canada, Inc., a producer of industrial gases. Mr. Seagram is currently President of the Badminton & Racquet Club of Toronto and sits as a director on the boards of the Toronto Symphony Foundation, the Harbourfront Centre Foundation and the Canadian Foundation of International Management. Mr. Seagram also is a trustee of Trinity College School and serves on the International Advisory Council of INSEAD, France, and on the advisory boards of Exclamation International Inc. and the Faculty of Applied Science and Engineering, University of Toronto. Mr. Seagram resides in Toronto, Ontario.

     BOYD J. TAYLOR is one of our founders and has served as a director since January 1996. Mr. Taylor served as our Secretary from January 1996 until July 1999 and was appointed as our Vice President, Sales and Marketing in July 2000. His title was changed to Vice President, Business Development, Sales and Marketing in April 2003. From January 1993 to September 1995, Mr. Taylor was Manager of Sales and Marketing of Aquatic Telemetry Systems at Lotek Engineering Inc., a manufacturer of terrestrial and aquatic telemetry systems. Mr. Taylor earned a Bachelor's degree in Electrical Engineering from Memorial University. Mr. Taylor resides in Oakville, Ontario.

     JOSEPH CARGNELLI is one of our founders and has served as a director since January 1996. Mr. Cargnelli served as our Treasurer from January 1996 until July 2000. Mr. Cargnelli was appointed as our Vice President Technology in July 2000. His title was changed to Chief Technology Officer in April 2003. Mr. Cargnelli earned both a Masters of Applied Science degree in Mechanical Engineering and a Bachelor of Applied Science degree in Mechanical Engineering from the University of Toronto. From April 1992 to April 1993, Mr. Cargnelli served as a Research Engineer with the Laboratory of Advanced Concepts in Energy Conversion Inc., a laboratory engaged in the research, development and demonstration of alkaline fuel cells and hydrogen storage methods. Mr. Cargnelli resides in Toronto, Ontario.

     GARY BRANDT joined us in October 2001 as our Chief Financial Officer. From 2000 to 2001, Mr. Brandt was Chief Financial Officer with @Link Networks, Inc. From 1996 to 2000, Mr. Brandt was Vice President, Investor Relations with WorldCom Inc., and from 1994 to 1996 was Vice President, Investor Relations with MFS Communications Company, Inc., which was acquired by WorldCom Inc. in 1996. From 1985 to 1994, Mr. Brandt held various senior finance positions with Northern Telecom. Mr. Brandt earned a Bachelors of Commerce degree from Queen's University and a Master's degree in Business Administration from York University. Mr. Brandt resides in Toronto, Ontario.

     DR. RAVI B. GOPAL joined us in May 1998 and was appointed Vice President of Engineering, Electronics and Controls in June 1999. His title was changed to Vice President Systems and Applications Engineering in November 2001. Dr. Gopal was employed by the University of Quebec, Trois-Rivieres as a Post-Doctoral Fellow from October 1991 to May 1994, a Research Associate from June 1994 to May 1998 and as a member of the teaching faculty from January to May 1998. Dr. Gopal received his Ph.D. from the Indian Institute of Science. Dr. Gopal resides in Oakville, Ontario.

     DON J. MORRISON joined our board of directors in September 2000. Don Morrison is Senior Portfolio Manager at Ontario Municipal Employees Retirement System (OMERS). Mr. Morrison has previously served as Senior Vice President, Investments, at Working Ventures Canadian Fund Inc. and as Principal in the Financial Advisory Services Group of PricewaterhouseCoopers LLP. Mr. Morrison is a Chartered Accountant. Mr. Morrison was originally appointed to our board by Working Ventures in accordance with the terms of our Amended and Restated Unanimous Shareholders' Agreement, which expired upon completion of our initial public offering. Mr. Morrison resides in Toronto, Ontario.

     DONALD J. LOWRY joined our board of directors in July 2000. Since February 1998, Mr. Lowry has been President and Chief Executive Officer of EPCOR Utilities Inc., an essential services utility. From May 1997 to January 1998, Mr. Lowry served as Chairman of Alta Telecom Inc., a telecommunications company. From March 1993 to May 1997, Mr. Lowry served as President and Chief Operating Officer of Telus Communications Inc., a telecommunications company. Mr. Lowry resides in Edmonton, Alberta.

     JAMES SARDO joined our board of directors in May 2003. He currently is a director of GDI Global Data Inc. and Royal Group Technologies. Mr. Sardo is also a trustee of Custom Income Fund and UE Waterheater Income Fund. Mr. Sardo was President, Canadian operations, of Moore Corporation Limited, from 1999 to 2001 and President and Chief Executive Officer of SMK Speedy International, from 1997 to 1999. Prior to 1997, Mr. Sardo held the Chief Executive Officer positions at SNE, Inc. and Amre Inc. in the United States and the position of Chairman and Chief Executive Officer of Firestone Canada Inc. Mr. Sardo is a member of the Institute of Corporate Directors. Mr. Sardo resides in Mississauga, Ontario.

     CHARLEY PAPPAS joined us in April 2000 as our Director of Engineering Operations and was appointed Vice President of Operations in September 2000. His title was changed to Vice President, Infrastructure Applications in April 2003. From October 1992 to April 2000, Mr. Pappas was employed with The Electrolyzer Corporation Limited, a manufacturer of hydrogen generators, where he served as Senior Design Engineer from 1992 to 1994, and Vice-President of Engineering from 1994 to 1999. From 1991 to 1992, Mr. Pappas was President and Project Manager with Phalanx Engineering Inc., an engineering consultant to the industrial gas business. From 1981 to 1991, Mr. Pappas was employed by Union Carbide Canada Limited in a number of positions. Mr. Pappas is a Member of the Professional Engineers of Ontario and resides in Scarborough, Ontario.

     WESLEY TWISS joined our board of directors in February 2003. Mr. Twiss has over 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. Mr. Twiss was the Executive Vice President and Chief Financial Officer for PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. Mr. Twiss is a director of Canadian Oil Sands Limited and a trustee of KeySpan Facilities Commercial Trust and Enbridge Commercial Trust. Mr. Twiss resides in Calgary, Alberta.

     FRANK COLVIN joined our board of directors in November 2001. In February 2003, Mr. Colvin retired as Vice President of Fuel Cell Activities, General Motors. Prior to holding that position, Mr. Colvin held numerous senior positions at General Motors, including, most recently, Vice President of Engineering, General Motors Europe. Mr. Colvin was selected to join our board of directors by General Motors in connection with our strategic alliance with General Motors. Mr. Colvin resides in Saint Clair Shores, Michigan.

     JONATHAN LUNDY joined us in October 2000 as our Vice President Corporate Affairs and Corporate Secretary. His title was changed to Vice President, General Counsel and Corporate Secretary in April 2003. From August 1998 to October 2000 Mr. Lundy was employed at Osler, Hoskin & Harcourt LLP where he practised corporate and securities law. From May 1996 to August 1998 Mr. Lundy was employed with Heenan Blaikie where he practised corporate law. Mr. Lundy earned a Bachelor of Laws degree and a Bachelor of Arts degree from the University of Western Ontario. Mr. Lundy is a member of the Law Society of Upper Canada. Mr. Lundy resides in Oakville, Ontario.

                              CORPORATE GOVERNANCE

     On June 20, 2003, we announced that our board of directors has approved and adopted various new or revised corporate governance practices following a comprehensive review of our corporate governance undertaken in 2002. Our board understands that strong governance frameworks are critical not only to ensure organizational compliance and effectiveness, but increasingly to meet capital market expectations. These new and revised corporate governance practices were developed and implemented in order to comply with the Proposed Toronto Stock Exchange Disclosure and Continued Listing Requirements and Guidelines and other Canadian securities legislation as well as the Nasdaq National Market Proposed Corporate Governance Listing Standards, the Sarbanes-Oxley Act of 2002 and other applicable U.S. securities legislation.

     In accordance with the adopted practices, our board of directors currently consists of nine members, five of whom qualify as unrelated and independent directors, as determined by the board. No director will be deemed independent unless the board affirmatively determines that the director has no material relationship with us, directly or as an officer, shareholder or partner of an organization that has material relationship with us. Our articles provide that we may have between three and nine directors on our board. Each director is elected for terms of up to three years, to hold office until the end of their respective term or until their successor is duly elected or appointed, or until the director's earlier death, resignation or removal.

     There are currently three standing committees of our board of directors:
(i) Audit; (ii) Nominations and Corporate Governance; and, (iii) Human Resources and Compensation. In accordance with the adopted revised governance practices, each committee must be comprised solely of members who qualify as unrelated and independent directors, as determined by the board.

     AUDIT COMMITTEE. Our board of directors has adopted a revised mandate for the Audit Committee. The Audit Committee is now comprised of four members, each of whom is qualified as an unrelated and independent director, as determined by the board. We believe that each of the members of the Audit

Committee are independent, as that term is defined under the Sarbanes-Oxley Act of 2002 and the rules of the Nasdaq National Market. Each member of this committee is financially literate and at least two members are "financial experts," as that term is defined under the rules of the Nasdaq National Market and the Sarbanes-Oxley Act of 2002. We believe that each of Wesley Twiss and Don Morrison meets the requirements for a financial expert under the Sarbanes-Oxley Act of 2002 and the rules of the Nasdaq National Market. The members of the Audit Committee do not receive any compensation from us other than compensation as directors and committee members. The Audit Committee assists our board of directors in overseeing our financial controls and reporting. It also monitors whether we are in compliance with our financial covenants and legal and regulatory requirements governing financial disclosure matters and reviews on a regular basis and monitors our risk assessment and management policies. This committee approves the appointment and termination (both subject to shareholder approval) of our external auditors and monitors their qualifications, performance and independence. It also approves all audit and permitted non-audit services to be provided by such external auditors. We intend to modify the composition of our Audit Committee from time to time to ensure compliance with the rules promulgated by the Securities and Exchange Commission, the Canadian Securities Administrators, the Nasdaq National Market and the Toronto Stock Exchange.

     NOMINATION AND CORPORATE GOVERNANCE COMMITTEE. Following the adoption of the new governance practices, the Nomination and Corporate Governance Committee is now comprised of three non-management directors, each of whom is qualified as an unrelated and independent director, as determined by the board. The primary objective of this committee is to ensure that our business and affairs are carried out in a transparent manner that will enhance shareholder value. This committee is responsible for assisting our board in developing our approach to corporate governance issues, proposing new board nominees and assessing the effectiveness of our board, its committees, their respective chairs and individual directors.

     HUMAN RESOURCES AND COMPENSATION COMMITTEE. A revised mandate for the Human Resources and Compensation Committee has also been adopted. The Human Resources and Compensation Committee is now comprised of three members, each of whom is qualified as an unrelated and independent director, as determined by the board. This committee's responsibility is to assist the board of directors in discharging its responsibilities relating to executive and other human resources hiring, assessment, compensation and succession planning. These responsibilities include senior management succession planning, the hiring and assessment of senior management and fixing the compensation of our directors and senior management. Our Human Resources and Compensation Committee also administers our current stock option arrangements.

     In response to the new corporate governance initiatives, we have also improved other areas of our corporate governance practice. These changes include the adoption of a Corporate Code of Ethics and a new Communications and Disclosure Policy.

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH VIKING ENGINE & TOOL CO.

     We subcontract some manufacturing in the normal course of our operations to Viking Engine & Tool Co., a company owned by the father and uncle of Joseph Cargnelli, one of our directors and a principal shareholder. For the fiscal year ended December 31, 2002, we paid this company approximately $1.0 million. We believe that the rates this company has charged us for its services are comparable to rates we could have obtained from an unrelated third party.

ALLIANCE WITH GENERAL MOTORS CORPORATION

     In October 2001, we formed a strategic alliance with General Motors to accelerate the development of fuel cell technology into global commercial markets. Our alliance with General Motors includes shared intellectual property rights and joint efforts in fuel cell product development, engineering, prototyping, testing, branding and marketing strategies. In connection with the strategic alliance, we issued to General Motors approximately 11.4 million of our common shares, or approximately 21% of our outstanding shares at October 2001, and warrants to purchase approximately 2.5 million additional shares. The warrants were placed in escrow upon closing of the transaction and are released at a rate of 61,761 warrants per month over 40 months. Each warrant is exercisable at an exercise price of $4.00 per share upon release from escrow. The warrants expire on October 16, 2006. The shares issued, and issuable upon the exercise of the warrants, are subject to certain restrictions on transfer. In addition, we have granted General Motors certain registration rights in connection with its shares and the shares issuable upon the exercise of the warrants. See "Shares Eligible for Future Sale -- U.S. Resale
Restrictions -- Registration Rights". We have agreed that one director nominated by General Motors shall be included in the slate of directors that are presented to shareholders for approval at our general meeting. In addition, General Motors is entitled to appoint one observer to attend all meetings of our board of directors.

     In connection with the strategic alliance, General Motors granted us a non-exclusive, royalty-free license to use certain of General Motors' proprietary fuel cell stack intellectual property in certain applications and modules. The use or incorporation of General Motors' fuel stack intellectual property outside these defined areas requires the consent of General Motors. We granted to General Motors, its affiliates and any third parties with whom General Motors has a technical or business relationship related to fuel cells a perpetual, royalty-free, non-exclusive license to use all of the intellectual property we develop that (i) uses General Motors' proprietary fuel cell stack intellectual property and/or (ii) is funded by General Motors. Intellectual property that is not funded by General Motors, but which uses General Motors' fuel cell stack technology is licensed to General Motors non-exclusively. Intellectual property that has been developed through funding by General Motors, whether owned solely by us or jointly by us and General Motors, is licensed to General Motors on an exclusive basis for mobile applications and on a non-exclusive basis for all other applications. In the event that we wish to liquidate or discontinue activity in the fuel cell business, or otherwise wish to transfer any of the intellectual property associated with General Motors' proprietary fuel cell stack intellectual property developed using funds from General Motors, we are required to offer it first to General Motors. We also agreed to provide General Motors with certain services, access to technology and testing resources in connection with its fuel cell development program and we agreed that all products, material hardware and resources purchased from us by General Motors will be at our most favorable commercial prices.

     For so long as General Motors holds at least 10% of our outstanding shares, in the event that any of our founders, Pierre Rivard, Boyd Taylor or Joseph Cargnelli, wish to transfer (i) all or substantially all of their shares to any person, or (ii) any of their shares to a person actively competing with General Motors in the automotive or fuel cell industry, they must first offer the shares to General Motors. In addition, in the event that we issue additional equity securities or securities convertible into equity securities for cash consideration, we have granted General Motors the right to participate in such offering on a pro rata basis based on the fully-diluted number of common shares that it holds. General Motors' pre-emptive right is subject to certain limited exceptions, including the issuance of shares in connection with acquisitions. We expect General Motors to waive its pre-emptive right with respect to this offering. Other than as described above, prior to October 16, 2005, General Motors is prohibited from acquiring any additional equity securities.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND ISSUED SHARE CAPITAL

     Our authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which 53,108,647 common shares and no preferred shares were issued and outstanding as of January 7, 2004.

     Each common share carries one vote on all matters to be voted on by our shareholders. Holders of common shares are entitled to receive dividends as and when declared by our board of directors and to share ratably in our remaining assets available for distribution, after payment of liabilities, upon our liquidation, dissolution or winding up. Our common shares do not carry pre-emptive rights or rights of conversion into any other securities. All outstanding common shares are fully paid and non-assessable and the common shares to be issued in this offering will also be fully paid and non-assessable. There are no limitations on the rights of non-resident owners of our common shares to hold or vote their shares.

     Our board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series, and in the event that preferred shares are issued, the board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of our company.

PRIOR SALES

     During the nine months ended September 30, 2003, 4,292,683 common shares were issued for $16.9 million, principally in connection with our acquisition of Greenlight.

     During 2002, we issued 877,675 (2001 -- 994,440; 2000 -- 49,000) common shares for $193,000 (2001 -- $128,000; 2000 -- $23,000) in cash under the exercise of options. During 2002, we issued 50,000 (2001 -- nil; 2000 -- nil) stock options in exchange for consulting services from an outside supplier. Each option is exercisable for one common share at a price of Cdn. $12.00 per share. These options are for a term of ten years from the date of the grant and vest quarterly over four years and are expensed at their fair value in accordance with CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments." The fair value of stock options expensed during 2002 amounted to $29,000 and was determined using a Black-Scholes pricing model with a risk-free rate of 5.12%, an expected life of four years, a volatility factor of 77% and no dividends.

     On October 16, 2001, we issued 11,364,006 common shares and 2,470,436 common share purchase warrants to General Motors with an aggregate value of approximately $34 million (net of issuance costs of $277,000) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technologies. Each common share purchase warrant is exercisable upon release from escrow for one common share at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722,000, net of issuance costs, and was determined using a Black-Scholes pricing model with a risk-free rate of 3.9%, a five year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are to be automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

     On January 24, 2000, we issued 510,500 Series B preferred shares at $7.27 (Cdn. $10.50) per share for proceeds, net of issue costs, of $3,623,000 (Cdn. $5,261,000). These shares were voting, convertible, redeemable and earned 5% cumulative dividends.

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

     During 2000, we completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to our initial public offering in November 2000, the shares were then split on a seven-to-one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

     On November 1, 2000, we completed an initial public offering and listed common shares on the Nasdaq National Market and the Toronto Stock Exchange, and issued 7,000,000 common shares raising proceeds of $76,167,000, net of issue costs of $7,833,000.

     On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the shareholder agreements. A total of 8,823,500 common shares were issued for a total stated value of $4,529,000. At conversion, cumulative dividends of $229,000 were paid to the preferred shareholders.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario and the co-transfer agent and co-registrar for our common shares in the United States is Chase Mellon Shareholders Services L.L.C. at its offices in New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The sale of substantial numbers of common shares in the public market, or the possibility of this sale, could adversely affect prevailing market prices for our common shares.

     Upon completion of the offering based on the information as of January 7, 2004:

     - a total of           of our common shares will be outstanding;

     - warrants to purchase 2,470,436 of our common shares at a price of $4.00 per share will be outstanding; and

     - options to purchase a total of 3,306,407 of our common shares will be outstanding.

     All of the           common shares sold in the offering in the United
States and Canada will be freely tradable without restriction under either the U.S. Securities Act of 1933 or applicable Canadian securities laws, except by "affiliates" as defined in Rule 144 under the U.S. Securities Act of 1933, or by "control persons" as defined under applicable Canadian securities laws.

     For the reasons given below, we believe that the following restricted common shares will be eligible for resale in the public market at the following times:

     In connection with our acquisition of Greenlight, 4,103,161 Hydrogenics common shares were issued to former Greenlight majority shareholders, subject to the following contractual hold periods: shareholders may sell up to 50% of the shares commencing January 8, 2004 and the remaining 50% after July 8, 2004, at which point the shares will be freely tradable in Canada. Certain shareholders may also sell up to 40,000 shares, or a greater amount with Hydrogenics' prior consent, in any 30-day period, subject to certain restrictions, at a price greater or equal to 100% of the closing price on Toronto Stock Exchange the prior day. We believe that the following restricted common shares will be eligible for resale in the Canadian public market at the following times:

                                                        SHARES ELIGIBLE FOR SALE
                                                            IN THE CANADIAN
                                                             PUBLIC MARKET
                                                        ------------------------
January 8, 2004......................................          1,416,789
July 8, 2004.........................................          2,051,580

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

     Over the past year our three founders have elected to engage in some personal financial diversification by selling a relatively small percentage of their direct holdings in Hydrogenics. These sales are from personal direct shareholdings and do not result from the exercise of stock options. Therefore, as they sell, there is no corresponding dilution but rather, increased liquidity in our public float. These selling programs are in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time and as such they have no opportunity to "time the market".

  OPTIONS

     As of January 7, 2004, we had outstanding options to purchase 3,306,407 common shares, of which 1,905,641 options are exercisable. Common shares issued upon exercise of a share option will, subject to any lock-up agreement, be available for sale in Canada in the open market immediately upon exercise.

U.S. RESALE RESTRICTIONS

  RULE 144

     In general, under Rule 144 as currently in effect, a person who has beneficially owned common shares for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1.0% of the number of common shares then outstanding, which is expected
       to equal approximately           common shares immediately after this
       offering; and

     - the average weekly trading volume of the common shares on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, under Rule 144(k) as currently in effect, a person:

     - who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

     - who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate is entitled to sell his shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such "144(k) shares" may be sold immediately upon the closing of this offering.

  REGISTRATION RIGHTS

     Assuming that we are eligible to use a "short form" registration statement under the U.S. Securities Act of 1933 or if we have filed a Canadian prospectus, General Motors is entitled to request up to three times that we register for resale common shares and common shares issuable upon the exercise of warrants that we issued to it in connection with our strategic alliance. Pursuant to such a registration, General Motors is permitted sell up to approximately 11.4 million shares on or after October 16, 2007, up to approximately 7.6 million additional shares on or after October 16, 2006 and up to approximately 3.8 million additional shares on or after October 16, 2005. General Motors is not permitted to transfer our common shares, whether pursuant to a registration statement or otherwise, other than to a subsidiary, prior to these dates. In addition, subject to these limitations on the number of shares that General Motors may sell, if we file a registration statement either for our own account or for the account of any other person, General Motors is entitled to request that we include its shares in that registration statement, subject to cutback for marketing reasons. Registration under the U.S. Securities Act of 1933 of shares held by General Motors would result in such shares becoming freely tradable without restriction under the

U.S. Securities Act of 1933, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. Any sales of securities by General Motors could have a material adverse effect on the trading price of our common shares. General Motors' registration rights terminate on October 16, 2008.

                            INCOME TAX CONSEQUENCES

     Because Canadian and United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States and Canadian federal, provincial, state and other tax consequences of investing in our common shares. The statements of United States and Canadian tax law set out below are based on the laws and interpretations in force as of the date of this short form prospectus, and are subject to changes occurring after that date.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES INVESTORS

     In this summary, a "U.S. holder" means a person who, for the purposes of the Canada-United States Income Tax Convention (1980), is a resident of the United States and not of Canada and who, for the purposes of the Income Tax Act (Canada):

     - deals at arm's length and is not affiliated with us;

     - is the beneficial owner of our common shares;

     - holds our common shares as capital property;

     - does not use or hold and is not deemed to use or hold our common shares in the course of carrying on a business in Canada; and

     - is not an insurer for whom our common shares constitute designated insurance property or are effectively connected with an insurance business carried on in Canada.

     This summary does not apply to a U.S. holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Income Tax Act (Canada). There are no Canadian federal estate taxes applicable to the purchase or ownership of our common shares. Under the Income Tax Act (Canada), on death, a U.S. holder would be deemed to dispose of all of his or her assets, including our common shares.

     This summary is based on the current provisions of the Income Tax Act(Canada) and the regulations in force under the Income Tax Act (Canada) on the date of this short form prospectus, the Convention, current published administrative and assessing practices of the Canada Customs and Revenue Agency, all specific proposals to amend the Income Tax Act (Canada) and the regulations announced by the Minister of Finance (Canada) prior to the date of this short form prospectus and all judicial decisions currently in effect.

     This summary is not exhaustive and, except for the proposed amendments to the Income Tax Act (Canada), does not take into account or anticipate prospective or retrospective changes in the law or the administrative or assessing practices of the Canada Customs and Revenue Agency, whether these changes are effected by judicial, governmental or legislative action or interpretation. This summary does not take into account tax legislation or considerations of any province or territory of Canada. None of the tax consequences described herein depend or rely on any of the proposed amendments to the Income Tax Act (Canada) passing into law.

  DIVIDENDS

     Dividends paid, credited or deemed to have been paid or credited on our common shares are subject to nonrefundable Canadian withholding tax under the Income Tax Act (Canada) at the rate of 25%, although this rate may be reduced by the provisions of an applicable income tax treaty. Subject to the exceptions noted immediately below, under the Convention, U.S. holders who beneficially own the dividends will be subject to a 15% withholding tax on the gross amount of such dividends. In the case of a U.S. holder that is a corporation which beneficially owns at least 10% of our voting shares, the applicable rate of withholding tax on dividends will be reduced to 5%. In the case of dividends paid, credited or deemed to be paid or credited to a U.S. holder that is a tax-exempt organization as described in Article XXI of the Convention, no withholding tax will be payable.

  DISPOSITIONS

     Under the Income Tax Act (Canada), assuming you are a U.S. holder and provided our common shares are listed on a prescribed stock exchange, which includes the Toronto Stock Exchange and the Nasdaq National Market, you will be exempt from Canadian tax on a capital gain realized on an actual or deemed disposition of the common shares unless you, persons with whom you did not deal at arm's length or you together with such persons owned 25% or more of our issued shares of any class at any time during the five-year period before the actual or deemed disposition.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our common shares pursuant to the offering and that will hold such common shares as capital assets. Except as set forth below, this description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

     - financial institutions or insurance companies;

     - real estate investment trusts, regulated investment companies or grantor trusts;

     - dealers or traders in securities or currencies;

     - tax-exempt entities;

     - persons that received our shares as compensation for the performance of services;

     - persons that will hold our shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

     - persons that have a "functional currency" other than the United States dollar; or

     - holders that own or are deemed to own 10% or more, by voting power or value, of our shares.

     Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our common shares.

     This description is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof.

     The United States tax laws and the interpretation thereof are subject to change, which change could apply retroactively and could affect the tax consequences described below.

     For purposes of this description, a "United States Holder" is a beneficial owner of our common shares that, for United States federal income tax purposes, is:

     - a citizen or resident of the United States;

     - a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     A "Non-United States Holder" is a beneficial owner of our common shares that is not a United States Holder.

     If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF OUR COMMON SHARES.

  DISTRIBUTIONS

     Subject to the discussion below under "Passive Foreign Investment Company Considerations", if you are a United States Holder, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of our common shares distributed pro rata to all our shareholders with respect to your common shares, before reduction for any Canadian taxes withheld therefrom, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under "Passive Foreign Investment Company Considerations," dividends paid to non-corporate United States Holders in taxable years beginning before December 31, 2008 may be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. Subject to the discussion below under "Passive Foreign Investment Company Considerations", to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your common shares and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles which may limit your ability to characterize our distributions for United States Federal income tax purposes.

     If you are a United States Holder, and we pay a dividend in Canadian dollars, any such dividend will be included in your gross income in an amount equal to the U.S. dollar value of Canadian dollars on the date of receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

     If you are a United States Holder, dividends paid to you with respect to your common shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Canadian tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally will constitute "passive income", or, in the case of certain United States Holders, "financial services income".

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-United States Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your common shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

  SALE OR EXCHANGE OF COMMON SHARES

     Subject to the discussion below under "Passive Foreign Investment Company Considerations", if you are a United States Holder, you generally will recognize gain or loss on the sale or exchange of your common shares equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your common shares. Such gain or loss will be capital gain or loss. If you are a non-corporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such common shares exceeds one year. Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

     If you are a United States Holder, the initial tax basis of your common shares will be the U.S. dollar value of the Canadian dollar denominated purchase price determined on the date of purchase. If the common shares are treated as traded on an "established securities market" (which includes the Nasdaq National Market and may include the Toronto Stock Exchange), a cash basis United States Holder, or, if it elects, an accrual basis United States Holder, will determine the dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. If you convert United States dollars to Canadian dollars and immediately use that currency to purchase common shares, such conversion generally will not result in taxable gain or loss to you.

     With respect to the sale or exchange of common shares, the amount realized generally will be the U.S. dollar value of the payment received determined on
(1) the date of receipt of payment in the case of a cash basis United States Holder and (2) the date of disposition in the case of an accrual basis United States Holder. If the common shares are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the United States dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

     Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," if you are a Non-United States Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such common shares unless:

     - such gain is effectively connected with your conduct of a trade or business in the United States; or

     - you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

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

  PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

     A Non-U.S. corporation will be classified as a "passive foreign investment company", or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

     - at least 75% of its gross income is "passive income"; or

     - at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of passive income.

     Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

     Based on certain estimates of our gross income and gross assets and the nature of our business, we believe that we will not be classified as a PFIC for the taxable year ending December 31, 2003. Our status in future years will depend on our assets (which for this purpose depends in part on the market value of our common shares) in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. Generally, subject to the discussion below, if we were a PFIC, and you are a United States Holder, you will be subject to a special tax at ordinary income tax rates (without the possibility to benefit from the lower rates applicable to certain dividends paid to non-corporate holders) on "excess distributions", including certain distributions by us, and gain that you recognize on the sale of your shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your shares. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your shares at death.

     You can avoid certain of the unfavorable rules described in the preceding paragraph by electing to mark your shares to market. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your shares at year-end over your basis in those shares. In addition, any gain you recognize upon the sale of your shares will be taxed as ordinary income in the year of sale. You should however consult your own tax advisor regarding the tax consequences that would arise if we were treated as a PFIC.

  BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

     United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common shares made within the United States to a holder of common shares, other than an exempt recipient, including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, common shares within the United States to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years 2003 through 2010.

     In the case of such payments made within the United States to a foreign simple trust, a foreign grantor trust or a foreign partnership, other than payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that qualifies as a "withholding foreign trust" or a "withholding foreign partnership" within the meaning of the applicable United States Treasury Regulations and payments to a foreign simple trust, a foreign grantor trust or a foreign partnership that are effectively connected with the conduct of a trade or business in the United States, the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

     THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF YOUR PARTICULAR SITUATION.

                                  UNDERWRITING

     Citigroup Global Markets Inc. is acting as sole book-runner manager, and, together with NBF Securities (USA) Corp. and TD Securities (U.S.A.) Inc., are acting as the underwriters of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter's name.

UNDERWRITER:                                                NUMBER OF SHARES
------------                                                ----------------
Citigroup Global Markets Inc. ...........................
NBF Securities (USA) Corp. ..............................
TD Securities (U.S.A.) Inc. .............................
                                                                -------
Total....................................................
                                                                =======

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The obligations of the underwriters under the underwriting agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of other stated events. The underwriters are obligated to purchase all of the common shares, other than those covered by the over-allotment option described below, if they purchase any of the common shares.

     This short form prospectus has been filed under procedures in each of the provinces of Canada that permit certain information about our common shares to be determined after the prospectus has become final and that permit the omission of that information from this short form prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified time after agreeing to purchase any of the common shares. All disclosure contained in a supplemented PREP prospectus that is not contained in the base PREP prospectus will be incorporated by reference into the base PREP prospectus as of the date of the supplemented PREP prospectus.

     This offering is being made concurrently in the United States and in all of the provinces of Canada. Subject to applicable law, the underwriters may also offer the common shares outside of the United States and Canada. Broker-dealer affiliates of the underwriters named above may sell common shares in the United States, Canada or elsewhere, as the case may be, in each case pursuant to applicable law.

     The underwriters propose to offer some of the common shares directly to the public at the public offering price set forth on the cover page of this short form prospectus and some of the common shares to dealers at the public offering
price less a concession not to exceed $     per common share. The underwriters
may allow, and dealers may re-allow, a concession not to exceed $     per common
share on sales to other dealers. If all of the common shares are not sold at the initial offering price, the underwriters may change the public offering price and other selling terms.

     We have granted to the underwriters an option, exercisable for 30 days from
the date of this short form prospectus, to purchase up to           additional
common shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to some conditions, to purchase a number of additional common shares approximately proportionate to that underwriter's initial purchase commitment.

     We and our officers and directors and certain shareholders have agreed that, for a period of 90 days from the date of this prospectus, we and such others will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common shares or any securities convertible into, or exercisable or exchangeable for, our common shares. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     Each underwriter has represented, warranted and agreed that:

     - it has not offered or sold and prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

     - it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA"), received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

     - it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

     - the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

     The common shares are quoted on the Nasdaq National Market under the symbol "HYGS" and are listed on the Toronto Stock Exchange under the symbol "HYG".

     The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common shares.

                                                                  PAID BY THE COMPANY
                                                              ---------------------------
                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Common Share............................................  $              $
                                                              -----------    -----------
Total.......................................................  $              $
                                                              ===========    ===========

     In connection with this offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell our common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     In addition, in connection with the offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common shares on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common shares during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

     In accordance with the applicable policies of several Canadian provinces, the underwriters may not, throughout the period of distribution, bid for or purchase common shares in Canada. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or raising prices of, the common shares. These exceptions include a bid or purchase permitted under the by-laws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. We have been advised that in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market.

     The underwriters and their affiliates have performed investment banking and advisory services for us, and provided other financial services to us, from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We estimate that our total expenses for this offering will be $ million.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or under applicable Canadian securities laws, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Osler, Hoskin & Harcourt LLP, Toronto, Ontario, is acting as our Canadian legal counsel with respect to this offering and will pass upon the legality of the common shares offered by this short form prospectus. Certain U.S. legal matters will be passed upon for us by White & Case LLP, New York, New York. Certain U.S. legal matters will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York, and certain Canadian legal matters will be passed upon for the underwriters by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario.

     As of the date hereof, partners and associates of each of Osler, Hoskin & Harcourt LLP, White & Case LLP and Davies Ward Phillips & Vineberg LLP own beneficially, directly and indirectly, less than 1% of the outstanding common shares.

                                    EXPERTS

     Our financial statements as at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 included in this short form prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Greenlight Power Technologies, Inc. as of and for the year ended December 31, 2002 included in this short form prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form F-10 covering the common shares being sold in this offering. We have not included in this short form prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information. Any statement regarding any of the contracts or other documents referred to in this short form prospectus is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this short form prospectus. You must review the exhibits themselves for a complete description of the contract or document. You may review a copy of the registration statement, including exhibits and schedules filed with it, at the Commission's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549. You may also obtain copies of such materials from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates or from the Commission's website at http://www.sec.gov. You may call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. These Commission filings are also available to the public from commercial document retrieval services.

     We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers eligible for filings and submissions in accordance with the Multijurisdictional Disclosure System and with the securities regulators in each of the provinces of Canada under applicable provincial securities legislation, and in accordance therewith file reports and other information with the Securities and Exchange Commission. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in
Section 16 of the Exchange Act. Under the Exchange Act, we are not required to publish financial statements as frequently or as promptly as U.S. companies. These materials can be inspected at the website of the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at http://www.sedar.com.

     The common shares are quoted on the Nasdaq National Market and reports and other information concerning us may be inspected at the offices of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006-1500.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS OF HYDROGENICS CORPORATION
  AS AT DECEMBER 31, 2002 AND FOR THE THREE YEARS IN THE
  PERIOD ENDED DECEMBER 31, 2002
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations and Deficit...........   F-4
Consolidated Statements of Cash Flows.......................   F-5
Notes to Consolidated Financial Statements..................   F-6
FINANCIAL STATEMENTS OF GREENLIGHT POWER TECHNOLOGIES, INC.
  FOR THE YEAR ENDED
  DECEMBER 31, 2002
Report of Independent Auditors..............................  F-26
Balance Sheet...............................................  F-27
Statement of Operations and Deficit.........................  F-28
Statement of Cash Flows.....................................  F-29
Notes to Financial Statements...............................  F-30
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS OF
  HYDROGENICS CORPORATION
Unaudited Pro-Forma Combined Statement of Operations........  F-37
Notes to Unaudited Pro-Forma Combined Statement of
  Operations................................................  F-38

                         REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION

     We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

                                          PricewaterhouseCoopers LLP (signed)
                                          Chartered Accountants

February 5, 2003, except as to Note 20
which is as of April 28, 2003 and Note 11
which is as of August 6, 2003
Toronto, Canada

                            HYDROGENICS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2002 AND 2001
                          (THOUSANDS OF U.S. DOLLARS)

                                                                2002       2001
                                                              --------   --------
                                     ASSETS
CURRENT ASSETS
Cash........................................................  $    994   $  1,639
Short-term investments......................................    59,057     64,170
Accounts receivable (note 3 and 13).........................     5,664      4,353
Grants receivable...........................................       396        741
Inventories (note 4)........................................     4,780      2,969
Prepaid expenses............................................       316        129
                                                              --------   --------
                                                                71,207     74,001
Deposits....................................................       103        102
Property, plant and equipment (note 5)......................     3,855      3,780
Intangible assets (note 6)..................................    15,512     29,750
                                                              --------   --------
                                                              $ 90,677   $107,633
                                                              ========   ========
                                   LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 7 and 13)....  $  4,105   $  1,542
Unearned revenue............................................       571         51
Income taxes payable........................................       144         11
                                                              --------   --------
                                                                 4,820      1,604
LOANS PAYABLE (note 8)......................................       425        208
                                                              --------   --------
                                                                 5,245      1,812
                                                              --------   --------
SHAREHOLDERS' EQUITY
Share capital and other equity (note 9).....................   114,748    114,526
Deficit.....................................................   (25,270)    (4,659)
Foreign currency translation adjustment.....................    (4,046)    (4,046)
                                                              --------   --------
                                                                85,432    105,821
                                                              --------   --------
                                                              $ 90,677   $107,633
                                                              ========   ========

Commitments and contingencies (note 11)
Approved by the Board of Directors:

          Norman Seagram, (signed)                         Pierre Rivard, (signed)
                  Chairman                                     President, CEO

  The accompanying notes form an integral part of these consolidated financial statements.

                            HYDROGENICS CORPORATION

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
              FOR THE YEARS ENDED DECEMBER 31 2002, 2001 AND 2000
      (THOUSANDS OF U.S. DOLLARS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)

                                                           2002          2001          2000
                                                        -----------   -----------   -----------
REVENUES..............................................  $    15,840   $     7,418   $     8,883
COST OF REVENUES......................................       10,703         4,941         6,485
                                                        -----------   -----------   -----------
                                                              5,137         2,477         2,398
                                                        -----------   -----------   -----------
OPERATING EXPENSES
Selling, general and administrative...................        6,658         4,403         2,069
Research and development..............................        4,235         3,518           790
Research and development grants.......................         (474)       (1,181)         (140)
Depreciation of property, plant and equipment.........        1,278           716           224
Amortization of intangible assets.....................       15,223         3,459            --
                                                        -----------   -----------   -----------
                                                             26,920        10,915         2,943
                                                        -----------   -----------   -----------
LOSS FROM OPERATIONS..................................      (21,783)       (8,438)         (545)
                                                        -----------   -----------   -----------
OTHER INCOME (EXPENSES)
Accrued dividends and amortization of discount on
  preferred shares....................................           --            --          (262)
Provincial capital tax................................         (190)         (123)         (260)
Interest..............................................        1,121         2,927           832
Foreign currency gains (losses).......................          495         2,974        (1,329)
                                                        -----------   -----------   -----------
                                                              1,426         5,778        (1,019)
                                                        -----------   -----------   -----------
LOSS BEFORE INCOME TAXES..............................      (20,357)       (2,660)       (1,564)
CURRENT INCOME TAX EXPENSE (note 12)..................          254           156           172
                                                        -----------   -----------   -----------
NET LOSS FOR THE YEAR.................................      (20,611)       (2,816)       (1,736)
DEFICIT -- BEGINNING OF YEAR..........................       (4,659)       (1,843)         (107)
                                                        -----------   -----------   -----------
DEFICIT -- END OF YEAR................................  $   (25,270)  $    (4,659)  $    (1,843)
                                                        ===========   ===========   ===========
NET LOSS PER SHARE (note 16)
Basic and diluted.....................................  $     (0.43)  $     (0.07)  $     (0.08)
Shares used in calculating basic and diluted net loss
  per share...........................................   48,437,813    38,217,593    22,341,370
                                                        -----------   -----------   -----------

         The accompanying notes form an integral part of these consolidated financial statements.

                            HYDROGENICS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                          (THOUSANDS OF U.S. DOLLARS)

                                                                2002      2001       2000
                                                              --------   -------   --------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss for the year.......................................  $(20,611)  $(2,816)  $ (1,736)
Items not affecting cash
  Depreciation of property, plant and equipment.............     1,278       716        224
  Amortization of acquired intangible assets................    15,223     3,459         --
  Amortization of discount on preferred shares..............        --        --         85
  Unrealized foreign exchange (gains) losses................      (271)   (1,606)     1,329
  Imputed interest on loan payable..........................        47        19          7
  Stock based consulting expense............................        29        --         --
Net change in non-cash working capital......................       378    (5,444)    (1,189)
                                                              --------   -------   --------
                                                                (3,927)   (5,672)    (1,280)
                                                              --------   -------   --------
INVESTING ACTIVITIES
Decrease (increase) in short-term investments...............     5,414     8,782    (75,756)
Purchase of property, plant and equipment...................    (1,541)   (3,138)    (1,492)
Acquisition of a business -- net of cash acquired...........      (633)       --         --
                                                              --------   -------   --------
                                                                 3,240     5,644    (77,248)
                                                              --------   -------   --------
FINANCING ACTIVITIES
(Decrease) increase in loan payable.........................      (150)       97         92
Common shares issued -- net of issuance costs...............       193      (149)    76,186
Preferred shares issued -- net of issuance costs............        --        --      3,623
                                                              --------   -------   --------
                                                                    43       (52)    79,901
                                                              --------   -------   --------
INCREASE (DECREASE) IN CASH DURING THE YEAR.................      (644)      (80)     1,373
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................        (1)     (125)        18
Cash -- Beginning of year...................................     1,639     1,844        453
                                                              --------   -------   --------
Cash -- End of year.........................................  $    994   $ 1,639   $  1,844
                                                              ========   =======   ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................  $      7   $     9   $      7
Income taxes paid...........................................        43       317         --

  The accompanying notes form an integral part of these consolidated financial statements.

                            HYDROGENICS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

1.  DESCRIPTION OF BUSINESS

     Hydrogenics Corporation (the Company) designs, develops, manufactures and sells proton-exchange membrane, or PEM, fuel cell automated test stations, fuel cell power products and provides engineering and other services. The Company is based in Canada, and its principal customers include automotive companies, fuel cell developers and component suppliers primarily located in the United States, Europe and Asia.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in Note 22.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

  REVENUE RECOGNITION

     Revenues from the sale of fuel cell test stations and fuel cell power products and components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, title has passed to the customer, the fee is fixed or determinable, and collection is reasonably assured.

     Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases as a result of meeting the criteria established by Canadian Institute of Chartered Accountants
(CICA) Handbook Section 3065, "Leases". Revenue associated with sales-type leases is recognized when all of the following criteria are met: persuasive evidence of an agreement exists; delivery to the customer has taken place, the price is fixed or determinable; and collection is reasonably assured.

     Revenues relating to engineering and testing services are recorded as services are rendered.

     Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenue. Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.

  PRODUCT WARRANTIES

     The Company typically provides a warranty for parts and labor for up to one year or for certain operating specifications such as hours of operation. Future warranty costs provisions are based on management's best estimates of such costs, taking into account the specific arrangements of each transaction and past history.

  GRANTS AND INVESTMENT TAX CREDITS

     Grants to fund various research activities are received from government and other institutions. These grants are recorded as either a liability, or a credit to expenses in the statement of operations, when

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

earned, based on the terms and conditions of the agreements under which the assistance is provided to the Company. A liability is recorded when repayment of the obligation is considered probable. Research and development arrangements that obligate the Company to repay the funds regardless of the outcome or commercialization of the research and development are recognized as liabilities.

     Investment tax credits related to qualifying research and development expenditures are recorded as either a credit to expenses in the statement of operations or a reduction of the cost of applicable property, plant and equipment depending on the nature of the expenditures which gave rise to the credits. Investment tax credits are recognized in the period in which the credits are earned and realization is reasonably assured.

  SHORT-TERM INVESTMENTS

     Short-term investments consist of interest bearing securities with original terms to maturity of less than one year, and are carried at the lower of amortized cost and market. The Company has the intent and ability to hold these securities to maturity.

  INVENTORIES

     Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and market. Market for raw materials is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

  LONG-LIVED ASSETS

  Property, Plant and Equipment

     Property, plant and equipment are carried at cost less accumulated depreciation. Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed test equipment, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labor and directly attributable overhead costs.

     Depreciation is computed using the declining balance method as follows:

Computer hardware and software..............................  30% per annum
Office furniture and equipment..............................  20% per annum
Test equipment..............................................  30% per annum
Automobiles.................................................  30% per annum

     Leasehold improvements are amortized on a straight line basis over the term of the lease.

  Intangible Assets

     Intangible assets are carried at cost less accumulated amortization. Amortization is calculated on a declining balance basis at a rate of 50 percent per annum, which reflects the estimated useful life of the assets.

     Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3062 "Goodwill and Intangible Assets". Under this new standard, goodwill and other intangible assets with indefinite lives are no longer amortized but are subject to annual fair value impairment tests. The Company's intangible assets consist of acquired intellectual property and management services contracts, which are considered to have finite useful lives and are amortized. Accordingly, the adoption of this accounting standard had no impact on the financial statements of the Company.

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

     The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the asset. Any excess of the carrying value over the net recoverable amount is charged to the statement of operations.

  DEPOSITS

     Amounts paid as security deposits, which are due for repayment more than one year in the future, are recorded as deposits.

  RESEARCH AND DEVELOPMENT COSTS

     Research and development costs incurred by the Company are expensed as incurred. Costs incurred in applying for patents and licenses are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist, or are expected to be available to complete the project. To date no product development costs have been capitalized.

  FOREIGN CURRENCY TRANSLATION

     The reporting currency of the Company is the U.S. dollar. Effective January 1, 2002 the functional currency of the Company is also the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the year. Non-monetary assets are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the year, except for depreciation and amortization which are translated at historic rates. Resultant gains and losses are included in the results of operations.

     The operations of the Company's German subsidiary are considered integrated, and accordingly, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the year-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of this subsidiary are translated at the average exchange rate for the year, except for depreciation and amortization, which are translated at historic rates of exchange. Resultant translation gains and losses are included in the results of operations.

     Prior to January 1, 2002 the functional currency was the Canadian dollar and amounts were translated into the U.S. reporting currency using the current rate method. Using the current rate method, assets and liabilities were translated at the year-end exchange rate, and revenues and expenses were translated at the average exchange rate for the year. Gains or losses from translation into the reporting currency were included in the cumulative translation adjustment account in shareholders' equity.

  STOCK-BASED COMPENSATION

     Effective January 1, 2002, the Company adopted the new Canadian standard for reporting stock based compensation, CICA Handbook section 3870 "Stock Based Compensation and Other Stock Based Payments". Under this standard, stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense, based on the estimated fair value at the date of grant or, alternatively, the disclosure of pro forma net earnings

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

and earnings per share data in the notes to the financial statements, as if fair value of the stock based compensation had been recognized in earnings. The Company has opted for the disclosure of the pro-forma net earnings and earnings per share in the notes to the financial statements as if the fair value of the stock based compensation had been recognized in earnings.

  INCOME TAXES

     Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax bases of the Company's assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in the period that includes the date of substantive enactment. Future tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include allowances for potentially uncollectible accounts receivable, warranty provisions, valuation allowances for future income tax assets, useful lives of intangible assets, stock option volatility, expected life of stock options, and provisions for costs to complete contracts in progress.

  CHANGE IN ACCOUNTING POLICY FOR CASH AND CASH EQUIVALENTS

     Prior to fiscal December 31, 2001, investments with terms to maturity of three months or less from the date of acquisition, were considered to be cash equivalents. The Company's short-term deposits are generally held for investment purposes rather than for operating requirements. Accordingly, in 2001, the Company changed its definition of cash and cash equivalents to exclude all investments from cash equivalents. This change in accounting policy which was applied retroactively had the following impact:

Increase in cash provided by investing activities for
  2001......................................................  $72,325
Increase in cash used in investing activities for 2000......   75,756
Decrease in cash and cash equivalents as at December 31,
  2001......................................................    3,926
Decrease in cash and cash equivalents as at December 31,
  2000......................................................   75,592

     The Company's consolidated statements of cash flows for 2000 were revised to reflect the impact of this change, and to disclose the change in cash, defined as cash on deposit, for each year. This change in accounting policy had no effect on reported earnings and deficit for 2000.

  EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

  COMPARATIVE BALANCES

     Certain comparative balances for 2001 and 2000 have been reclassified to conform to the presentation adopted by the Company in 2002.

3.  ACCOUNTS RECEIVABLE

                                                               2002     2001
                                                              ------   ------
Trade accounts receivable...................................  $5,153   $3,817
Less: Allowance for doubtful accounts.......................     (40)    (122)
Goods and services tax......................................     278      310
Refundable investment tax credits...........................     273      273
Other.......................................................      --       75
                                                              ------   ------
                                                              $5,664   $4,353
                                                              ======   ======

4.  INVENTORIES

                                                               2002     2001
                                                              ------   ------
Raw materials...............................................  $2,163   $1,962
Work-in-progress............................................   2,156      466
Finished goods..............................................     461      541
                                                              ------   ------
                                                              $4,780   $2,969
                                                              ======   ======

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

5.  PROPERTY, PLANT AND EQUIPMENT

                                                               2002     2001
                                                              ------   ------
Cost
  Test equipment............................................  $3,606   $3,096
  Furniture and equipment...................................   1,074      746
  Computer hardware and software............................     993      583
  Leasehold improvements....................................     321      263
  Automobiles...............................................      39       15
                                                              ------   ------
                                                              $6,033   $4,703
                                                              ======   ======
Accumulated depreciation
  Test equipment............................................  $1,350   $  557
  Furniture and equipment...................................     309      140
  Computer hardware and software............................     339      157
  Leasehold improvements....................................     157       64
  Automobiles...............................................      23        5
                                                              ------   ------
                                                              $2,178   $  923
                                                              ======   ======
Net book value
  Test equipment............................................  $2,256   $2,539
  Furniture and equipment...................................     765      606
  Computer hardware and software............................     654      426
  Leasehold improvements....................................     164      199
  Automobiles...............................................      16       10
                                                              ------   ------
                                                              $3,855   $3,780
                                                              ======   ======

     Test equipment under construction, as at December 31, 2002, not yet subject to depreciation amounted to $229 (2001 -- $147).

6.  INTANGIBLE ASSETS

     On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. The terms of the warrants are described in Note 9.

     As a result of the acquisition of EnKAT GmbH on May 1, 2002, the Company acquired management services contracts for five years from each of the two principals of EnKAT. The details of the acquisition are described in Note 19.

     During 2002 the Company acquired certain intellectual property valued at $420 in exchange for an unsecured non-interest bearing term loan. The terms of the loan are described in Note 8.

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

     As at December 31 the carrying value of amortized intangible assets is as follows:

                                                                2002      2001
                                                              --------   -------
Cost
  Intellectual property.....................................  $ 33,629   $33,209
  Management services contracts.............................       565        --
                                                              --------   -------
                                                              $ 34,194   $33,209
                                                              ========   =======
Accumulated amortization
  Intellectual property.....................................  $(18,492)  $(3,459)
  Management services contracts.............................      (190)       --
                                                              --------   -------
                                                              $(18,682)  $(3,459)
                                                              ========   =======
Net book value
  Intellectual Property.....................................  $ 15,138   $29,750
  Management services contracts.............................       374        --
                                                              --------   -------
                                                              $ 15,512   $29,750
                                                              ========   =======

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                               2002     2001
                                                              ------   ------
Trade accounts payable......................................  $1,723   $1,048
Supplier accruals...........................................     695       57
Current portion of loans payable............................     101       --
Provincial capital tax......................................     194       --
Accrued payroll costs.......................................     501      265
Warranty accrual............................................     373      172
Accrued legal and audit costs...............................     299       --
Other.......................................................     219       --
                                                              ------   ------
                                                              $4,105   $1,542
                                                              ======   ======

     Information regarding the changes in the Company's aggregate product warranty liabilities was as follows for the year ended December 31, 2002:

Balance, December 31, 2001..................................  $ 172
Accruals for warranties issued during the year..............    327
Settlements made during the year............................   (126)
                                                              -----
Balance, December 31, 2002..................................  $ 373
                                                              =====

8.  LOANS PAYABLE

     From time to time the Company receives repayable grant financing from government agencies for research and development activities. At December 31, 2002 the outstanding amount of such repayable financing, net of imputed interest, was $183 (2001 -- $164). This amount is unsecured and denominated in Canadian dollars, and repayable over a four-year period commencing April 1, 2005. The amount

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

repayable in each quarter is 1.3 percent of the Company's gross revenues for the proceeding quarter. Based on the maximum amount repayable being 150 percent of the principal, the Company has charged to expense imputed interest of $20 in 2002 (2001 -- $19; 2000 -- $7) at an effective rate of 10 percent per annum.

     During 2002 the Company acquired certain intellectual property in exchange for an unsecured term, non-interest bearing loan of $420 denominated in U.S. dollars. The loan is repayable over four years. At December 31, 2002 the outstanding amount of the loan, net of imputed interest, was $297. The Company has charged to expense imputed interest of $27 in 2002 at an effective rate of 10 percent per annum.

     The present value of future loan repayments is as follows:

2003........................................................  $125
2004........................................................   100
2005........................................................   375
2006........................................................    25
                                                              ----
                                                               625
Less: imputed interest......................................    99
                                                              ----
                                                               526
Less: current portion.......................................   101
                                                              ----
                                                              $425
                                                              ====

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

9.  SHARE CAPITAL AND OTHER EQUITY

     Changes in shareholders' equity for 2000, 2001, and 2002 are as follows:

                                                                                                        FOREIGN
                                     COMMON SHARES                              EXPENSED               CURRENCY         TOTAL
                                 ---------------------   PREFERRED               STOCK                TRANSLATION   SHAREHOLDERS'
                                   NUMBER     AMOUNT $    SHARES     WARRANTS   OPTIONS    DEFICIT    ADJUSTMENT       EQUITY
                                 ----------   --------   ---------   --------   --------   --------   -----------   -------------
BALANCE AT DECEMBER 31, 1999...  19,687,500   $     21     $ 124          --       --      $   (107)         --       $     38
Issuance of Series B preferred
  shares.......................          --         --       442          --       --            --          --            442
Issuance of common shares......   7,000,000     76,167        --          --       --            --          --         76,167
Conversion of Series A
  preferred shares.............   5,250,000        967      (124)         --       --            --          --            843
Conversion of Series B
  preferred shares.............   3,573,500      3,562      (442)         --       --            --          --          3,120
Issuance of common shares on
  exercise of options..........      49,000         23        --          --       --            --          --             23
Net loss.......................          --         --        --          --       --        (1,736)         --         (1,736)
Foreign currency translation
  adjustment...................          --         --        --          --       --            --       1,363          1,363
BALANCE AT DECEMBER 31, 2000...  35,560,000     80,740        --          --       --        (1,843)      1,363         80,260
Issuance of common shares and
  warrants for perpetual
  royalty-free intellectual
  property rights..............  11,364,006     28,936        --       4,722       --            --          --         33,658
Issuance of common shares on
  exercise of options..........     994,440        128        --          --       --            --          --            128
Net loss.......................          --         --        --          --       --        (2,816)         --         (2,816)
Foreign currency translation
  adjustment...................          --         --        --          --       --            --      (5,409)        (5,409)
BALANCE AT DECEMBER 31, 2001...  47,918,446    109,804        --       4,722       --        (4,659)     (4,046)       105,821
Issuance of common shares on
  exercise of options..........     877,675        193        --          --       --            --          --            193
Stock based consulting
  expense......................          --         --        --          --       29            --          --             29
Net loss.......................          --         --        --          --       --       (20,611)         --        (20,611)
                                 ----------   --------     -----      ------      ---      --------     -------       --------
BALANCE AT DECEMBER 31, 2002...  48,796,121   $109,997        --      $4,722      $29      $(25,270)    $(4,046)      $ 85,432
                                 ==========   ========     =====      ======      ===      ========     =======       ========

     The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

     During 2002, the Company issued 877,675 (2001 -- 994,440; 2000 -- 49,000)
common shares for $193 (2001 -- $128; 2000 -$23) in cash under the exercise of options.

     During 2002, the Company issued 50,000 (2001 -- nil; 2000 -- nil) stock options in exchange for consulting services from an outside supplier. Each option is exercisable for one common share of the Company at a price of CAD$12.00 per share. These options are for a term of 10 years from the date of grant and vest quarterly over four years and are expensed at the fair value in accordance with CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments." The fair value of stock options expensed in the year amounted to $29 and was determined using a Black-Scholes pricing model with a risk-free rate of 5.12 percent, an expected life of 4 years, a volatility factor of 77 percent and no dividends.

     On October 16, 2001, the Company issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,658 (net of issuance costs of $277) in exchange for perpetual royalty-free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Company at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes pricing model with a risk-free rate of

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

3.9 percent, a 5 year term and a volatility factor of 108 percent. The common share purchase warrants were placed in escrow on October 16, 2001 and are to be automatically released from escrow at a rate of 61,761 warrants per month over 40 months and expire on October 16, 2006.

     During 2000, the Company completed a reverse share split reducing the number of common shares from 3,000,000 to 2,812,500. Prior to the Company's initial public offering in November 2000, the shares were split on a seven-to-one basis. The effect of these splits has been recognized retroactively in all share and per share data in the financial statements and notes.

     On January 24, 2000, the Company issued 510,500 Series B preferred shares at $7.27 (Cdn$10.50) per share for proceeds, net of issue costs, of $3,623 (Cdn$5,261). These shares were voting, convertible, redeemable and earned 5 percent cumulative dividends.

     On November 1, 2000, the Company completed an initial public offering and listed its common shares on the NASDAQ National Market and The Toronto Stock Exchange, and issued 7,000,000 common shares raising proceeds of $76,167 net of issue costs of $7,833.

     On November 1, 2000, all outstanding Series A and B preferred shares were converted to common shares in accordance with the terms of the share agreements. A total of 8,823,500 common shares were issued for a total stated value of $4,529. At conversion, cumulative dividends of $229 were paid to the preferred shareholders.

10.  EMPLOYEE STOCK BASED COMPENSATION

     During 2000, the Company adopted a broad-based employee stock option plan. The number of common shares that may be issued under the share option plan is limited to 4,641,000. All options are for a term of 10 years from the date of grant and vest over four years unless otherwise determined by the board of directors. Under Canadian GAAP no compensation expense has been recorded with respect to options granted to employees. A summary of the Company's employee stock option plan activity is as follows:

                                                               OPTIONS FOR        WEIGHTED
                                                                 COMMON       AVERAGE EXERCISE
                                                                 SHARES          PRICE CAD$
                                                              -------------   ----------------
Balance -- December 31, 1999................................    1,394,533           0.22
Options granted.............................................    2,547,117           1.21
Options exercised...........................................      (49,000)          0.72
                                                                ---------
Balance -- December 31, 2000................................    3,892,650           0.86
Options granted.............................................      668,100           5.73
Options exercised...........................................     (994,440)          0.20
Options forfeited on termination............................     (460,715)          0.70
                                                                ---------
Balance December 31, 2001...................................    3,105,595           2.15
                                                                ---------
Options granted.............................................      396,900           6.46
Options exercised...........................................     (877,675)          0.35
                                                                ---------
Balance December 31, 2002...................................    2,624,820           3.37
                                                                ---------

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

                                                                              WEIGHTED AVERAGE
                                                               OPTIONS FOR     EXERCISE PRICE
                                                              COMMON SHARES         CAD$
                                                              -------------   ----------------
Exercisable at December 31, 2000............................    1,981,439           0.25
Exercisable at December 31, 2001............................    1,970,335           0.69
Exercisable at December 31, 2002............................    1,652,874           1.87

     The following table summarizes information about the Company's share options outstanding as at December 31, 2002:

                    NUMBER           WEIGHTED        WEIGHTED         NUMBER        WEIGHTED
                OUTSTANDING AT       AVERAGE          AVERAGE     EXERCISABLE AT     AVERAGE
EXERCISE PRICE   DECEMBER 31,       REMAINING       SHARE PRICE    DECEMBER 31,    SHARE PRICE
     CAD$            2002        CONTRACTUAL LIFE      CAD$            2002           CAD$
--------------  --------------   ----------------   -----------   --------------   -----------
          0.05      287,500            7.06             0.05          287,500          0.05
          0.29      684,000            7.06             0.29          684,000          0.29
  1.00 to 2.00      332,350            7.23             1.09          295,163          1.08
  2.01 to 4.00      433,100            8.66             3.64          144,900          3.56
 4.01 to 10.00      728,120            8.73             6.63          176,203          7.32
10.01 to 18.12      159,750            8.34            11.76           65,108         11.70
                  ---------                                         ---------
                  2,624,820                                         1,652,874
                  =========                                         =========

     All options granted after November 1, 2000, the date of the Company's initial public offering, have an exercise price equal to the closing share price on The Toronto Stock Exchange the day before the grant.

     For the year ended December 31, 2002, a total of 396,900 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value method described in CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments," the fair value of the stock options granted during the year would have been $1,543 (weighted average $3.89 per share) and the related expense for the year ended December 31, 2002 would have been $295 ($0.01 per share on a basic and diluted basis). Pro-forma loss for the year ended December 31, 2002 would have been $20,906 (($0.43) per share on a basic and diluted basis). For the purpose of these disclosures stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.50 percent to 4.86 percent, expected life of 4 years, expected volatility of 77 percent, and no dividends.

11.  COMMITMENTS AND CONTINGENCIES

     The Company incurred rental expenses of $886 under operating leases in 2002 (2001 -- $788, 2000 -- $390). The Company has future minimum lease payments under operating leases relating to premises and office as follows:

2003........................................................   $  859
2004........................................................      693
2005........................................................      449
2006........................................................       --
2007........................................................       --
2008 and thereafter.........................................       --
                                                               ------
                                                               $2,001
                                                               ======

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

     The Company has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Company was eligible to receive up to a cumulative amount of $3,194 (2001 -- $1,912; 2000 -- $657)
towards agreed upon research and development project costs. The utilized amount of the advances at December 31, 2002 was $2,194 (2001 -- $1,726; 2000 -- $547).
In return, these funding parties have a right to receive as repayments, 1.3 percent to 4 percent of gross revenue received by the Company as a result of the commercial exploitation of the associated technology. To date no revenues from these technologies have been recognized and no repayable amounts have been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016, or when total payments paid reach the utilized amount of the advance, depending on the terms of the individual contracts.

     The Company has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has purchased directors' and officers' liability insurance. No amount has been recorded in the financial statements with respect to these indemnification agreements.

     In the normal course of operations, the Company may provide indemnification agreements, other than those listed above, to counterparties that would require the Company to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. No amount has been recorded in the financial statements with respect to these indemnification agreements.

     In January 2002, Lynntech Inc. commenced a legal action against the Company in federal court (Southern District, Texas), alleging patent infringement. On August 6, 2003, the Company successfully defended itself in this patent infringement lawsuit. The Company was awarded a partial recovery of the $1.5 million incurred in legal fees, from the plaintiff. As settlement, the plaintiff has issued a promissory note in the amount of $0.5 million. The note is payable in full on March 1, 2008. Interest accrues at a compounded rate of 2% per annum on the unpaid balance. Upon settlement in cash in a future period, the Company will record a corresponding reduction in selling, general and administrative expenses.

12.  INCOME TAXES

     As at December 31, 2002, the Company has available income tax loss carry-forwards of $12,209 that may be used to reduce taxable income in future years, expiring as follows:

2006........................................................        --
2007........................................................   $   280
2008........................................................     4,923
2009........................................................     7,006
                                                               -------
Total.......................................................   $12,209
                                                               =======

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

     As at December 31, 2002, the Company has unclaimed Scientific Research & Experimental Development expenditures of $1,412 that can be used to offset future income over an indefinite period.

     The Company also has earned non-refundable investment tax credits amounting to approximately $398 that can be used to reduce future federal income taxes payable, expiring in 2010 and 2011.

     The Company has recorded a valuation allowance to reflect uncertainties associated with the realization of the future income tax assets.

     The Company's computation of income tax expense (recovery), which is all arising in Canada, is as follows:

                                                           2002      2001      2000
                                                         --------   -------   -------
Loss before income taxes...............................  $(20,357)  $(2,660)  $(1,564)
                                                         --------   -------   -------
Statutory income tax rate..............................     33.12%    34.12%    34.95%
                                                         ========   =======   =======
Income taxes (recovery) at statutory rate..............  $ (6,742)  $  (908)  $  (547)
  Non-deductible expenses..............................     1,034       306        91
  Other permanent differences..........................      (160)      151        18
  Large corporations tax...............................       254       156       172
  Income tax rate changes..............................       584       441        --
  Change in valuation allowance........................     5,284        10       438
                                                         --------   -------   -------
Income tax expense.....................................  $    254   $   156   $   172
                                                         ========   =======   =======

     Significant components of the Company's future income tax assets, which are all arising in Canada, are:

                                                               2002      2001
                                                              -------   -------
Non capital losses..........................................  $ 3,989   $ 2,017
SR&ED pool..................................................      425        --
Investment tax credits......................................      278        22
Warranty and other provisions...............................      165        60
Property, plant and equipment and intellectual property.....    3,313       231
Share issue costs...........................................      961     1,433
Unrealized foreign exchange (gains) loss....................     (559)     (475)
Valuation allowance.........................................   (8,572)   (3,288)
                                                              -------   -------
                                                                   --        --
                                                              =======   =======

13.  RELATED PARTY TRANSACTIONS

     In the normal course of operations, the Company sells certain products and performs services to a company that owns a significant number of its common shares. Revenues from this related company totalled $9,622 in 2002 (2001 -- $2,460; 2000 -$2,556). At December 31, 2002, the Company has an accounts receivable due from this related company of $3,647 (2001 -$2,058; 2000 -- $519).

     In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a relative of one of the principal shareholders of Hydrogenics Corporation. Billings by this related company for manufacturing functions totalled $999 in 2002 (2001 -- $1,219; 2000 - $615). At

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

December 31, 2002, the Company has an accounts payable balance due to this related company of $140 (2001 -- $119; 2000 -- $46).

     All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.

14.  FINANCIAL INSTRUMENTS

     At December 31, 2002, 2001 and 2000, the fair values of cash, and cash equivalents, short-term investments, accounts receivable, grants receivable, accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.

     The carrying value of loans payable approximates the fair value because interest is imputed at a rate available to the Company for long-term borrowings and is included in the loan balance.

     U.S. dollar-denominated amounts included in cash and cash equivalents and short-term investments at December 31, 2002 amount to $27,697 (2001 -- $26,546; 2000 -- $75,547). All cash and short-term investments amounts are deposited with highly rated financial institutions within Canada.

     A substantial portion of the Company's accounts receivable is owing from a limited number of customers located globally (note 18). The Company performs ongoing credit evaluations on its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based on management's assessment of expected collectibility and past history.

15.  LINE OF CREDIT

     The Company has an operating line of credit available up to $632 (CAD$1,000). As at December 31, 2002, 2001 and 2000, the Company had not drawn on this line. The operating facility bears interest at Royal Bank of Canada prime rate plus 0.5 percent, is due on demand and is collateralized by a general security agreement over all assets.

16.  LOSS PER SHARE

     Loss per share is calculated using the weighted average number of common shares outstanding for the year of 48,437,813 shares in 2002
(2001 -- 38,217,593; 2000 - 22,341,370). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted earnings (loss) per share as the effect would be anti-dilutive.

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

17.  STATEMENTS OF CASH FLOWS

     Components of the net change in non-cash working capital are as follows:

                                                               2002      2001      2000
                                                              -------   -------   -------
Decrease (increase) in current assets
  Accounts receivable.......................................  $(1,383)  $(1,920)  $(1,626)
  Grants receivable.........................................      343      (690)       63
  Inventories...............................................   (1,586)   (1,879)   (1,100)
  Prepaid expenses..........................................     (147)      (54)     (114)
  Deposits..................................................       --        --       (67)
Increase (decrease) in current liabilities
  Accounts payable and accrued liabilities..................    2,501      (749)    1,545
  Unearned revenue..........................................      520        --        --
  Income taxes payable......................................      131      (152)      160
  Dividends payable.........................................       --        --       (50)
                                                              -------   -------   -------
                                                              $   378   $ 5,444   $(1,189)
                                                              =======   =======   =======

18.  SEGMENTED FINANCIAL INFORMATION

     The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of proton-exchange membrane, or PEM, fuel cell automated test stations, and fuel cell power systems and provides engineering and other services. Substantially all the Company's long-lived assets are located in Canada. Revenue is derived primarily from the sale of goods and services to customers located as follows:

                                                               2002      2001     2000
                                                              -------   ------   ------
  United States.............................................  $12,715   $3,080   $5,098
  Japan.....................................................      703    2,081       --
  United Kingdom............................................    1,108      600    3,442
  Rest of World.............................................    1,314    1,657      343
                                                              -------   ------   ------
                                                              $15,840   $7,418   $8,883
                                                              =======   ======   ======

                                                               2002      2001     2000
                                                              -------   ------   ------
Revenues
  Products..................................................  $ 7,794   $7,040   $8,883
  Services..................................................    8,046      378       --
                                                              -------   ------   ------
                                                              $15,840   $7,418   $8,883
                                                              =======   ======   ======

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

                                                               2002      2001     2000
                                                              -------   ------   ------
Cost of sales
  Products..................................................  $ 4,906   $4,657   $6,485
  Services (excluding depreciation).........................    5,797      284       --
                                                              -------   ------   ------
                                                              $10,703   $4,941   $6,485
                                                              =======   ======   ======

     The Company's largest customers comprise the following percentages of total revenue:

                                                              2002   2001   2000
                                                              ----   ----   ----
First.......................................................   61%    33%    39%
Second......................................................    7     28     29
Third.......................................................    7      9     10
Fourth......................................................    6      6      7
Others......................................................   19     24     15
                                                              ---    ---    ---
                                                              100%   100%   100%
                                                              ===    ===    ===

19.  BUSINESS ACQUISITION OF SUBSIDIARY

     On May 1, 2002, the Company acquired all the issued and outstanding common shares of EnKAT GmbH (EnKAT). EnKAT, based in Gelsenkirchen, Germany, designs and manufactures test systems for fuel cells, reformers and electrochemical engines.

     The purchase price was $645, which includes cash paid of $277, repayment of debt on acquisition of $281 and transaction costs of $87. The purchase price allocated to the assets acquired and the liabilities assumed on the basis of their respective estimated fair market values on the acquisition date was:

     Assigned value of assets and liabilities acquired:

  Current assets other than cash............................   $ 86
  Property, plant and equipment.............................     30
  Other intangible assets...................................    565
  Current liabilities.......................................    (36)
                                                               ----
                                                               $645
                                                               ====

     As part of the acquisition, the Company obtained management services contracts for five years for each of the two principals of EnKAT. The fair value of these contracts has been included in other intangible assets and is being amortized on a declining balance basis at an annual rate of 50 percent.

     This acquisition was accounted for by the purchase method. The results of operations of the Company include the results of EnKAT commencing May 1, 2002.

20.  SUBSEQUENT EVENT

     On January 7, 2003, the Company acquired all the issued and outstanding common shares of Greenlight Power Technologies (Greenlight). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $29,472 CAD (US $19,044) exclusive of expenses of $1,062 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

aggregate value of $16,762 at the acquisition date. The allocation of the purchase price to the assets and liabilities acquired is as follows:

Current assets..............................................   $ 2,970
Property, plant and equipment...............................     2,120
Intangible assets...........................................    13,505
Goodwill....................................................     5,262
Future tax asset............................................     5,393
Current liabilities.........................................    (3,549)
Long term debt..............................................      (202)
Future tax liabilities......................................    (5,393)
                                                               -------
                                                               $20,106
                                                               =======

     This acquisition was accounted for by the purchase method. From the date of the acquisition onwards the Company will consolidate the operations of Greenlight in its financial statements.

     Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight line basis over their estimated useful lives as follows:

                                                                 AMOUNT AT        ESTIMATED
                                                              ACQUISITION DATE   USEFUL LIFE
                                                              ----------------   -----------
Order backlog...............................................      $   541           1 year
Customer relationships......................................        5,045          3 years
Computer software...........................................        1,886          2 years
Patentable technology.......................................        6,033          3 years
                                                                  -------
                                                                  $13,505
                                                                  =======

21.  NEW ACCOUNTING STANDARDS

  (I) CANADIAN STANDARDS

  Guarantees

     In December 2002, the CICA issued Accounting Guideline No. 14 (AcG 14) relating to disclosure of guarantees. AcG 14 requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The guideline is effective for periods beginning on or after January 1, 2003.

  Asset Retirement Obligations

     In December 2002, the CICA approved new Handbook section "Asset Retirement Obligations" to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061 "Property, Plant and Equipment". The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The effect on net income of adopting this standard, on January 1, 2004, is not expected to be material.

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

  (II) U.S. STANDARDS

  FIN 45 -- Guarantor's Accounting and Disclosure Requirements for Guarantees

     In December 2002, the FASB issued Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107" (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognizes, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The Company has adopted the disclosure of provisions of FIN 45 for the year ended December 31, 2002. The Company is currently evaluating the impact of adopting the recognition provisions of FIN 45.

  Asset Retirement Obligations

     The FASB has issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The effect on net income of adopting this standard on January 1, 2003, is not expected to be material.

  Extinguishment of Debt

     The FASB has issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The effect on net income of adopting this standard, on January 1, 2003, is considered not to be material.

  Exit and Disposal Activities

     The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The effect on net income of adopting this standard, on January 1, 2003, is considered not to be material.

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

     The financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

     The reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

                                                           2002          2001          2000
                                                        -----------   -----------   -----------
Loss for the year based on Canadian GAAP..............  $   (20,611)  $    (2,816)  $    (1,736)
Accrued dividends and amortization of discount on
  preferred shares (i)................................           --            --           262
Stock-based compensation (ii).........................         (443)       (1,468)       (3,369)
                                                        -----------   -----------   -----------
Loss for the year based on U.S. GAAP..................      (21,054)       (4,284)       (4,843)
Other comprehensive income (loss) Foreign currency
  translation (iii)...................................           --        (5,409)        1,360
                                                        -----------   -----------   -----------
Comprehensive loss based on U.S. GAAP.................  $   (21,054)  $    (9,693)  $    (3,483)
                                                        ===========   ===========   ===========
Basic and fully diluted loss per share based on U.S.
  GAAP................................................  $     (0.43)  $     (0.11)  $     (0.22)
Weighted average number of shares used in calculating
  loss per share......................................   48,437,813    38,217,593    22,341,370

                                                           2002          2001          2000
                                                        -----------   -----------   -----------
Shareholders' equity based on Canadian GAAP...........  $    85,432   $   105,821   $    80,260
                                                        -----------   -----------   -----------
Shareholders' equity based on U.S. GAAP...............  $    85,432   $   105,821   $    80,260
                                                        ===========   ===========   ===========

  (I) PREFERRED SHARES

     Under Canadian GAAP, convertible, redeemable, preferred shares are presented as debt and equity components on the balance sheet. The Canadian GAAP statement of operations includes a charge for interest on the debt component and dividends. However, under U.S. GAAP, these preferred shares meet the definition of mandatorily redeemable shares, which are considered a component of temporary equity outside of shareholders' equity and dividends are charged directly to equity.

  (II) STOCK-BASED COMPENSATION

     Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31, 2002, equity balances for deferred stock-based compensation and stock options outstanding are $175 and $3,206, respectively.

     Had the Company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the expense for the year ended December 31, 2002 would have been $2,025 (2001 -- $3,018; 2000 -- $3,970) or
$0.04 per share (2001 - $0.08; 2000 -- $0.18). Pro-forma loss for the year ended December 31, 2002 would have been $(22,636) (2001 -- $(5,834); 2000 -- $(5,444))
or $(0.47)(2001 -- $(0.15); 2000 -- $(0.25)) per share. For the purposes of these disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of

                            HYDROGENICS CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
         THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS

4.50 percent to 5.39 percent, expected life of four to ten years, expected volatility of between 77 percent and 113 percent, and no dividends.

     The condensed statements of operations and cash flows for the year ended December 31, under U.S. GAAP, are as follows:

                                                                2002      2001      2000
                                                              --------   -------   -------
Revenues....................................................  $ 15,840   $ 7,418   $ 8,883
Cost of revenues............................................    10,703     4,941     6,485
Operating expenses..........................................    27,363    12,383     6,312
Loss from operations........................................   (22,226)   (9,906)   (3,914)
Loss for the year...........................................   (21,054)   (4,284)   (4,843)

                                                               2002      2001       2000
                                                              -------   -------   --------
Cash used in operation activities...........................  $(3,927)  $(7,025)  $   (984)
Cash provided by (used in) investing activities.............    3,240     5,443    (77,869)
Cash provided by (used in) financing activities.............       43       (52)    79,672

  (III) COMPREHENSIVE INCOME

     U.S. GAAP requires disclosure of comprehensive income or loss which comprises income (loss) and other comprehensive income. The only item of other comprehensive income for the Company is the change in the foreign currency translation adjustment included in shareholders' equity. Under Canadian GAAP, there is no concept of comprehensive income.

  (IV) LOSS PER SHARE

     The numerator for purposes of calculating loss per share under U.S. GAAP has been calculated as follows:

                                                                2002      2001      2000
                                                              --------   -------   -------
Net loss under U.S. GAAP....................................  $(21,054)  $(4,284)  $(4,843)
Less: Dividends on preferred shares.........................        --        --       179
                                                              --------   -------   -------
Loss available to common shareholders.......................  $(21,054)  $(4,284)  $(5,022)
                                                              ========   =======   =======

                         REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF
GREENLIGHT POWER TECHNOLOGIES, INC.

     We have audited the balance sheet of Greenlight Power Technologies, Inc. as of December 31, 2002 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles, except that they have not been prepared on a comparative basis.

                                          PricewaterhouseCoopers LLP (signed)
                                          Chartered Accountants

January 28, 2003
Vancouver, Canada

                      GREENLIGHT POWER TECHNOLOGIES, INC.

                                 BALANCE SHEET
                  (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
                                  ASSETS
CURRENT ASSETS
  Accounts receivable and unbilled revenues (note 3)........    $ 2,167
  Refundable investment tax credits.........................        423
  Inventories...............................................      2,142
  Prepaid expenses..........................................         85
                                                                -------
                                                                  4,817
Property, plant and equipment (note 4)......................        686
Identified intangible assets................................          4
                                                                -------
                                                                $ 5,507
                                                                =======

                 LIABILITIES AND SHAREHOLDERS' DEFICIENCY
CURRENT LIABILITIES
  Bank indebtedness.........................................    $ 1,442
  Accounts payable and accrued liabilities (note 5).........      2,101
  Term loan (note 7)........................................         60
  Deferred revenue..........................................      1,653
  Allowance for warranty....................................        130
  Current portion of long-term obligations under capital
     leases (note 6)........................................        136
                                                                -------
                                                                  5,522
LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES (note 6).........        116
                                                                -------
                                                                  5,638
SHAREHOLDERS' DEFICIENCY
  Share capital (note 9)....................................      3,754
  Deficit...................................................     (3,885)
                                                                -------
                                                                   (131)
                                                                -------
                                                                $ 5,507
                                                                =======

Commitments (note 11)
Subsequent event (notes 9 and 13)

                See accompanying notes to financial statements.

                      GREENLIGHT POWER TECHNOLOGIES, INC.

                      STATEMENT OF OPERATIONS AND DEFICIT
                  (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2002
                                                               ------------
REVENUE.....................................................      $5,744
COST OF SALES...............................................       4,810
                                                                  ------
Gross profit................................................         934
Operating Expenses:
  Selling and marketing.....................................         738
  General and administrative................................       2,200
  Research and development, net of grants and investment tax
     credits (note 10)......................................         456
  Amortization..............................................         194
                                                                  ------
                                                                   3,588
                                                                  ------
LOSS FROM OPERATIONS........................................       2,654
OTHER EXPENSES
  Interest..................................................          37
                                                                  ------
LOSS BEFORE INCOME TAXES....................................       2,691
INCOME TAXES (note 12)......................................          (7)
                                                                  ------
NET LOSS....................................................       2,684
DEFICIT, BEGINNING OF YEAR
  As previously reported....................................       1,159
  Cumulative effect of change in accounting policy (note
     2(h))..................................................          42
                                                                  ------
  As restated...............................................       1,201
                                                                  ------
DEFICIT, END OF YEAR........................................      $3,885
                                                                  ======

                See accompanying notes to financial statements.

                      GREENLIGHT POWER TECHNOLOGIES, INC.

                            STATEMENT OF CASH FLOWS
                  (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   2002
                                                               ------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net loss..................................................     $(2,684)
  Items not affecting cash:
     Amortization...........................................         194
     Stock based compensation...............................         365
                                                                 -------
                                                                  (2,125)
  Changes in non-cash working capital:......................        (123)
                                                                 -------
                                                                  (2,248)
INVESTING ACTIVITIES
  Additions to property, plant and equipment................        (228)
FINANCING ACTIVITIES
  Increase in bank indebtedness.............................       1,442
  Increase in term loan.....................................          60
  Repayment of principal portion of obligations under
     capital lease..........................................        (110)
                                                                 -------
                                                                   1,392
                                                                 -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      (1,084)
Cash and cash equivalents, beginning of year................       1,084
                                                                 -------
Cash and cash equivalents, end of year......................     $    --
                                                                 =======
SUPPLEMENTARY INFORMATION
  Interest paid.............................................     $    64
  Income taxes received.....................................          (7)
  Capital assets acquired by means of capital lease.........         245

                See accompanying notes to financial statements.

                      GREENLIGHT POWER TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)
                          YEAR ENDED DECEMBER 31, 2002

1.  OPERATIONS

     Greenlight Power Technologies, Inc. (formerly Automation Systems Associates Limited) was incorporated under the British Columbia Company Act on April 2, 1990. The Company was continued under the Canadian Business Corporation Act on March 30, 2001. The Company designs, develops and manufactures fuel cell automated test stations. The Company's principal customers include automotive companies, fuel cell developers and component suppliers principally located in Canada, the United States, Europe and Asia.

2.  SIGNIFICANT ACCOUNTING POLICIES

  (A) BASIS OF PRESENTATION

     The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). In all material respects, net loss of the Company for the year ended December 31, 2002 and shareholders' deficiency as at December 31, 2002 computed under Canadian GAAP are equivalent to net loss and shareholders' deficiency computed under accounting principles generally accepted in the United States ("U.S. GAAP"). These financial statements do not include all of the disclosures that would be required under U.S. GAAP.

  (B) USE OF ESTIMATES

     The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Allowances for doubtful accounts, allowance for warranty and useful lives of assets estimates are significant areas requiring the use of estimates. Actual results could differ from those estimates.

  (C) CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Interest earned and any market value losses are recognized immediately in the statement of operations.

  (D) INCOME TAXES

     The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered to be more likely than not, a valuation allowance is provided.

                      GREENLIGHT POWER TECHNOLOGIES, INC.

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

  (E) INVENTORIES

     Inventories consist of raw materials, work-in-progress and finished goods. Raw materials are valued at the lower of cost, determined on a first-in first-out basis, or market. Market is defined as replacement cost. Finished goods and work-in-progress are recorded at the lower of cost and net realizable value.

  (F) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method over the estimated useful lives of the assets as follows:

Computer hardware...........................................            3 years
Computer software...........................................            2 years
Equipment...................................................            7 years
Office furniture and fixtures...............................           10 years
Leasehold improvements......................................  Term of the lease

  (G) LONG-LIVED ASSETS

     The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of any assets to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the net recoverable amount.

  (H) REVENUE RECOGNITION

     The Company previously recognized revenue from long-term contracts under the percentage-of-completion method.

     Effective January 1,2002 revenue is recognized when goods are delivered, title passes to the customer and collection is reasonably assured provided that in situations where customer acceptance is considered to be substantive to the transaction, revenue is recognized only after such acceptance has been received from the customer.

     The Company has restated its previously reported deficit at January 1, 2002 to reflect this change, which resulted in an increase of $42 in the opening January 1, 2002 deficit.

  (I) PRODUCT WARRANTY

     The Company provides for future warranty costs on products sold based on management's best estimates of such costs taking into account past experience and the nature of the contracts.

  (J) GOVERNMENT ASSISTANCE AND INVESTMENT TAX CREDITS

     Government assistance is recorded as either a reduction of the cost of the applicable assets or credited in the statement of operations as determined by the terms and conditions of the agreements under which the assistance is provided to the Company. Investment tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures that gave rise to the credits.

                      GREENLIGHT POWER TECHNOLOGIES, INC.

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

  (K) RESEARCH AND PRODUCT DEVELOPMENT EXPENDITURES

     Research costs are expensed as incurred. Development costs are deferred when they meet specific criteria, otherwise they are expensed as incurred. At December 31, 2002, no development costs have been deferred.

  (L) FOREIGN CURRENCY TRANSLATION

     Monetary items denominated in currencies other than the Canadian dollar, the Company's functional currency, are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items and revenues and expenses are translated at rates of exchange in effect at the date of the transaction. Exchange gains or losses are reflected in earnings for the period.

  (M) SHARE-BASED COMPENSATION PLANS

     The Company issues shares and share options under its share-based compensation plans as described in note 9. Effective January 1, 2002, the Company adopted the intrinsic value method for recognizing compensation expense for these plans when shares or share options are issued to employees. Any consideration paid by employees on exercise of share options or purchase of shares is credited to share capital.

3.  ACCOUNTS RECEIVABLE AND UNBILLED REVENUES

     Accounts receivable and unbilled revenues consist of the following amounts:

                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
Trade accounts receivable...................................     $1,489
Receivable from Hydrogenics Corporation.....................        208
Unbilled revenues...........................................        208
Grants receivable...........................................        262
                                                                 ------
                                                                 $2,167
                                                                 ======

4.  PROPERTY, PLANT AND EQUIPMENT

                                                                  DECEMBER 31, 2002
                                                           --------------------------------
                                                                    ACCUMULATED    NET BOOK
                                                            COST    AMORTIZATION    VALUE
                                                           ------   ------------   --------
Computer hardware........................................  $  272       $220         $ 52
Computer software........................................     275        219           56
Equipment................................................     281        104          177
Office furniture and fixtures............................     138         66           72
Leasehold improvements...................................      89         79           10
Property acquired under capital leases:
  Computer hardware......................................     286         80          206
  Equipment..............................................     141         34          107
  Office furniture and fixtures..........................      13          7            6
                                                           ------       ----         ----
                                                           $1,495       $809         $686
                                                           ======       ====         ====

                      GREENLIGHT POWER TECHNOLOGIES, INC.

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following amounts:

                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
Trade accounts payable......................................     $1,156
Other liabilities...........................................        583
Wages payable...............................................        362
                                                                 ------
                                                                 $2,101
                                                                 ======

6.  LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES

2003........................................................  $165
2004........................................................    95
2005........................................................    13
2006........................................................    13
2007........................................................    12
                                                              ----
Total minimum lease payments................................   298
Amount representing interest................................    46
                                                              ----
Present value of minimum capital lease payments.............   252
Current portion of obligations under capital leases.........   136
                                                              ----
Long-term obligation under capital leases...................  $116
                                                              ====

     Interest of $21 relating to capital lease obligations has been included in interest expense in 2002.

7.  TERM LOAN

     The Term Loan bears interest at prime plus 1.25% and is repayable on demand.

8.  FINANCIAL INSTRUMENTS

  (A) FAIR VALUES

     The fair values of accounts receivable, refundable investment tax credits, bank indebtedness, term loan, accounts payable, deferred revenue and allowance for warranty approximate their carrying amounts because of the short-term nature of these instruments.

  (B) CREDIT RISK

     The financial instruments that potentially expose the Company to concentrations of credit risk are trade accounts receivable. Management regularly monitors the credit worthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

9.  SHARE CAPITAL

  (A) AUTHORIZED

     The authorized capital stock of the Company consists of an unlimited number of common shares, voting, without par value.

                      GREENLIGHT POWER TECHNOLOGIES, INC.

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

  (B) ISSUED AND OUTSTANDING

                                                              NUMBER OF
                                                                SHARES     AMOUNT
                                                              ----------   ------
Balance, December 31, 2001..................................  12,800,000   $3,389
Shares issued under compensation stock option plan..........     364,433      365
                                                              ----------   ------
Balance, December 31, 2002..................................  13,164,433   $3,754
                                                              ==========   ======

     Of the 1,300,000 shares issued to officers of the Company and initially placed in escrow in April 2001, 500,000 common shares remain in escrow at December 31, 2002. The 500,000 shares are subject to release upon the completion of an initial public offering at a price not less than $3.00 per share resulting in aggregate net proceeds of not less than $20,000 or an acquisition of all of the outstanding shares of the Company at a price not less than $3.00 per share.

     Of the 500,000 shares held in escrow, 383,334 were released subsequent to December 31, 2002 upon the acquisition of the Company (see note 13) and 116,666 shares were cancelled. The release of 383,334 shares will result in a stock-based compensation charge in 2003 under U.S. GAAP.

  (C) SHARE PURCHASE OPTIONS

     The Company has a stock option plan approved by the shareholders that allows it to grant options to its employees, officers, directors and non-employees to acquire up to 2,200,000 common shares, of which 1,822,558 options are outstanding at December 31, 2002. The exercise price of each option is set by the Board at the time of the granting. Options have a maximum term of seven years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate the earlier of the option expiration date and one year from the date of death. One sixteenth of the options vest and may be exercised in each quarter for four years after granting.

     A summary of the Company's share purchase option activity is as follows:

                                                                NUMBER     WEIGHTED AVERAGE
                                                              OF OPTIONS    EXERCISE PRICE
                                                              ----------   ----------------
Balance, December 31, 2001..................................  1,162,495         $1.00
  Granted...................................................    728,560          1.00
  Exercised.................................................         --            --
  Expired/cancelled.........................................    (68,497)         1.00
                                                              ---------         -----
Balance, December 31, 2002..................................  1,822,558         $1.00
                                                              =========         =====

                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
------------------------------------------------------     ----------------------
                              WEIGHTED        WEIGHTED                   WEIGHTED
                              AVERAGE         AVERAGE                    AVERAGE
EXERCISE      NUMBER         REMAINING        EXERCISE       NUMBER      EXERCISE
 PRICE      OF OPTIONS    CONTRACTUAL LIFE     PRICE       OF OPTIONS     PRICE
--------    ----------    ----------------    --------     ----------    --------
                              (YEARS)
 $1.00      1,822,558           5.83           $1.00        509,164       $1.00

  (D) COMPENSATION STOCK OPTIONS

     The Company has a compensation stock option plan approved by the shareholders that allows its employees, officers, directors and non-employees to take a portion of their compensation due in stock of the Corporation rather than cash. Options to acquire up to 542,000 common shares have been approved by

                      GREENLIGHT POWER TECHNOLOGIES, INC.

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

the shareholders, of which 364,433 had been issued and exercised at December 31, 2002. The exercise price of each option is set at $0.001. Options expire 90 days following the end of the fiscal quarter in which the options have been granted, except in the case of death of the optionee, in which case the unexpired options terminate one year from the date of death. Options granted under the compensation stock option plan vest immediately upon granting. The compensation stock option plan terminates 90 days after December 31, 2002. The Company recognized a stock-based compensation expense in 2002 of $365.

     A summary of the Company's compensation stock option activity is as follows:

                                                               NUMBER     WEIGHTED AVERAGE
                                                             OF OPTIONS    EXERCISE PRICE
                                                             ----------   ----------------
Balance, December 31, 2001.................................        --          $   --
  Granted..................................................   364,433           0.001
  Exercised................................................   364,433           0.001
  Expired/cancelled........................................        --              --
                                                              -------          ------
Balance, December 31, 2002.................................        --          $   --
                                                              =======          ======

                 OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
------------------------------------------------------     ----------------------
                              WEIGHTED        WEIGHTED                   WEIGHTED
                              AVERAGE         AVERAGE                    AVERAGE
EXERCISE      NUMBER         REMAINING        EXERCISE       NUMBER      EXERCISE
 PRICE      OF OPTIONS    CONTRACTUAL LIFE     PRICE       OF OPTIONS     PRICE
--------    ----------    ----------------    --------     ----------    --------
                              (YEARS)
 $0.001         --               --              --            --           --

  (E) SHARE PURCHASE WARRANTS

     On November 9, 2001, the Company issued 250,000 Series 1 Warrants and 250,000 Series 2 Warrants. On April 4, 2001, the Company issued 625,000 Series 1 Warrants and 625,000 Series 2 Warrants. Each Series 1 Warrant entitles the holder to acquire one common share of the Company for a price of $2.00. Each Series 2 Warrant entitles the holder to acquire one common share of the Company for a price of $4.00. The warrants expire on April 4, 2005.

     A summary of the Company's share purchase warrant activity is as follows:

                                                         OUTSTANDING    ISSUED   EXPIRED   OUTSTANDING
                                              EXERCISE   DECEMBER 31,   DURING   DURING    DECEMBER 31,
EXPIRY DATE                                    PRICE         2001        YEAR     YEAR         2002
-----------                                   --------   ------------   ------   -------   ------------
April 4, 2005...............................   $2.00        875,000       --        --        875,000
April 4, 2005...............................    4.00        875,000       --        --        875,000
                                                          ---------      ---       ---      ---------
                                                          1,750,000       --        --      1,750,000
                                                          =========      ===       ===      =========

10.  RESEARCH AND DEVELOPMENT

                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
Research and development costs incurred.....................      $918
Investment tax credits......................................      (462)
                                                                  ----
Research and development costs expensed.....................      $456
                                                                  ====

                      GREENLIGHT POWER TECHNOLOGIES, INC.

     (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

11.  COMMITMENTS

     At December 31, 2002 the Company is committed to payments under operating leases relating to premises as follows:

2003........................................................  $  524
2004........................................................     512
                                                              ------
                                                              $1,036
                                                              ======

     At December 31, 2002 the Company has outstanding commitments aggregating to a maximum of $46 relating to research and development programs.

12.  INCOME TAXES

     Significant components of the Company's future income tax asset are:

                                                              DECEMBER 31,
                                                                  2002
                                                              ------------
Non capital losses..........................................    $    599
Scientific research expenditures............................         455
Capital assets..............................................          66
Share issuance costs........................................          29
Warranty costs accrued......................................          46
Valuation allowance.........................................      (1,195)
                                                                --------
                                                                $     --
                                                                ========

     The losses from operations may be used to offset future income taxes and expire as follows:

2008........................................................  $  446
2009........................................................   1,239
                                                              ------
                                                              $1,685
                                                              ======

13.  SUBSEQUENT EVENT

     On January 7, 2003, Hydrogenics Corporation acquired all of the outstanding shares, options and warrants of the Company.

                            HYDROGENICS CORPORATION

                   PRO-FORMA COMBINED STATEMENT OF OPERATIONS
                      (UNAUDITED) (SEE COMPILATION REPORT)
                      FOR THE YEAR ENDED DECEMBER 31, 2002
        (THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        HISTORICAL                  PRO-FORMA
                                                 ------------------------   -------------------------
                                                                            ADJUSTMENTS
                                                 HYDROGENICS   GREENLIGHT     (NOTE 2)      COMBINED
                                                 -----------   ----------   ------------   ----------
REVENUES.......................................  $   15,840     $ 3,669            --      $   19,509
COST OF REVENUES...............................      10,703       3,072            --          13,775
                                                 ----------     -------       -------      ----------
                                                      5,137         597            --           5,734
                                                 ----------     -------       -------      ----------
OPERATING EXPENSES
Selling, general and administrative............       6,658       1,877            --           8,535
Research and development.......................       4,235         292            --           4,527
Research and development grants................        (474)         --            --            (474)
Depreciation of property, plant and
  equipment....................................       1,278         124           813           2,215
Amortization of intangible assets..............      15,223          --         5,177          20,400
                                                 ----------     -------       -------      ----------
                                                     26,920       2,293         5,990          35,203
                                                 ----------     -------       -------      ----------
LOSS FROM OPERATIONS...........................     (21,783)     (1,696)       (5,990)        (29,469)
                                                 ----------     -------       -------      ----------
OTHER INCOME (EXPENSES)
Provincial capital tax.........................        (190)         --            --            (190)
Interest, net..................................       1,121         (24)           --           1,097
Foreign currency gains.........................         495          --            --             495
                                                 ----------     -------       -------      ----------
                                                      1,426         (24)           --           1,402
                                                 ----------     -------       -------      ----------
LOSS BEFORE INCOME TAXES.......................     (20,357)     (1,720)       (5,990)        (28,067)
CURRENT INCOME TAX EXPENSE (RECOVERY)..........         254          (5)           --             249
                                                 ----------     -------       -------      ----------
NET LOSS FOR THE PERIOD........................  $  (20,611)    $(1,715)      $(5,990)     $  (28,316)
                                                 ==========     =======       =======      ==========
NET LOSS PER SHARE
Basic and diluted..............................  $    (0.43)                               $    (0.54)
Shares used in calculating basic and diluted
  net loss per share...........................  48,437,813                                52,601,906

    The accompanying notes form an integral part of this pro-forma financial information

                            HYDROGENICS CORPORATION

              NOTES TO PRO-FORMA COMBINED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 2002
       (EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.  BASIS OF PRESENTATION

     On January 7, 2003, Hydrogenics Corporation (the "Company") acquired all the issued and outstanding common shares of Greenlight Power Technologies, Inc. ("Greenlight"). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $29,472 CAD (US $19,044) exclusive of expenses of $1,062 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Company with an aggregate value of $16,762 at the acquisition date.

     The allocation of the purchase price to the assets acquired and liabilities assumed was as follows:

                                                                     $ MILLIONS
                                                               -----------------------
Current assets..............................................                  $ 3.0
Property, plant and equipment...............................                    2.1
Future tax assets...........................................                    5.4
Intangible assets-
  Order backlog(1)..........................................       0.5
  Customer relationship(2)..................................       5.0
  Computer software(3)......................................       1.9
  Patentable technology(2)..................................       6.1         13.5
                                                                  ----
Goodwill....................................................                    5.3
Accounts payable and accrued liabilities....................                   (3.6)
Long-term debt..............................................                   (0.2)
Future tax liabilities......................................                   (5.4)
                                                                              -----
                                                                              $20.1
                                                                              =====

---------------

(1) Being amortized over 1 year.

(2) Being amortized over 3 years.

(3) Being amortized over 2 years.

     The unaudited pro-forma combined statement of operations gives effect to the acquisition by the Company of Greenlight in a transaction that was accounted for as a purchase. The unaudited pro-forma combined statement of operations is based on the individual statements of operations of the Company and Greenlight appearing elsewhere in this prospectus, and combines the results of operations of the Company and of Greenlight (acquired by the Company on January 7, 2003) for the year ended December 31, 2002 as if the acquisition occurred on January 1, 2002. The unaudited pro-forma combined statement of operations should be read in conjunction with the historical financial statements and notes thereto of the Company and Greenlight included elsewhere in this prospectus.

     The pro-forma combined statement of operations has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, in the case of the Company, conform in all material respects with accounting principles generally accepted in the Unites States, except as outlined in Note 3.

     The pro-forma combined statement of operations is not necessarily indicative of the results of operations that would have resulted had the relevant transaction taken place at the date referred to above.

                            HYDROGENICS CORPORATION

                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 2002
       (EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

2.  PRO-FORMA ASSUMPTIONS AND ADJUSTMENTS

     The pro forma combined statement of operations has been prepared to reflect the acquisition of Greenlight by the Company as if the acquisition occurred on January 1, 2002. Pro-forma adjustments are made to reflect additional annual depreciation and amortization resulting from the increased basis of property and equipment and intangible assets acquired.

3. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES AND PRACTICES

     The pro-forma combined statement of operations has been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Company would have followed had its pro-forma combined statement of operations been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     The reconciliation of pro-forma net loss for the year from Canadian GAAP to U.S. GAAP is as follows:

Pro-forma net loss for the year based on Canadian GAAP......   $   (28,316)
Stock-based compensation (i)................................          (443)
                                                               -----------
Pro-forma net loss and comprehensive loss for the year based
  on U.S. GAAP (ii).........................................   $   (28,759)
                                                               ===========
Basic and diluted pro-forma net loss per share based on U.S.
  GAAP......................................................   $     (0.54)
Weighted average number of shares used in calculating basic
  and diluted net loss per share............................    52,601,906

     The condensed pro-forma combined statement of operations for the year ended December 31, 2002 under U.S. GAAP, is as follows:

Revenues....................................................   $    19,509
Cost of revenues............................................        13,775
Operating expenses..........................................        35,646
Loss from operations........................................       (29,912)
Net loss for the year.......................................       (28,759)

  (I) STOCK-BASED COMPENSATION

     Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options. For U.S. GAAP reporting, the Company uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. At December 31, 2002, equity balances for deferred stock-based compensation and stock options outstanding are $175 and $3,206 respectively.

     Had the Company determined compensation cost based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation," the combined pro-forma expense for the year ended December 31, 2002 would have been $2,025 or $0.04 per share. The combined pro-forma net loss for the year ended December 31, 2002 would have been

                            HYDROGENICS CORPORATION

                                  (UNAUDITED)
                      FOR THE YEAR ENDED DECEMBER 31, 2002
       (EXPRESSED IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

($30,341) or ($0.58) per share. For the purposes of these pro-forma disclosures stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.50 percent to 5.39 percent, expected life of four to ten years, expected volatility of between 77 percent and 113 percent, and no dividends.

  (II) PRO-FORMA COMBINED COMPREHENSIVE LOSS

     U.S. GAAP requires disclosure of comprehensive loss which comprises net loss and other comprehensive income (loss). There were no items impacting the pro-forma combined comprehensive loss during the year. Under Canadian GAAP, there is no standard for reporting comprehensive loss.

  (III) PRO-FORMA COMBINED NET LOSS PER SHARE

     The numerator for purposes of calculating basic and diluted pro-forma combined net loss per share under U.S. GAAP has been calculated as follows:

Pro-forma combined net loss under U.S. GAAP.................   $(28,759)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     (Hydrogenics Logo)

                                          Common Shares

                                  ------------

                                   PROSPECTUS

                                          , 2004

                                  ------------

                                   CITIGROUP
                            ------------------------

                            NATIONAL BANK FINANCIAL

                          TD SECURITIES (U.S.A.) INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II

                    INFORMATION NOT REQUIRED TO BE DELIVERED
                            TO OFFEREES OR PURCHASERS

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS



Section 124 of the Canada Business Corporations Act, or the CBCA, provides:

     (1) A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

     (2) A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

     (3) A corporation may not indemnify an individual under subsection (1) unless the individual: (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

     (4) A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

     (5) Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity: (a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and (b) fulfils the conditions set out in subsection (3).

     (6) A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual: (a) in the individual's capacity as a director or officer of the corporation; or (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

     (7) A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

     (8) An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

     (9) On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

In accordance with the CBCA, the Bylaws of the Company provide that:

         Subject to the provisions of the CBCA, the Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of the Company or at the Company's request on behalf of any such body corporate), and such director or officer's heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of the Company or such body corporate (or by reason of having undertaken such liability); and the Company shall with the approval of the court indemnify a person in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action if in case such director or officer:

              (a) acted honestly and in good faith with a view to the best interests of the Company; and

              (b) in the case of a criminal or administrative action or
                  proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

         Notwithstanding the foregoing, the Company shall, without requiring the approval of a court, indemnify any person referred to above, in respect of an action by or on behalf of the Company or body corporate to procure a judgment in its favour who has been substantially successful on the merits in the defence of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Company or body corporate, against all costs, charges and expenses reasonably incurred by such person in respect of such action or proceeding, provided that such person has satisfied the appropriate conditions in (a) and (b) above.

         The Company may also indemnify such person in such other circumstances as the CBCA or law permits or requires. These provisions shall be in addition to and not in substitution for any rights, immunities and protections to which any director or officer is otherwise entitled.

A policy of directors' and officers' liability insurance is maintained by the Company which insures directors and officers for certain losses as a result of claims, other than those excluded by the insurance policy, against the directors and officers of the Company in their capacity as directors and officers and also reimburses the Company for payments made pursuant to the indemnity provisions under the articles and the CBCA.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS, THE REGISTRANT HAS BEEN INFORMED THAT IN THE OPINION OF THE U.S. SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    EXHIBITS

     The following exhibits have been filed as part of this Registration Statement on Form F-10:


EXHIBIT
NUMBER   DESCRIPTION
------   -----------
3.1*     Underwriting Agreement


4.1 Annual Report on Form 20-F for the year ended December 31, 2002, incorporated by reference to the Registrant's Annual Report (Commission File No. 000-31815) filed with the Securities and Exchange Commission on June 5, 2003

4.2 Comparative audited consolidated financial statements for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon, incorporated by reference to the Registrant's Annual Report (Commission File No. 000-31815) filed with the Securities and Exchange Commission on June 5, 2003

4.3 Management's discussion and analysis of financial condition and results of operations for the three years ended December 31, 2002, incorporated by reference to the Registrant's Annual Report (Commission File No. 000-31815) filed with the Securities and Exchange Commission on June 5, 2003

4.4 Comparative unaudited consolidated financial statements for the nine months ended September 30, 2003 and September 30, 2002, incorporated by reference to the Registrant's Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 25, 2003

4.5 Management's interim discussion and analysis of financial condition and results of operations for the third quarter ended September 30, 2003, incorporated by reference to the Registrant's report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 25, 2003

4.6 Information circular dated April 30, 2003 relating to the Registrant's annual general meeting of shareholders held on May 30, 2003, except for the information set out therein relating to the composition of the compensation committee and its report on executive compensation, the statement of corporate governance and any performance graph therein, incorporated by reference to the Registrant's Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 14, 2003; and

4.7 Material change report dated January 15, 2003 pertaining to the Registrant's acquisition of Greenlight Power Technologies, Inc., incorporated by reference to the Registrant's report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on January 15, 2003

5.1      Consent of PricewaterhouseCoopers LLP, Toronto, Ontario

5.2      Consent of PricewaterhouseCoopers LLP, Vancouver, British Columbia

5.3*     Consent of Osler, Hoskin & Harcourt LLP

5.4*     Consent of Davies Ward Phillips & Vineberg LLP

5.5*     Consent of White & Case LLP

5.6*     Consent of Cleary, Gottlieb, Steen & Hamilton

6.1 Powers of attorney (included in the signature page to the Registration Statement)


-----------------
* To be filed by amendment.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in such securities.

ITEM 2.  CONSENT TO SERVICE OF PROCESS

         Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on January 9, 2004.

                         HYDROGENICS CORPORATION


                         By:   /s/ Pierre Rivard
                            --------------------------------
                            Name:  Pierre Rivard
                            Title: Chief Executive Officer and President


                        SIGNATURES AND POWERS OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pierre Rivard and Jonathan Lundy, and each of them severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                 Signature                                       Title                              Date
                 ----------                                      -----                              ----

     /s/ Pierre Rivard                           President, Chief Executive Officer
     ----------------------------------                      and Director                      January 9, 2004
         Pierre Rivard                              (Principal Executive Officer)

     /s/ Norman M. Seagram
     ----------------------------------            Chairman of the Board of Directors          January 9, 2004
         Norman M. Seagram

     /s/ Gary Brandt
     ----------------------------------                 Chief Financial Officer                January 9, 2004
         Gary Brandt                          (Principal Financial and Accounting Officer)

     /s/ Boyd J. Taylor
     ----------------------------------        Vice President Business Development, Sales      January 9, 2004
         Boyd J. Taylor                                and Marketing and Director

     /s/ Joseph Cargnelli
     ----------------------------------          Chief Technology Officer and Director         January 9, 2004
         Joseph Cargnelli

     /s/ Don J. Morrison
     ----------------------------------                        Director                        January 9, 2004
         Don J. Morrison

     /s/ Donal J. Lowry
     ----------------------------------                        Director                        January 9, 2004
         Donald J. Lowry

                 Signature                                       Title                              Date
                 ----------                                      -----                              ----


     /s/ Wesley Twiss
     ----------------------------------                         Director                        January 9, 2004
         Wesley Twiss

     /s/ Frank Colvin
     ----------------------------------                         Director                        January 9, 2004
         Frank Colvin

     /s/ James Sardo
     ----------------------------------                         Director                        January 9, 2004
         James Sardo

         Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Hydrogenics Corporation in the United States, in the City of Newark, Delaware on January 9, 2004.




                                       By: /s/ Donald J. Puglisi
                                           -------------------------------------
                                           Name:  Donald J. Puglisi

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
3.1*     Underwriting Agreement

4.1 Annual Report on Form 20-F for the year ended December 31, 2002, incorporated by reference to the Registrant's Annual Report (Commission File No. 000-31815) filed with the Securities and Exchange Commission on June 5, 2003

4.2 Comparative audited consolidated financial statements for the year ended December 31, 2002, together with the notes thereto and the auditors' report thereon, incorporated by reference to the Registrant's Annual Report (Commission File No. 000-31815) filed with the Securities and Exchange Commission on June 5, 2003

4.3 Management's discussion and analysis of financial condition and results of operations for the three years ended December 31, 2002, incorporated by reference to the Registrant's Annual Report (Commission File No. 000-31815) filed with the Securities and Exchange Commission on June 5, 2003

4.4 Comparative unaudited consolidated financial statements for the nine months ended September 30, 2003 and September 30, 2002, incorporated by reference to the Registrant's Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 25, 2003

4.5 Management's interim discussion and analysis of financial condition and results of operations for the third quarter ended September 30, 2003, incorporated by reference to the Registrant's report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on November 25, 2003

4.6 Information circular dated April 30, 2003 relating to the Registrant's annual general meeting of shareholders held on May 30, 2003, except for the information set out therein relating to the composition of the compensation committee and its report on executive compensation, the statement of corporate governance and any performance graph therein, incorporated by reference to the Registrant's Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on May 14, 2003; and

4.7 Material change report dated January 15, 2003 pertaining to the Registrant's acquisition of Greenlight Power Technologies, Inc., incorporated by reference to the Registrant's report on Form 6-K (Commission File No. 000-31815) filed with the Securities and Exchange Commission on January 15, 2003

5.1      Consent of PricewaterhouseCoopers LLP, Toronto, Ontario

5.2      Consent of PricewaterhouseCoopers LLP, Vancouver, British Columbia

5.3*     Consent of Osler, Hoskin & Harcourt LLP

5.4*     Consent of Davies Ward Phillips & Vineberg LLP

5.5*     Consent of White & Case LLP

5.6*     Consent of Cleary, Gottlieb, Steen & Hamilton

6.1 Powers of attorney (included in the signature page to the Registration Statement)


-----------------
* To be filed by amendment